Filed Pursuant to Rule 424(b)(3)
Registration No. 333-289156

PROXY STATEMENT OF	PROSPECTUS OF
GUARANTY BANCSHARES, INC.	GLACIER BANCORP, INC.

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear Guaranty Bancshares, Inc. Shareholders:

As you may know, the boards of directors of Guaranty Bancshares, Inc. (“Guaranty”) and Glacier Bancorp, Inc. (“Glacier”) have each unanimously approved a merger of Guaranty with and into Glacier, subject to approval by Guaranty shareholders and appropriate bank regulators. Immediately following the merger, Guaranty’s subsidiary Guaranty Bank & Trust, N.A. (the “Bank”) will be merged into Glacier’s subsidiary Glacier Bank (“Glacier Bank”), also subject to approval of the appropriate bank regulators.

Under the terms of the Plan and Agreement of Merger, dated as of June 24, 2025 (the “merger agreement”), Guaranty shareholders will receive 1.0000 share of Glacier common stock for each share of Guaranty common stock they own as of the effective time of the merger (the “per share stock consideration”), subject to certain adjustments as set forth in the merger agreement, with cash paid in lieu of fractional shares. Glacier common stock trades on The New York Stock Exchange (the “NYSE”) under the symbol “GBCI.” Guaranty’s common stock also trades on the NYSE, but under the symbol “GNTY.”

The per share stock consideration is subject to adjustment if Guaranty’s closing capital, after being adjusted in accordance with the terms of the merger agreement, is less than $292,199,000, plus the amount of any capital attributable to the exercise of Guaranty stock options after March 31, 2025, if any (the “Closing Capital Requirement”). In any such event, the per share stock consideration will be reduced on a per share basis in accordance with the formula set forth in the merger agreement. See “The Merger – Merger Consideration.” If Guaranty’s closing capital, after being adjusted in accordance with the terms of the merger agreement, is in excess of the Closing Capital Requirement, Guaranty may, prior to the closing of the merger, pay a special dividend to its shareholders in an amount determined in accordance with the merger agreement. See “The Merger – Merger Consideration.”

Assuming for purposes of illustration only that the value of Glacier common stock at closing is $43.77 per share, which was the closing price of Glacier common stock on August 11, 2025, as quoted on the NYSE, and assuming no adjustments are made to the per share stock consideration, Guaranty shareholders will receive consideration with an estimated value of $43.77, consisting of 1.0000 Glacier common share, for each Guaranty common share they own. The value of Glacier common stock at the time of completion of the merger could be greater than, less than or the same as the value as of the date of this proxy statement/prospectus. We urge you to obtain current market quotations on the NYSE for both Glacier and Guaranty common stock.

Assuming that all outstanding Guaranty common shares are exchanged for stock in accordance with the merger agreement and the per share stock consideration is not adjusted as described above, Guaranty shareholders will, in the aggregate, receive approximately 11.3 million Glacier common shares in the merger, representing approximately 8.73% of Glacier’s outstanding common shares after taking into account Glacier common shares to be issued in the merger.

Guaranty will hold a special shareholders’ meeting to vote on the merger agreement on September 17, 2025, at 10:00 a.m. Central Time at Guaranty Bank & Trust, 100 West Arkansas Street, Mount Pleasant, Texas 75455. Detailed instructions for participation can be found in the notice of special shareholder meeting that accompanies this proxy statement/prospectus. Whether or not you plan to participate in the special meeting, please take the time to vote by voting over the Internet, by telephone or completing and mailing the enclosed form of proxy. Please give particular attention to the discussion under the heading “Risk Factors” beginning on page 16 for risk factors relating to the merger that you should consider.

The board of directors of Guaranty has unanimously recommended that you vote FOR approval of the merger agreement and the other proposals described in this proxy statement/prospectus.

Ty Abston
Chairman of the Board & CEO,
Guaranty Bancshares, Inc.

Neither the Federal Deposit Insurance Corporation, Securities and Exchange Commission, nor any state securities commission has approved the securities to be issued by Glacier in the merger or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Glacier common shares to be issued in the merger are not savings or deposit accounts or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Such shares are not guaranteed by Glacier or Guaranty and are subject to investment risk, including the possible loss of principal.

This proxy statement/prospectus is dated August 14, 2025, and is first being mailed to Guaranty shareholders on or about August 15, 2025.

16475 Dallas Parkway, Suite 600, Addison, Texas 75001

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF

GUARANTY BANCSHARES, INC.

TO BE HELD ON SEPTEMBER 17, 2025

To the Shareholders of Guaranty Bancshares, Inc.:

A special meeting of the shareholders of Guaranty Bancshares, Inc. (“Guaranty”) will be held in person on September 17, 2025, at Guaranty Bank & Trust, 100 West Arkansas Street, Mount Pleasant, Texas 75455, beginning at 10:00 a.m. Central Time. The special meeting is for the following purposes:

1.

To consider and vote on a proposal to approve the Plan and Agreement of Merger, dated as of June 24, 2025 (the “merger agreement”), among Glacier Bancorp, Inc. (“Glacier”), Glacier Bank, Guaranty, and Guaranty Bank & Trust, N.A. (the “Bank”). The merger agreement is attached as Appendix A to the proxy statement/prospectus.

2.

To vote on an advisory (non-binding) proposal to approve the compensation that may be paid or become payable to the named executive officers of Guaranty that is based on or otherwise relates to the merger.

3.	To approve one or more adjournments of the Guaranty special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of approval of the merger agreement.

Holders of record of Guaranty common shares at the close of business on August 11, 2025, the record date for the special meeting, are entitled to notice of and to vote at the special meeting or any adjournments or postponements of it. As of the record date, there were 11,355,900 Guaranty common shares outstanding (including shares underlying unvested Guaranty restricted stock). The affirmative vote of the holders of at least two-thirds of the outstanding Guaranty common shares is required for approval of the merger agreement. The directors and certain executive officers of Guaranty and the Bank have signed agreements to vote their shares in favor of approval of the merger agreement. As of the record date, such persons were entitled to vote 2,291,668 shares representing approximately 20.2% of all outstanding Guaranty common shares (including shares underlying unvested Guaranty restricted stock).

Your vote is important. Whether or not you plan to attend the special meeting, we encourage you to submit a proxy to vote your shares as promptly as possible in order to make certain that you are represented at the meeting. You may submit a proxy over the Internet, as well as by telephone or by completing, signing, dating and promptly returning the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. If you do not vote your shares, it will have the same effect as voting against the merger.

The Guaranty board of directors has unanimously approved the merger agreement and determined that the merger is advisable and in the best interests of Guaranty and its shareholders. Further, the Guaranty board unanimously recommends that you vote FOR approval of the merger agreement, FOR approval of the merger-related named executive officer compensation proposal, and FOR approval of the adjournment proposal. With regard to its recommendation that shareholders vote FOR approval of the merger agreement, the Guaranty board considered a number of factors, as discussed in “Background of and Reasons for the Merger” beginning on page 35. Such factors also constituted the reasons that the board of directors determined to approve the merger agreement.

Important Notice Regarding the Availability of Proxy Materials for the

Special Shareholders’ Meeting to be held September 17, 2025:

The proxy statement and notice of special meeting are available at envisionreports.com/GNTY

By Order of the Board of Directors,

Addison, Texas, August 14, 2025	Ty Abston, Chairman of the Board & CEO

REFERENCES TO ADDITIONAL INFORMATION

Glacier has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission (the “SEC”) Glacier common shares to be issued in the merger. This proxy statement/prospectus is a part of that registration statement. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits, at the addresses set forth below. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. In addition, this proxy statement/prospectus incorporates important business and financial information about Glacier and Guaranty that is not included in or delivered with this document, including incorporating by reference documents that Glacier and Guaranty have previously filed with the SEC that include important information about the companies and their results of operations and financial condition. See “Where You Can Find More Information.” These documents are available without charge to you upon written or oral request to the applicable company’s principal executive offices. The respective addresses and telephone numbers of such principal executive offices are listed below:

Glacier Bancorp, Inc. 49 Commons Loop Kalispell, Montana 59901 Attention: Corporate Secretary Telephone: (406) 756-4200	Guaranty Bancshares, Inc. 16475 Dallas Parkway, Suite 600 Addison, Texas 75001 Attention: Corporate Secretary Telephone: (888) 572-9881

To obtain timely delivery of these documents, you must request the information no later than September 10, 2025, in order to receive them before the special meeting of Guaranty shareholders.

Reports that Glacier files with the SEC and certain other documents can also be found on Glacier’s website at www.glacierbancorp.com. The information provided on Glacier’s website (other than documents that have been expressly incorporated by reference) is not part of, or incorporated by reference into, this proxy statement/prospectus.

Reports that Guaranty files with the SEC and certain other documents can be found on Guaranty’s website at www.gnty.com. The information provided on Guaranty’s website (other than documents that have been expressly incorporated by reference) is not part of, or incorporated by reference into, this proxy statement/prospectus.

Glacier common stock, par value $0.01 per share, is traded on the NYSE, under the symbol “GBCI,” and Guaranty common stock, par value $1.00 per share, is also traded on the NYSE, under the symbol “GNTY.”

Appendix A – Plan and Agreement of Merger, dated as of June 24, 2025

Appendix B – Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to Guaranty Bancshares, Inc.

i

QUESTIONS AND ANSWERS

The following are some questions that you may have about the merger and the special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger or the special meeting. Additional important information is also contained in the documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” near the end of this document.

In this proxy statement/prospectus, unless the context otherwise requires:

•	“Bank” refers to Guaranty Bank & Trust, N.A.;

•	“bank merger” refers to the merger of the Bank with and into Glacier Bank, with Glacier Bank as the surviving bank;

•	“Closing Capital Requirement” refers to $292,199,000, plus the amount of any capital attributable to the exercise of Guaranty stock options after March 31, 2025, if any;

•	“effective time” refers to the time when the merger agreement becomes effective;

•	“GAAP” refers to United States generally accepted accounting principles;

•	“Glacier” refers to Glacier Bancorp, Inc., a Montana corporation;

•	“Glacier’s articles” refers to the amended and restated articles of incorporation of Glacier;

•

“Glacier average closing price” refers to the average of the closing sales prices of one share of Glacier common stock on the NYSE for the 20 trading days immediately preceding the tenth day immediately preceding the effective date of the merger;

•	“Glacier Board” refers to the board of directors of Glacier;

•	“Glacier’s bylaws” refers to the amended and restated bylaws of Glacier;

•	“Glacier common shares” and “Glacier common stock” refers to the common stock of Glacier, $0.01 par value per share;

•

“GNTY Closing Capital” refers to an amount, estimated as of the closing of the merger, of Guaranty’s capital stock, surplus and retained earnings determined in accordance with GAAP on a consolidated basis, net of goodwill and other intangible assets, calculated in the same manner in which Guaranty’s consolidated tangible equity capital at March 31, 2025 was determined, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on Guaranty’s or the Bank’s balance sheet. GNTY Closing Capital will also reflect the change in the accumulated income or loss related to the fair value of Guaranty’s held-to-maturity securities as calculated in the same manner as the accumulated other comprehensive income or loss shown on the Bank’s balance sheet for available-for-sale securities;

•	“Guaranty” refers to Guaranty Bancshares, Inc., a Texas corporation;

•	“Guaranty Board” refers to the board of directors of Guaranty;

•	“Guaranty common shares” and “Guaranty common stock” refers to the common stock of Guaranty, $1.00 par value per share;

•	“Guaranty KSOP” refers to the Guaranty Bancshares, Inc. Employee Stock Ownership Plan With 401(k) Provisions, as amended;

•	“Guaranty Options” refers to the options to purchase Guaranty common shares under the Guaranty Stock Plan;

•	“Guaranty Stock Plan” refers to Guaranty’s 2015 Equity Incentive Plan, as amended;

•	“KBW” refers to Keefe, Bruyette & Woods, Inc., a Stifel Company, financial advisor to Guaranty;

•	“merger” refers to the merger of Guaranty with and into Glacier, with Glacier as the surviving corporation;

•	“merger agreement” refers to the Plan and Agreement of Merger, dated as of June 24, 2025, by and among Glacier, Glacier Bank, Guaranty and the Bank;

•	“NYSE” refers to the New York Stock Exchange;

•	“per share stock consideration” refers to 1.0000 Glacier common share; and

•	“special meeting” refers to the special meeting of Guaranty shareholders.

Why am I receiving these materials?

Guaranty is holding a special meeting to vote on proposals relating to its proposed merger with Glacier. We are sending you these materials to solicit your proxy to vote in favor of approval of the merger agreement, and to help you decide how to vote your Guaranty common shares on all matters being considered. The merger cannot be completed unless Guaranty receives the affirmative vote of the holders of at least two-thirds of the outstanding Guaranty common shares. Information about the special meeting is contained in this document. See “Guaranty Special Shareholders’ Meeting.”

This document is both a proxy statement of Guaranty and a prospectus of Glacier. It is a proxy statement because the officers and the Guaranty Board are soliciting proxies from Guaranty’s shareholders in connection with voting on the merger. It is a prospectus because Glacier will issue, and you will acquire, Glacier common shares, in exchange for your Guaranty common shares as the consideration to be paid in the merger.

What will happen in the merger?

In the proposed merger, Guaranty will merge with and into Glacier, with Glacier surviving the merger. Immediately following the merger, the Bank will be merged into Glacier’s subsidiary Glacier Bank and will operate as a new banking division under the name “Guaranty Bank & Trust, Division of Glacier Bank.” Shares of Glacier common stock will continue to trade on the NYSE with the trading symbol “GBCI.”

What will Guaranty shareholders receive in the merger?

Under the terms of the merger agreement, each outstanding Guaranty common share (including each outstanding share of restricted stock) will be converted into the right to receive the per share stock consideration, subject to certain adjustments as set forth in the merger agreement, with cash paid in lieu of fractional shares.

Assuming for purposes of illustration only that the average closing price for Glacier common stock is $43.77 (which was the closing price of Glacier common stock on August 11, 2025) and no adjustments are made to the per share stock consideration, each Guaranty common share would be exchanged for 1.0000 Glacier common share with a value equal to $43.77.

The value of Glacier common stock at the time of completion of the merger could be greater than, less than or the same as the value as of the date of this proxy statement/prospectus, and we urge you to obtain current market quotations on the NYSE. Any fluctuation in the market price of Glacier common stock will change the value of the shares of Glacier common stock that Guaranty shareholders will receive. Neither Glacier nor Guaranty is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Glacier or Guaranty common stock.

Under what circumstances can the merger consideration be adjusted?

Under the terms of the merger agreement, there are certain limited circumstances in which the merger consideration may be adjusted. The per share stock consideration will be subject to reduction if the “GNTY

Closing Capital,” as defined and determined in accordance with the merger agreement, is less than the Closing Capital Requirement. In such event, the number of Glacier common shares to be issued will be reduced on a per-share basis in accordance with the formula set forth in the merger agreement. See “The Merger – Merger Consideration” and “ – Calculation of GNTY Closing Capital.”

Assuming that all outstanding Guaranty common shares are exchanged for Glacier common shares as per share stock consideration in accordance with the merger agreement and the per share stock consideration is not adjusted as described above, Guaranty shareholders will receive approximately 11.3 million Glacier common shares in the merger, representing approximately 8.73% of Glacier’s outstanding common shares after taking into account the Glacier common shares to be issued in the merger.

Under what circumstances is a special dividend payable to Guaranty shareholders?

If the GNTY Closing Capital exceeds the Closing Capital Requirement, Guaranty may upon written notice to Glacier and effective prior to the closing of the merger, declare and pay a special dividend to its shareholders in an amount determined in accordance with the merger agreement. See “The Merger – Merger Consideration.”

How are Guaranty’s outstanding shares of restricted stock and stock options addressed in the merger agreement?

Under the terms of the merger agreement, immediately prior to the effective time, all outstanding shares of restricted stock under the Guaranty Stock Plan will automatically vest, and each resulting unrestricted Guaranty common share will automatically be converted into the right to receive the per share stock consideration and cash in lieu of fractional Glacier common shares. Outstanding options to purchase Guaranty common shares (the “Guaranty Options”) under the Guaranty Stock Plan, whether vested or unvested, will be assumed by Glacier and will be automatically converted into an option (a “Converted Option”) to purchase Glacier common shares on the same terms and conditions as are then in effect with respect to the respective Guaranty Option, except that (i) to the extent provided for in the applicable option award agreement, each Converted Option will be fully vested and exercisable immediately following the effective time, (ii) each Converted Option may only be exercised for Glacier common shares, and (iii) the number of Glacier common shares subject to, and the per-share exercise price of, each Converted Option will be adjusted based on the per share stock consideration. In addition, the Guaranty Board may take any necessary actions to ensure that the terms of Guaranty Options outstanding on the record date for any special dividend declared and paid in accordance with the merger agreement are equitably adjusted to take into account the payment of any special dividend to the holders of Guaranty common shares.

Will I receive any fractional Glacier common shares as part of the merger consideration?

No. Glacier will not issue any fractional Glacier common shares in the merger. Instead, Glacier will pay you the cash value of a fractional share (without interest) in an amount determined by multiplying the fractional share interest to which you would otherwise be entitled by the Glacier average closing price.

How soon after the merger is completed can I expect to receive my merger consideration?

Glacier will work with its exchange agent, Equiniti Trust Company, LLC, to complete the exchange of your Guaranty stock certificates for consideration payable in the merger as promptly as practicable following the completion of the merger.

Will I be able to trade the Glacier common shares that I receive in the merger?

You may freely trade the Glacier common shares issued in the merger, unless you are an “affiliate” of Glacier as defined by Rule 144 under the Securities Act of 1933, as amended. Affiliates consist of individuals or entities that control, are controlled by or are under common control with Glacier, and include the executive officers and directors of Glacier after the merger and may include significant shareholders of Glacier.

When will the merger occur?

We presently expect to complete the merger during the fourth quarter of 2025. The actual timing of the transaction is subject to a number of factors (primarily regulatory approvals), many of which are beyond the control of Glacier and Guaranty. The merger is conditioned upon and will occur after the approval of the merger agreement by the affirmative vote of holders of at least two-thirds of the outstanding Guaranty common shares entitled to vote on the matter at the special meeting, after the merger has received all required regulatory approvals, and following the satisfaction or waiver of the other conditions to the merger described in the merger agreement and summarized under “The Merger” below.

The merger agreement provides that, subject to certain exceptions, the merger will be completed effective as of the last day of the month occurring at least five business days after the fulfillment or waiver of each condition to the merger and receipt of all required approvals; provided that Glacier will not be required to consummate the merger on a date other than the last day of the first month immediately following a quarter end (including fiscal year-end 2025). The merger agreement provides for a targeted closing date of October 31, 2025, but closing may occur on October 1, 2025, or on a later date, based on the timing of regulatory and shareholder approvals and satisfaction of other conditions to closing.

If the merger does not occur by June 30, 2026, either Glacier or Guaranty may unilaterally terminate the merger agreement; provided, however, if as of June 30, 2026, all required regulatory approvals have not been obtained, then the deadline for consummation of the merger will be extended to on or before September 30, 2026, if either Glacier or Guaranty notifies the other party in writing on or prior June 30, 2026, of its election to extend such date.

Why am I being asked to vote on a proposal to approve, by advisory (non-binding) vote, merger-related compensation arrangements for the Guaranty named executive officers?

Under SEC rules, Guaranty is required to seek an advisory (non-binding) vote with respect to the compensation that may be paid or become payable to Guaranty’s named executive officers that is based on or otherwise relates to the merger, or so called “golden parachute” compensation.

When and where will the special meeting take place?

Guaranty will hold a special meeting of its shareholders on September 17, 2025, at 10:00 a.m. Central Time at Guaranty Bank & Trust, 100 West Arkansas Street, Mount Pleasant, Texas 75455.

Who may vote at the special meeting?

The Guaranty Board has set August 11, 2025 as the record date for the special meeting. If you were the owner of Guaranty common shares at the close of business on August 11, 2025, you may vote at the special meeting. Each holder of Guaranty common shares is entitled to one vote for each Guaranty common share owned as of the record date.

What constitutes a quorum for the special meeting?

The holders of a majority of the votes entitled to be cast by the Guaranty shareholders entitled to vote, represented in person or by proxy, will constitute a quorum at the special meeting.

What vote is required to approve each proposal?

The proposal to approve the merger agreement will be approved if it receives the affirmative vote of the holders of at least two-thirds of the outstanding Guaranty common shares. The proposal to approve merger-

related named executive officer compensation will be approved if the votes cast in favor of the proposal exceed the votes cast opposing the proposal, assuming a quorum is present. The proposal to adjourn the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies, will be approved if the votes cast in favor of the proposal exceed the votes cast opposing the proposal.

As described in this proxy statement/prospectus, Guaranty’s directors and certain executive officers have agreed to vote the Guaranty common shares they are entitled to vote in favor of approval of the merger agreement and any proposal to adjourn the special meeting if there are not sufficient votes to approve the merger agreement. As of the record date, such persons were entitled to vote 2,291,668 Guaranty common shares (including shares underlying unvested Guaranty restricted stock and Guaranty common shares held in the Guaranty KSOP), representing approximately 20.2% of all outstanding Guaranty common shares. See “Guaranty Special Shareholders’ Meeting” and “The Merger – Voting Agreement.”

Can I vote in person?

Yes. Although the Guaranty Board requests that you submit a proxy through the Internet, by telephone or by returning the proxy card accompanying this proxy statement/prospectus, all shareholders are invited to attend the special meeting. Shareholders of record on August 11, 2025 can vote in person at the special meeting.

How do I vote?

If you were a shareholder of record on August 11, 2025, you may vote on the proposals presented at the special meeting in person or by proxy. We urge you to vote promptly by submitting a proxy to vote through the Internet, by telephone, or by completing the enclosed proxy card. Even if you plan to attend the special meeting, we recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the special meeting.

You may cast your vote by submitting a proxy through the Internet or by telephone by following the instructions included on the enclosed proxy card or by mail by completing, signing and dating the enclosed proxy card and returning it to us promptly in the enclosed envelope. Submitting a proxy through the Internet or by telephone or returning the proxy card will not affect your right to attend the special meeting and vote.

If you choose to vote your shares in person at the special meeting, please bring the enclosed proxy card and proof of identification.

If your shares are registered in “street name” in the name of a broker or other nominee and you wish to vote at the special meeting, you will need to obtain a legal proxy from your bank or brokerage firm. Please consult the voting form sent to you by your bank or broker to determine how to obtain a legal proxy in order to vote in person at the meeting.

If your shares are held in an account under the Guaranty KSOP, you will be given the opportunity to instruct the trustee of the Guaranty KSOP how to vote the shares that you hold in your account. To the extent that you do not timely give such instructions, the trustee will vote all unvoted shares held in the Guaranty KSOP as directed by the KSOP Committee.

What if I fail to submit a proxy or to instruct my broker, bank or other nominee?

If you fail to properly submit a proxy or to instruct your broker, bank or other nominee to vote your Guaranty common shares, and you do not attend the special meeting and vote your shares in person, your shares will not be voted. This will have the same effect as a vote “AGAINST” approval of the merger agreement but will have no impact on the outcome of the merger-related named executive officer compensation proposal or the adjournment proposal.

Can I change my vote after I have submitted my proxy?

Yes. If you do not hold your shares in “street name,” there are three ways you may change your vote at any time after you have submitted your proxy and before your proxy is voted at the special meeting:

•

by sending a written notice bearing a date later than the date of your proxy card to Guaranty Bancshares, Inc., 16475 Dallas Parkway, Suite 600, Addison, Texas 75001, Attn: Corporate Secretary, stating that you would like to revoke your proxy;

•	by granting a new, valid proxy bearing a later date (by telephone, through the Internet or by completing and submitting a later-dated proxy card); or

•	by attending the meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.

If you submit a written notice of revocation, it must be received by Guaranty’s Secretary prior to the vote at the special meeting. If you grant a new proxy by telephone or Internet, your revised instructions must be received by 11:59 p.m., Central Time, one day before the meeting date.

If you have instructed a bank, broker or other nominee to vote your shares, you must follow the directions you receive from your bank, broker or other nominee to change your voting instructions.

What happens if I return my proxy but do not indicate how to vote my shares?

If you sign and return your proxy card but do not provide instructions on how to vote your Guaranty common shares at the special meeting of shareholders, your Guaranty common shares will be voted “FOR” the proposal to approve the merger agreement, “FOR” the merger-related named executive officer compensation proposal and “FOR” the adjournment proposal.

If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

No. Your broker, bank or other nominee will not vote your shares unless you provide instructions to your broker, bank or other nominee on how to vote. You should instruct your broker, bank or other nominee to vote your shares by following the instructions provided by the broker, bank or nominee with this proxy statement/prospectus.

How does the Guaranty Board recommend that I vote?

The Guaranty Board unanimously recommends that Guaranty shareholders vote “FOR” the proposals described in this proxy statement/prospectus, including in favor of approval of the merger agreement and the merger-related named executive officer compensation proposal.

What do I need to do now?

We encourage you to read this proxy statement/prospectus and related information in its entirety. Important information is presented in greater detail elsewhere in this document, and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about Glacier and Guaranty that may be important to you is incorporated by reference into this document from documents separately filed by Glacier and Guaranty, respectively, with the SEC. This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC.

Following review of this proxy statement/prospectus, please submit a proxy through the Internet, by telephone or by completing, signing, and dating the enclosed proxy card and returning it in the enclosed envelope as soon as possible so that your Guaranty common shares can be voted at Guaranty’s special meeting of shareholders.

What happens if I sell my shares after the record date but before the special meeting?

The record date of the special meeting is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you sell or otherwise transfer your shares after the record date, but before the date of the special meeting, you will retain your right to vote at the special meeting, but you will not have the right to receive the merger consideration to be received by shareholders in the merger. In order to receive the merger consideration, a shareholder must hold their shares through completion of the merger.

What do I do if I receive more than one proxy statement/prospectus or set of voting instructions?

If you hold shares directly as a record holder and also in “street name” or otherwise through a nominee, you may receive more than one proxy statement/prospectus and/or set of voting instructions relating to the special meeting. These should each be voted and/or returned separately in order to ensure that all of your shares are voted.

Should I send in my common share certificates now?

No. Please do not send your Guaranty common share certificates with your proxy card. You will receive written instructions from Glacier’s exchange agent promptly following the closing of the merger on how to exchange your Guaranty common share certificates or evidence of uncertificated shares for the merger consideration. In the meantime, you may wish to begin collecting any certificates in your possession.

What risks should I consider in deciding whether to vote for approval of the merger agreement?

You should review carefully our discussion under “Risk Factors.” You should also review the factors considered by the Guaranty Board in approving the merger agreement. See “Background of and Reasons for the Merger.”

What are the material United States federal income tax consequences of the merger to Guaranty shareholders?

Glacier and Guaranty intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). If the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, then for U.S. federal income tax purposes a U.S. holder (as defined below) of Guaranty common shares generally will not recognize any gain or loss upon surrendering its shares in exchange for Glacier common shares in connection with the merger, except with respect to any cash received in lieu of fractional shares. A U.S. holder of Guaranty common shares receiving cash in lieu of a fractional Glacier common share will generally recognize gain or loss equal to the difference between the amount of cash received instead of a fractional share and the basis in its fractional share of Glacier common stock. The U.S. federal income tax consequences described above may not apply to all holders of Guaranty common shares. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult an independent tax advisor for a full understanding of the particular tax consequences of the merger to you in light of your own circumstances. For a more detailed discussion of the material U.S. federal income tax consequences of the merger, see “The Merger – Material U.S. Federal Income Tax Consequences of the Merger.”

Do I have appraisal or dissenters’ rights?

No. Under Texas law, Guaranty shareholders are not entitled to exercise any appraisal or dissenters’ rights in connection with any of the proposals being presented to them. Please read the section entitled “The Merger – Dissenters’ Rights” for additional information.

Where can I find more information about Glacier and Guaranty?

You can find more information about Glacier and Guaranty from the various sources described under the section entitled “Where You Can Find More Information” near the end of this document.

What is householding and how does it affect me?

SEC rules permit Guaranty and certain intermediaries, such as brokers, to satisfy the delivery requirements for proxy materials by delivering a single set of proxy materials to an address shared by two or more of Guaranty shareholders, unless contrary instructions have been received in advance according to certain applicable procedures. In the event contrary instructions have been given, each shareholder continues to receive a separate notice of the meeting and proxy card.

Certain brokerage firms may have instituted householding for beneficial owners of Guaranty common shares held through brokerage firms. If your family has multiple accounts holding Guaranty common shares, you may have already received a householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this document.

You may decide at any time to revoke householding and receive multiple copies.

Who can help answer my questions?

If you have questions about the merger, the special meeting, or your proxy, or if you need additional copies of this document or a proxy card, you should contact:

Guaranty Bancshares, Inc.

16475 Dallas Parkway, Suite 600

Addison, Texas 75001

Attention: Corporate Secretary

Telephone: (888) 572-9881

SUMMARY

This summary, together with the preceding section entitled “Questions and Answers,” highlights selected information about this proxy statement/prospectus. It may not contain all the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The merger agreement is attached as Appendix A to this proxy statement/prospectus. The information contained in this proxy statement/prospectus with respect to Glacier was provided by Glacier, and the information contained in this proxy statement/prospectus with respect to Guaranty was provided by Guaranty.

Information about Glacier and Guaranty

Glacier Bancorp, Inc.

49 Commons Loop

Kalispell, Montana 59901

(406) 756-4200

General

Glacier, headquartered in Kalispell, Montana, is a Montana corporation, initially incorporated in Delaware in 1990, and subsequently incorporated under Montana law in 2004. Glacier is a publicly traded company and its common stock trades on the NYSE under the symbol “GBCI.” Glacier is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”), providing a full range of commercial banking services from 247 branch locations in Montana, Idaho, Utah, Washington, Wyoming, Colorado, Arizona and Nevada, operating through 17 separately branded divisions of its wholly owned bank subsidiary, Glacier Bank. Glacier Bank is a Montana state-chartered bank regulated primarily by the Montana Division of Banking and Financial Institutions and the Federal Deposit Insurance Corporation. Glacier offers a wide range of banking products and services, including (1) retail banking; (2) business banking; (3) real estate, commercial, agriculture and consumer loans; and (4) mortgage origination and loan servicing. Glacier serves individuals, small to medium-sized businesses, community organizations and public entities.

As of June 30, 2025, Glacier had total assets of approximately $29.0 billion, total net loans receivable of approximately $18.3 billion, total deposits of approximately $21.6 billion and approximately $3.5 billion in shareholders’ equity.

Financial and other information regarding Glacier, including risks associated with Glacier’s business, is set forth in Glacier’s Annual Report on Form 10-K for the year ended December 31, 2024. Information regarding Glacier’s executive officers and directors, as well as additional information regarding its executive compensation and certain relationships and related transactions, is set forth in Glacier’s proxy statement on Schedule 14A for its 2025 annual meeting of shareholders. In addition, Glacier is incorporating by reference additional documents that Glacier has filed or will in the future file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See “Where You Can Find More Information” below. For additional information, see also “Information Concerning Glacier” below.

Recent Acquisitions

As part of its growth strategy, Glacier seeks to profitably grow its business through internal growth and selective acquisitions. Glacier continues to look for profitable expansion opportunities, primarily in existing markets and in new markets in the greater Rocky Mountain regions. The table below provides information regarding Glacier’s most recent completed acquisitions. Except as noted, information with respect to acquisitions reflects fair value adjustments following completion of the acquisitions.

	Total Assets	Gross Loans	Total Deposits	Closing Date
	(Dollars in thousands)
Bank of Idaho Holding Co. and subsidiary Bank of Idaho	$1,364,640	$1,075,197	$1,078,377	4/30/2025
Six branches of Rocky Mountain Bank division of HTLF Bank	$403,052	$271,569	$396,690	7/19/2024
Community Financial Group, Inc. and subsidiary Wheatland Bank	$777,705	$452,740	$616,955	1/31/2024
Altabancorp, and subsidiary Altabank	$4,131,662	$1,902,321	$3,273,819	10/1/2021

For additional information, see “Information Concerning Glacier” below.

Guaranty Bancshares, Inc.

16475 Dallas Parkway, Suite 600

Addison, Texas 75001

Attention: Corporate Secretary

Telephone: (888) 572-9881

Guaranty, headquartered in Addison, Texas, is a Texas corporation and a registered bank holding company under the BHC Act. Guaranty was organized in 1990 and is the bank holding company of the Bank. The Bank is a national banking association, which was originally chartered as a Texas state banking association in 1913 and converted its charter to a national banking association in 2012. The Bank is regulated primarily by the Office of the Comptroller of the Currency and its deposit accounts are insured by the Federal Deposit Insurance Corporation. The Bank’s principal office is located in Mount Pleasant, Texas and the Bank maintains one or more branch offices in the following Texas communities: Addison, Austin, Georgetown, Bogata, Bryan, College Station, Commerce, Conroe, Dallas, Denton, Fort Worth, Hallsville, Houston, Katy, Lakeway, Longview, Mount Pleasant, Mount Vernon, New Boston, Paris, Pittsburg, Rockwall, Royse City, Sulphur Springs, and Texarkana.

As of June 30, 2025, Guaranty had total assets of $3.1 billion, total loans of $2.1 billion, total deposits of $2.7 billion and total equity of $331.8 million.

Financial and other information regarding Guaranty, including risks associated with Guaranty’s business, is set forth in Guaranty’s Annual Report on Form 10-K for the year ended December 31, 2024. Information regarding Guaranty’s executive officers and directors, as well as additional information regarding its executive compensation and certain relationships and related transactions, is set forth in Guaranty’s proxy statement on Schedule 14A for its 2025 annual meeting of shareholders. In addition, Guaranty is incorporating by reference additional documents that Guaranty has filed or will in the future file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act. See “Where You Can Find More Information” below.

For additional information, see also “Information Concerning Guaranty” below.

The Special Meeting of Shareholders of Guaranty

Date, Time and Place of the Special Meeting

Guaranty will hold its special meeting of shareholders in person on September 17, 2025, at 10:00 a.m. Central Time at Guaranty Bank & Trust, 100 West Arkansas Street, Mount Pleasant, Texas 75455.

Purpose of the Special Meeting

At the special meeting, you will be asked to vote on proposals to:

1.	approve the merger agreement;

2.	approve on an advisory (non-binding) basis the compensation that may be paid or become payable to the named executive officers of Guaranty that is based on or otherwise relates to the merger; and

3.	approve one or more adjournments of the special meeting, if necessary or appropriate.

Recommendation of the Guaranty Board

The Guaranty Board unanimously recommends that you vote “FOR” the proposal to approve the merger agreement, “FOR” the merger-related named executive officer compensation proposal, and “FOR” approval of the proposal to adjourn the special meeting.

Record Date; Outstanding Shares; Shares Entitled to Vote

Holders of record of Guaranty common shares at the close of business on the record date of August 11, 2025 are entitled to notice of and to vote at the special meeting. As of the record date, there were 11,355,900 Guaranty common shares issued and outstanding (including shares underlying unvested Guaranty restricted stock) held of record by approximately 328 shareholders. Holders of record of Guaranty common shares on the record date are entitled to one vote per share.

Quorum; Vote Required

A quorum of Guaranty shareholders is necessary to hold a valid meeting. The holders of a majority of the votes entitled to be cast by the Guaranty shareholders entitled to vote, represented in person or by proxy, will constitute a quorum at the special meeting. Guaranty will include proxies marked as abstentions and broker non-votes in determining the presence of a quorum at the special meeting.

The affirmative vote of the holders of at least two-thirds of the outstanding Guaranty common shares entitled to vote at the special meeting is required to approve the merger agreement. Abstentions and broker non-votes with respect to this proposal will have the same effect as votes against such proposal. The merger-related named executive officer compensation proposal will be approved if the votes cast in favor of the proposal exceed the votes cast opposing the proposal. Abstentions and broker non-votes are not considered votes cast and, therefore, will not affect the outcome of this proposal. The proposal to adjourn the special meeting will be approved if the votes cast in favor of the proposal exceed the votes cast opposing the proposal. Abstentions and broker non-votes are not considered votes cast and, therefore, will not affect the outcome of this proposal.

Share Ownership of Management; Voting Agreement

Each of Guaranty’s directors and certain executive officers have signed an agreement to vote their shares in favor of approval of the merger agreement. As of the record date, such persons were entitled to vote 2,291,668 shares (including shares underlying unvested Guaranty restricted stock and Guaranty common shares held in the Guaranty KSOP) representing approximately 20.2% of all outstanding Guaranty common shares.

The Merger and the Merger Agreement

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement in its entirety.

The Merger

The merger agreement provides for the merger of Guaranty with and into Glacier and, immediately thereafter, the merger of the Bank with and into Glacier Bank, Glacier’s wholly owned subsidiary. In the merger, Guaranty shareholders will receive Glacier common shares for their Guaranty common shares, as described below. See “The Merger – Merger Consideration.”

The merger is subject to a number of conditions that must be fulfilled in order to close. Those conditions include: approval by the shareholders of Guaranty, regulatory approvals, the continued accuracy of certain representations and warranties by both parties (subject to the materiality standards set forth in the merger agreement), and the performance by both parties of certain covenants and agreements. While Glacier and Guaranty believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See “The Merger -– Conditions to the Merger” and “– Regulatory Requirements.”

Merger Consideration

In the merger, Glacier will issue Glacier common shares for all Guaranty common shares outstanding as of the date of the closing of the merger. Each outstanding Guaranty common share (including each outstanding share of restricted stock) will be converted into the right to receive the per share stock consideration, subject to possible adjustment as set forth below.

The per share stock consideration is subject to adjustment if the GNTY Closing Capital, as determined in accordance with the merger agreement, is less than the Closing Capital Requirement. In such event, the per share stock consideration will be reduced on a per share basis in accordance with the formula set forth in the merger agreement. See “The Merger – Merger Consideration” and “– Calculation of GNTY Closing Capital.” For additional information, including the manner in which the GNTY Closing Capital is determined, see the discussion under the heading “The Merger” below.

Glacier will not issue fractional shares and will instead pay cash in lieu of such fractional shares calculated as follows: each holder of Guaranty common shares who is otherwise entitled to receive a fractional Glacier common share after adding together all Glacier common shares received by the shareholder in the merger will receive an amount of cash equal to the product of such fractional share multiplied by the average closing price of a share of Glacier common stock calculated in accordance with the merger agreement. Any such fractional share interests will not include the right to vote or receive dividends or any interest on dividends.

Special Dividend

If the GNTY Closing Capital, as determined in accordance with the merger agreement, is in excess of the Closing Capital Requirement, Guaranty may, prior to the merger, declare and pay a special dividend to its shareholders in an amount determined in accordance with the merger agreement. See “The Merger – Merger Consideration.”

Treatment of Guaranty Equity Incentive Awards

Guaranty has granted stock options and restricted stock as additional incentive compensation to various directors, executive officers, and other employees. In connection with the merger, outstanding incentive awards will be treated as follows:

Restricted Stock. Immediately prior to the closing of the merger, each outstanding share of restricted stock will vest, and each resulting unrestricted Guaranty common shares will automatically be converted into the right to receive the per share stock consideration and cash in lieu of fractional shares described under the heading “Summary – Merger Consideration” above.

Options. All options that remain outstanding and unexercised at the closing of the merger, whether vested or unvested, will be assumed by Glacier and will become a Converted Option, with a right to purchase Glacier common shares on the same terms and conditions as are then in effect with respect to the respective Guaranty Option, except that (i) to the extent provided for in the applicable option award agreement, each Converted Option will be fully vested and exercisable immediately following the effective time, (ii) each Converted Option may only be exercised for Glacier common shares, and (iii) the number of Glacier common shares subject to, and the per-share exercise price of, each Converted Option will be adjusted based on the per share stock consideration.

In addition, the Guaranty Board may take any necessary actions to ensure that the terms of the Guaranty Options outstanding on the record date for any special dividend declared and paid in accordance with the merger agreement are equitably adjusted to take into account the payment of any such special dividend, as permitted by the Guaranty Stock Plan. For additional information, see “The Merger – Treatment of Guaranty Equity Awards.”

Conditions to Completion of the Merger

Glacier and Guaranty expect to complete the merger during the fourth quarter of 2025. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. Neither Glacier nor Guaranty can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived. See “The Merger – Conditions to the Merger.”

Termination of the Merger Agreement

The merger agreement provides that either Glacier or Guaranty may terminate the merger agreement, either before or after the special meeting, under certain circumstances. See “The Merger – Termination of the Merger Agreement.”

Break-Up Fee

The merger agreement provides that Guaranty must pay Glacier a break-up fee of $18,500,000 if the merger agreement is terminated (i) by Glacier if the Guaranty Board fails to recommend approval of the merger agreement by Guaranty’s shareholders or modifies, withdraws or adversely changes its recommendation, (ii) by the Guaranty Board due to its determination that an acquisition proposal received by Guaranty constitutes a “Superior Proposal” (as defined in the merger agreement), which is acted upon by Guaranty, or (iii) by Glacier because an “Acquisition Event” (as defined in the merger agreement) with respect to Guaranty has occurred. In addition, a break-up fee of $18,500,000 will be due to Glacier if the merger agreement is terminated (1) by Glacier or Guaranty due to a failure of Guaranty’s shareholders to approve the merger agreement, or (2) by Glacier for Guaranty’s material breach of certain covenants set forth in the merger agreement, and within 18 months after any such termination described in clauses (1) and (2) above, Guaranty or the Bank enters into an agreement for, or publicly announces its intention to engage in, an Acquisition Event or, within 18 months after any such termination described in clauses (1) and (2) above, an Acquisition Event occurs.

Guaranty agreed to pay the break-up fee under the circumstances described above to induce Glacier to make the significant investments it has made in reviewing and pursuing the merger and to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Guaranty. See “The Merger – Break-up Fee.”

Material U.S. Federal Income Tax Consequences of the Merger

Glacier and Guaranty intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the respective obligations of Glacier and Guaranty to complete the merger that Glacier and Guaranty each receive a legal opinion from Miller Nash LLP (“Miller Nash”) and Norton Rose Fulbright US LLP (“Norton Rose”), respectively, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, then for U.S. federal income tax purposes a U.S. holder of Guaranty common shares generally will not recognize any gain or loss upon surrendering its shares in exchange for Glacier common shares in connection with the merger, except with respect to any cash received in lieu of fractional shares. A U.S. holder of Guaranty common shares receiving cash in lieu of a fractional Glacier common share will generally recognize gain or loss equal to the difference between the amount of cash received instead of a fractional share and the basis in its fractional share of Glacier common stock.

The U.S. federal income tax consequences described above may not apply to all holders of Guaranty common shares. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult an independent tax advisor for a full understanding of the particular tax consequences of the merger to you in light of your own circumstances. For a more detailed discussion of the material U.S. federal income tax consequences of the merger, see “The Merger – Material U.S. Federal Income Tax Consequences of the Merger.”

Recommendations of the Guaranty Board

The Guaranty Board unanimously recommends that Guaranty shareholders vote “FOR” the proposal to approve the merger agreement, “FOR” the merger-related named executive officer compensation proposal, and “FOR” the adjournment proposal.

For further discussion of Guaranty’s reasons for the merger and the recommendations of the Guaranty Board, see “Background of and Reasons for the Merger – Reasons for the Merger – Guaranty.”

Opinion of Guaranty’s Financial Advisor

In connection with the merger, Guaranty’s financial advisor, KBW, delivered a written opinion, dated June 24, 2025, to the Guaranty Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Guaranty common stock of the total per share consideration (as defined in KBW’s opinion) to be received by such holders (consisting of the per share stock consideration in the proposed merger and the estimated special dividend payable pursuant to the merger agreement, taken together). The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Appendix B to this document. The opinion was for the information of, and was directed to, the Guaranty Board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Guaranty to engage in the merger or enter into the merger agreement or constitute a recommendation to the Guaranty Board in connection with the merger, and it does not constitute a recommendation to any holder of Guaranty common shares or any shareholder of any other entity as to how to vote or act in connection with the merger or any other matter.

For further information, see “Background of and Reasons for the Merger – Opinion of Guaranty’s Financial Advisor.”

Interests of Guaranty Directors and Executive Officers in the Merger

When you consider the unanimous recommendation of the Guaranty Board that Guaranty’s shareholders approve the merger agreement, you should be aware that certain members of the Guaranty Board and the Bank’s Board of Directors as well as members of Guaranty’s and the Bank’s executive management have interests in the merger that are different from, or in addition to, their interests as Guaranty shareholders. These interests arise out of, among other things, voting and non-competition, non-solicitation and confidentiality agreements entered into by the directors and executive officers of Guaranty and the Bank, the acceleration of vesting of shares of restricted stock and Guaranty Options, employment agreements, amendments to employment agreements and a post-closing payment agreement entered into with Glacier by certain Guaranty and Bank executive officers, and provisions in the merger agreement relating to indemnification of Guaranty directors and officers. For a description of the interests of Guaranty’s directors and executive officers in the merger, see “The Merger – Interests of Guaranty Directors and Executive Officers in the Merger.”

The Guaranty Board was aware of these interests and took them into account in its decision to approve the merger agreement and recommend that it be approved by Guaranty’s shareholders.

Appraisal or Dissenters’ Rights

Under Texas law, Guaranty shareholders will not be entitled to exercise any appraisal or dissenters’ rights in connection with any of the proposals being presented to them. For more information, see “The Merger – Dissenters’ Rights.”

Regulatory Matters

Each of Glacier and Guaranty has agreed to use its commercially reasonable efforts to obtain all regulatory approvals, waivers or non-objections required by the merger agreement and the transactions contemplated by the merger agreement. Applications or waiver requests have been filed with such regulatory bodies seeking such approvals or waivers. We expect to obtain all such regulatory approvals, waivers or non-objections, although we cannot be certain if or when we will obtain them. See “The Merger – Regulatory Requirements.”

Accounting Treatment of the Merger

The acquisition of Guaranty will be accounted for as an acquisition by Glacier using the acquisition method of accounting in accordance with accounting principles generally accepted in the United States. For a more detailed discussion, see “The Merger – Accounting Treatment of the Merger.”

Guaranty Shareholders’ Rights After the Merger

The rights of Guaranty shareholders are governed by Texas law, as well as by Guaranty’s certificate of formation and bylaws. After completion of the merger, the rights of the former Guaranty shareholders receiving Glacier common shares in the merger will be governed by Montana law, and will be governed by Glacier’s articles and bylaws. Although Glacier’s articles and Glacier’s bylaws are similar in many ways to Guaranty’s certificate of formation and Guaranty’s bylaws, there are some substantive and procedural differences that will affect the rights of Guaranty shareholders. See “Comparison of Certain Rights of Holders of Glacier and Guaranty Common Shares.”

Listing of Glacier Common Shares; Delisting and Deregistration of Guaranty Common Stock

The Glacier common shares to be issued in the merger will be listed for trading on the NYSE and, following the merger, shares of Glacier common stock will continue to be traded on the NYSE. Following the merger, Guaranty common stock will be delisted from the NYSE and deregistered under the Exchange Act.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” you should consider the matters described below carefully in determining whether or not to approve the merger agreement and the transactions contemplated by the merger agreement.

Risks Associated with the Proposed Merger

Because you are receiving a fixed number of shares that may be adjusted and the market price of Glacier common stock is expected to fluctuate, you cannot be sure of the value of the Glacier common shares that you will receive.

At the time of the special meeting, and prior to the closing of the merger, you will not be able to determine the value of the Glacier common shares that you will receive upon completion of the merger. Any change in the market price of Glacier common stock prior to completion of the merger will affect the value of the consideration that Guaranty shareholders will receive in the merger. Common stock price changes may result from a variety of factors, including but not limited to general market and economic conditions, changes in Glacier’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Glacier or Guaranty. You should obtain current market prices for Glacier common stock.

The market price of Glacier common stock after the merger may be affected by factors different from those currently affecting the shares of Glacier common stock or Guaranty common stock.

As a result of the merger, Guaranty shareholders will become Glacier shareholders. Glacier’s business differs from that of Guaranty and certain adjustments may be made to Glacier’s business as a result of the merger. Accordingly, the results of operations of Glacier and the market price of Glacier common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Glacier and Guaranty. For a discussion of the businesses of Glacier and Guaranty and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus.

The results of operations of Glacier after the merger may be affected by factors different from those currently affecting the results of operations of Guaranty and the future results of Glacier following the completion of the merger may suffer if Glacier does not effectively manage its expanded operations.

The businesses of Glacier and Guaranty differ in certain respects, including the markets in which they operate, and, accordingly, the results of operations of the combined company and the market price of the combined company’s common shares may be affected by factors different from those currently affecting the independent results of operations of Guaranty and Glacier. For a discussion of the business of Glacier and certain factors to be considered in connection with Glacier’s business, see “Information Concerning Glacier” and the documents incorporated by reference in this document and referred to under “Where You Can Find More Information.” For a discussion of the business of Guaranty and certain factors to be considered in connection with Guaranty’s business, see “Information Concerning Guaranty” and the documents referred to under “Where You Can Find More Information.”

Following the merger, the size of the business of Glacier will increase beyond the current size of either Glacier’s or Guaranty’s business. Glacier’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations in markets that are new to Glacier and associated increased costs and complexity. Glacier may also face increased scrutiny from governmental entities as a result of the increased size of its business. There can be no assurances that Glacier will be successful or that it will realize the expected operating efficiencies, revenue enhancements or other benefits currently anticipated from the merger.

The merger agreement limits Guaranty’s ability to pursue other transactions and provides for the payment of a break-up fee if Guaranty does so.

While the merger agreement is in effect, subject to very narrow exceptions, Guaranty and its directors, officers, employees, agents and representatives are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits Guaranty’s ability to seek offers from other potential acquirors that may be superior from a financial point of view to the proposed transaction. If Guaranty receives an unsolicited proposal from a third party that the Guaranty Board determines to be superior from a financial point of view to that made by Glacier and the merger agreement is terminated, Guaranty will be required to pay a $18,500,000 break-up fee. This fee makes it less likely that a third party will make an alternative acquisition proposal. See “The Merger – Break-Up Fee.”

Combining the two companies may be more challenging, costly or time-consuming than expected.

Glacier and Guaranty have operated and, until the completion of the merger, will continue to operate, independently. Although Glacier has successfully completed numerous mergers in the recent past, this is a larger transaction than most others and regardless it is possible that the integration of the Bank into Glacier Bank could result in the loss of key employees, the disruption of the ongoing business of the Bank or inconsistencies in standards, controls, procedures and policies that adversely affect the Bank’s ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause the Bank to lose customers or cause customers to take their deposits out of the Bank.

We may face unanticipated costs relating to the merger.

Glacier believes that it has reasonably and conservatively estimated the likely costs of integrating the operations of the Bank into Glacier Bank, and the incremental costs of operating as a combined financial institution. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated costs, including as a result of the substantial commitment of time and resources by Glacier’s management to the merger, could have a negative effect on the results of operations and financial condition of Glacier after the merger.

Glacier may be unable to retain legacy Glacier or Guaranty personnel successfully after the completion of the merger.

The success of the merger will depend in part on Glacier’s ability to retain the talent and dedication of key employees currently employed by Guaranty. It is possible that these employees may decide not to remain with Guaranty while the merger is pending or after the completion of the merger, despite the considerable efforts of Glacier and Guaranty to encourage the retention of key employees. If Glacier and Guaranty are unable to retain key employees, including management, who are critical to the successful integration and future operations of the planned new division following the merger, Glacier and Guaranty could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the completion of the merger, if key employees terminate their employment, Glacier’s business activities following the merger may be adversely affected, and management may be unable to devote sufficient attention to identifying suitable replacements, all of which may cause Glacier’s business following the merger to suffer. Glacier and Guaranty also may not be able to locate or retain suitable replacements for key employees.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed, which could have a negative impact on Guaranty.

The merger is subject to a number of conditions that must be fulfilled in order to close. Those conditions include: approval by the shareholders of Guaranty, receipt of all required regulatory approvals, the continued

accuracy of certain representations and warranties by both parties (subject to the materiality standards set forth in the merger agreement), and the performance by both parties of certain covenants and agreements. In addition, certain circumstances exist in which Guaranty may terminate the merger, including by accepting a superior proposal. There can be no assurance that the conditions to closing the merger will be fulfilled or that the merger will be completed.

If the merger agreement is terminated, there may be various consequences to Guaranty, including:

•

Guaranty’s business may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger; and

•

Guaranty may have incurred substantial expenses in connection with the merger, without realizing any of the anticipated benefits of completing the merger and the trading price of Guaranty stock could decrease significantly.

The opinion of Guaranty’s financial advisor delivered to the Guaranty Board before the execution of the merger agreement does not reflect any changes in circumstances subsequent to the date of the opinion.

The opinion of KBW regarding the fairness, from a financial point of view, of the total per share consideration (as defined in KBW’s opinion) to be received by the holders of Guaranty common stock in connection with the merger was delivered to the Guaranty Board on, and dated, June 24, 2025, and speaks only as of such date. It also includes assumptions as to the amount of the estimated per share special dividend that may be paid by Guaranty under the terms of the merger agreement. Changes in operations and prospects of Glacier and Guaranty, general market and economic conditions, and other factors both within and outside of Glacier’s and Guaranty’s control may significantly alter the relative value of the companies by the time the merger is completed. KBW’s opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion.

After the merger is completed, Guaranty shareholders will become Glacier shareholders and will have different rights that may be less advantageous than their current rights.

Upon completion of the merger, Guaranty shareholders will become Glacier shareholders. Differences in Guaranty’s certificate of formation and Guaranty’s bylaws and Glacier’s articles and Glacier’s bylaws will result in changes to the rights of Guaranty shareholders who become Glacier shareholders. See “Comparison of Certain Rights of Holders of Glacier and Guaranty Common Shares.”

Guaranty’s shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Guaranty’s shareholders currently have the right to vote in the election of the Guaranty Board and on other significant matters affecting Guaranty, such as the proposed merger with Glacier. When the merger occurs, each Guaranty shareholder will become a shareholder of Glacier with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of Guaranty. Based on the anticipated number of Glacier common shares to be issued in the merger, it is anticipated that the Guaranty shareholders will own approximately 8.73% of all of the outstanding Glacier common shares following the merger. Because of this, Guaranty’s shareholders will have significantly less influence on the management and policies of Glacier than they now have on the management and policies of Guaranty.

The issuance of Glacier common shares in connection with the merger may adversely affect the market price of Glacier common stock.

In connection with the payment of the per share stock consideration, Glacier expects to issue approximately 11.3 million Glacier common shares to Guaranty shareholders. The issuance of these new Glacier common shares may result in fluctuations in the market price of Glacier common stock, including a stock price decrease.

Guaranty shareholders will not have dissenters’ rights or appraisal rights in connection with the merger or other matters to be voted on at the special meeting.

Appraisal rights (also known as dissenters’ rights) are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

Under Section 10.354 of the Texas Business Organizations Code, as amended (the “TBOC”), the holders of Guaranty common shares will not be entitled to appraisal or dissenters’ rights in connection with the merger. Under Texas law, a shareholder of Guaranty has the rights of dissent and appraisal with respect to a fundamental business transaction, defined as a merger, interest exchange, conversion, or sale of all or substantially all assets. However, under Texas law, a shareholder of Guaranty may not dissent from a plan of merger or conversion in which there is a single surviving or new Texas entity, or from a plan of exchange, if on the record date for the special meeting, the shares of Guaranty common stock are listed on a national securities exchange or held of record by at least 2,000 shareholders, and (i) the shareholder is not required by the terms of the plan of merger, conversion, or exchange to accept for the shareholder’s ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner; and (ii) the shareholder is not required by the terms of the plan of merger, conversion, or exchange to accept for the shareholder’s ownership interest any consideration other than (A) ownership interests, or depository receipts in respect of ownership interests, that, immediately after the effective date of the merger, conversion, or exchange will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are (1) listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance; or (2) held of record by at least 2,000 owners; (B) cash instead of fractional ownership interests the shareholder would otherwise be entitled to receive; or (C) any combination of such ownership interests and cash.

Because Guaranty common stock is listed on the NYSE, a national securities exchange, and because Guaranty shareholders will receive in the merger only Glacier common shares, which will be publicly listed on the NYSE upon the effective time, and cash in lieu of fractional shares, Guaranty shareholders will not be entitled to any appraisal rights in connection with the merger.

The merger may fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, resulting in the recognition by Guaranty’s shareholders of taxable gain or loss in respect of their Guaranty common shares.

Glacier and Guaranty intend the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Glacier and Guaranty, as a condition to closing, will each obtain an opinion from their respective legal counsel that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions do not bind the Internal Revenue Service (the “IRS”) or the courts or prevent either from taking a contrary position. Neither Glacier nor Guaranty has requested and neither intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger. Furthermore, if the merger fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences to holders of Guaranty common stock would be materially different than as described in this proxy statement/prospectus. The merger would be treated as a taxable transaction for U.S. federal income tax purposes, and each Guaranty shareholder would recognize taxable gain or loss upon the exchange of their Guaranty common shares for Glacier common shares. The consequences of the merger to any particular shareholder will depend on that shareholder’s individual situation. We strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you in light of your own circumstances if the merger fails to qualify as a “reorganization.”

Glacier and Guaranty will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees, customers and vendors may have an adverse influence on the business, financial condition and results of operations of Glacier and Guaranty. These uncertainties may impair Glacier’s and Guaranty’s ability to attract, retain and motivate key personnel, maintain current deposit levels, and continue to attract depositors and attract new borrowers pending the consummation of the merger, as such personnel, depositors and borrowers may experience uncertainty about their future relationships following the consummation of the merger. Additionally, these uncertainties could cause customers (including depositors and borrowers), suppliers, vendors and others who deal with Glacier or Guaranty to seek to change existing business relationships with Glacier, Guaranty or the combined company or fail to extend an existing relationship with Glacier, Guaranty or the combined company.

In addition, the merger agreement restricts Guaranty from taking certain actions without Glacier’s consent while the merger is pending. These restrictions could have a material adverse effect on Guaranty’s business, financial condition and results of operations. See “The Merger — Covenants” for a description of the restrictive covenants applicable to Guaranty.

Failure to complete the merger could negatively impact the stock prices and future businesses and financial results of Glacier and Guaranty.

If the merger is not completed, the ongoing businesses of Glacier and Guaranty may be adversely affected, and Glacier and Guaranty will be subject to several risks, including the following:

•	Guaranty may be required, under certain circumstances, to pay Glacier a break-up fee of $18,500,000 under the merger agreement;

•	Glacier and Guaranty will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor and printing fees;

•

under the merger agreement, Guaranty is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute some of its business strategies; and

•

matters relating to the merger may require substantial commitments of time and resources by Glacier’s and Guaranty’s management, which could otherwise have been devoted to other opportunities that may have been beneficial to Glacier and Guaranty as independent companies.

In addition, if the merger is not completed, Glacier and/or Guaranty may experience negative reactions from the financial markets and from their respective customers and employees. Glacier and/or Guaranty also could be subject to litigation related to any failure to complete the merger or to proceedings commenced against Glacier or Guaranty to perform their respective obligations under the merger agreement. If the merger is not completed, Glacier and Guaranty cannot assure their respective shareholders that the risks described above will not materialize and negatively affect the business, financial results or stock prices of Glacier and/or Guaranty.

Shareholder litigation could prevent or delay the completion of the merger or otherwise negatively impact the business and operations of Glacier and Guaranty.

Shareholders may file lawsuits against Glacier, Guaranty, and/or the directors and officers of either company in connection with the merger. If any plaintiff were successful in obtaining an injunction prohibiting Glacier or Guaranty from completing the merger, then such injunction may delay or prevent the effectiveness of the merger and could result in significant costs to Glacier and/or Guaranty, including any costs associated with the indemnification of directors and officers of each company or the defense or settlement of any shareholder lawsuits filed in connection with the merger. Such litigation could have an adverse effect on the consolidated financial condition and consolidated results of operations of Glacier and Guaranty and could prevent or delay the completion of the merger.

The merger is subject to the receipt of approvals and/or waivers or non-objections from governmental authorities that may delay the date of completion of the merger or impose conditions that could have an adverse effect on Glacier.

Before the merger may be completed, various approvals, waivers or non-objections must be obtained from (or notice sent to) state and federal governmental authorities, including the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, the Commissioner of the Montana Division of Banking and Financial Institutions, the Texas Department of Banking, and the Office of the Comptroller of the Currency. Obtaining the approval or satisfying the requirements of these governmental authorities may delay the date of completion of the merger, including due to any or all of the following: an adverse development in either party’s regulatory standing or any other factors considered by regulators in granting such approval; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment. In addition, these governmental authorities may impose conditions on the completion of the merger, or require changes to the terms of the merger. While Glacier and Guaranty do not currently expect that any such conditions or changes would result in a material adverse effect on Glacier, there can be no assurance that they will not, and such conditions or changes could have the effect of delaying completion of the merger, or imposing additional costs on or limiting the revenues of Glacier following the merger, any of which might have a material adverse effect on Glacier following the merger. The parties are not obligated to complete the merger should any required regulatory approval, waiver or non-objection contain a condition or requirement not normally imposed in such transactions that would deprive Glacier of the economic or business benefits of the merger in a manner that is material relative to the aggregate economic or business benefits of the merger to Glacier.

Certain Guaranty directors and executive officers may have interests in the merger that differ from, or are in addition to, the interests of the shareholders.

In addition to their interests as shareholders generally, certain members of the Guaranty Board and executive management may have other interests in the merger. The Guaranty Board was aware of these interests and considered them, among other things, when deciding to approve the merger agreement. For a more detailed discussion of these interests, see “Interests of Guaranty Directors and Executive Officers in the Merger.”

Risks Associated with Guaranty’s Business

Guaranty is, and will continue to be, subject to the risks described in Guaranty’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as updated by subsequent Current Reports on Form 8-K, and Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “References to Additional Information” and “Where You Can Find More Information” included elsewhere in this proxy statement/prospectus.

Risks Associated with Glacier’s Business

Glacier is, and will continue to be, subject to the risks described in Glacier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as updated by subsequent Current Reports on Form 8-K, and Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “References to Additional Information” and “Where You Can Find More Information” included elsewhere in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to: (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about Glacier’s and Guaranty’s plans, objectives, expectations, intentions, projected financial information, future opportunities and any other statements regarding Glacier’s and Guaranty’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows that are not historical facts; (iii) the expected timetable for completing the merger; (iv) the ability to complete the merger; and (v) other statements identified by words such as “expects,” “will,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of Glacier’s and Guaranty’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Glacier’s and Guaranty’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

In addition to factors previously disclosed in Glacier’s and Guaranty’s reports filed with the SEC relating to risks to Glacier’s and Guaranty’s business and stock price, and those identified elsewhere in this document (including the section entitled “Risk Factors”), the following potential factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed or implied in the forward-looking statements:

•

the merger may not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied or waived on a timely basis or at all;

•	uncertainties as to the value of the merger consideration;

•	uncertainties as to the time required to complete the merger, which may be greater than in the past due to enhanced scrutiny by bank and other regulators;

•	the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement;

•	the possibility that the merger is delayed or does not occur;

•

Glacier’s stock price could change before closing of the merger due to, among other things, stock market movements, macro-economic or political factors, or the performance of financial companies and peer group companies, over which Glacier has no control;

•

benefits from the merger may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest rates, or banking regulations, and the degree of competition in the geographic and business areas in which Glacier and Guaranty operate;

•	the possibility that the parties may be unable to retain key Glacier or Guaranty personnel successfully;

•	the dilution caused by Glacier’s issuance of additional shares of its capital stock in connection with the merger;

•

Guaranty’s business may not be integrated into Glacier’s successfully, or the integration into Glacier Bank’s existing division structure may take longer to accomplish or be more expensive than expected;

•	the effects of disruption to Glacier’s and Guaranty’s respective businesses and diversion of management’s attention from ongoing business operations and opportunities;

•	the negative effects of the announcement of Glacier’s proposal to acquire Guaranty or the announcement or completion of the merger on the market price of shares of Glacier and/or Guaranty common stock, on their respective financial performance or their respective ability to maintain business operations (including relationships with employees and customers);

•	risks related to Guaranty being restricted in the operation of its business while the merger agreement is in effect;

•	the possibility that Glacier and Guaranty may incur significant transaction and other costs in connection with the merger and such costs may be in excess of those anticipated;

•	any litigation or unknown liabilities relating to the merger or either party to the merger;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•

risks related to the potential impact of general economic, political, and market factors on Glacier and Guaranty or the merger, including risks related to potential additional volatility in interest rates that may have a negative impact on GNTY Closing Capital;

•	risks related to changes in legislation, regulation, policies or administrative actions resulting in increased regulatory requirements or enhanced regulatory supervision;

•

operating costs, customer losses and business disruption during the pendency of or following the merger, including adverse developments in relationships with customers, employees, and contractual counterparties, may be greater than expected; and

•

other risk factors as detailed from time to time in Glacier’s and Guaranty’s reports filed with the SEC, including Glacier’s and Guaranty’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC, including the risks and uncertainties set forth in or incorporated by reference into this proxy statement/prospectus in the section titled “Risk Factors” beginning on page 19. See the section titled “Where You Can Find More Information” beginning on page 97 of this proxy statement/prospectus.

The foregoing list of factors is not intended to be exhaustive. These forward-looking statements reflect Glacier’s and Guaranty’s current views with respect to future events and are based on numerous assumptions and assessments made by Glacier and Guaranty in light of their experiences and perceptions of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause Glacier’s and Guaranty’s plans with respect to the merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus or, in the case of a document incorporated by reference, as of the date of that document. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Glacier or Guaranty or any person acting on behalf of Glacier or Guaranty are expressly qualified in their entirety by the cautionary statements above. Neither Glacier nor Guaranty undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

The following table sets forth the closing sale prices per share of Glacier common stock and Guaranty common stock on June 23, 2025, the last trading day before the public announcement of the signing of the merger agreement, and on August 11, 2025, the latest practicable trading day before the printing date of this proxy statement/prospectus. The table also shows the implied value of the per share stock consideration payable under the merger agreement for each Guaranty common share on June 23, 2025 and on August 11, 2025, the latest practicable trading day before the printing date of this proxy statement/prospectus, determined by multiplying the per share closing price of Glacier common stock on such dates by the exchange ratio of 1.0000.

	GBCI Common Stock	Guaranty Common Stock	Implied Value of Merger Consideration
June 23, 2025	$41.58	$41.60	$41.58
August 11, 2025	$43.77	$43.70	$43.77

At August 11, 2025, the 11,355,900 outstanding Guaranty common shares (including shares underlying unvested Guaranty restricted stock) were held by approximately 328 holders of record. At August 11, 2025, the 118,552,698 outstanding Glacier common shares were held by approximately 2,182 holders of record.

GUARANTY SPECIAL SHAREHOLDERS’ MEETING

Date, Time, Place

The Guaranty special meeting of shareholders will be held in person on September 17, 2025, beginning at 10:00 a.m. Central Time at Guaranty Bank & Trust, 100 West Arkansas Street, Mount Pleasant, Texas 75455.

Purpose

At the special meeting, Guaranty shareholders will:

•

Consider and vote on a proposal to approve the merger agreement, under the terms of which Guaranty will merge with and into Glacier and the Bank will merge with and into Glacier Bank. The merger agreement is attached as Appendix A.

•

Consider and vote on an advisory (non-binding) proposal to approve the compensation that may be paid or become payable to the named executive officers of Guaranty that is based on or otherwise relates to the merger.

•	Approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of approval of the merger agreement.

Record Date; Shares Outstanding; Quorum

The Guaranty Board has fixed the close of business on August 11, 2025, as the record date for determining the holders of Guaranty common shares entitled to notice of and to vote at the special meeting. At the close of business on the record date, there were 11,355,900 Guaranty common shares issued and outstanding (including shares underlying unvested Guaranty restricted stock). Holders of record of Guaranty common shares on the record date are entitled to one vote per share.

At least a majority of the votes entitled to be cast by the Guaranty shareholders entitled to vote must be represented, either in person or by proxy, in order to constitute a quorum for the special meeting. For purposes of determining a quorum, abstentions and broker non-votes will be counted in determining the shares present at a meeting.

Guaranty’s directors and certain executive officers have agreed to vote all Guaranty common shares they are entitled to vote that are held or controlled by them in favor of approval of the merger agreement. As of the record date, a total of 2,291,668 Guaranty common shares (including shares underlying unvested Guaranty restricted stock and Guaranty common shares held in the Guaranty KSOP), representing approximately 20.2% of all outstanding Guaranty common shares entitled to vote at the special meeting, are subject to a voting agreement. See “The Merger – Voting Agreement”.

Votes Required

Merger Proposal. Approval of the proposal to approve the merger agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding Guaranty common shares entitled to vote. Such approval is a condition to the completion of the merger. For voting purposes, shares must be affirmatively voted “FOR” approval of the merger agreement in order to be counted as votes in favor of approval of the merger agreement. As a result, abstentions and broker non-votes with respect to the proposal to approve the merger agreement will have the same effect as votes against such proposal. A broker non- vote may occur if you are not present at the special meeting and do not send in a proxy and fail to provide your broker, bank, trustee, or other nominee with instructions on how to vote your shares.

Compensation Proposal. Approval of the advisory (non-binding) proposal to approve merger-related named executive officer compensation requires that the votes cast in favor of the proposal exceed the votes cast opposing the proposal. As a result, abstentions and broker non-votes with respect to the merger-related named executive officer compensation proposal will have no effect on whether the merger-related named executive officer proposal is approved.

Adjournment Proposal. The proposal to adjourn the special meeting, if necessary or appropriate, including an adjournment to solicit additional proxies in favor of approval of the merger agreement, will be approved if a quorum is present at the special meeting and the votes cast in favor of the proposal exceed the votes cast opposing the proposal. As a result, abstentions and broker non-votes with respect to the merger-related named executive officer compensation proposal will have no effect on whether the merger-related named executive officer proposal is approved.

Voting, Solicitation, and Revocation of Proxies

If you are a holder of record of Guaranty common shares as of the record date for the special meeting, there are four ways to have your shares voted:

•	You can submit a proxy over the Internet by visiting the website envisionreports.com/GNTY, 24 hours a day, seven days a week, and following the instructions for Internet voting on that website.

•	You can submit a proxy using a touch-tone telephone by calling 1-800-652-VOTE (8683), 24 hours a day, seven days a week, and following the instructions on the call.

•	You can complete, sign and mail your proxy card in the postage-paid envelope provided with the proxy materials.

•	Finally, you may vote in person by written ballot at the special meeting.

Please note that telephone and Internet voting will close at 11:59 p.m., Central Time, on September 16, 2025. If the enclosed proxy card is duly executed and received in time for the special meeting, it will be voted in accordance with the instructions given. If the proxy card is duly executed and received but no instructions are given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy FOR the approval of the merger agreement, FOR the proposal to approve merger-related compensation of Guaranty’s named executive officers, and FOR the proposal to adjourn the special meeting, if necessary or appropriate, including an adjournment to solicit additional proxies in favor of approval of the merger agreement, and in the proxy holder’s discretion on any other matter properly coming before the meeting. Any proxy given by a shareholder may be revoked before its exercise by:

•

sending written notice bearing a date later than the date of your proxy card to Guaranty Bancshares, Inc., 16475 Dallas Parkway, Suite 600, Addison, Texas 75001, Attn: Corporate Secretary, stating that you would like to revoke your proxy;

•	granting a new, valid proxy bearing a later date (by telephone, through the Internet or by completing and submitting a later-dated proxy card); or

•	attending and voting at the special meeting in person, although attendance at the special meeting will not, by itself, revoke a proxy.

Guaranty is soliciting the proxy for the special meeting on behalf of the Guaranty Board. Guaranty will bear the cost of solicitation of proxies from its shareholders. In addition to using the mail, Guaranty may solicit proxies in person or by telephone, email or other electronic means used by Guaranty’s directors, officers, or employees, in each case without compensation. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. Guaranty will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

Voting in Person at the Special Meeting

Guaranty common shares held directly in your name as the shareholder of record may be voted in person at the special meeting. If you choose to vote your Guaranty common shares in person, please bring the enclosed proxy card and proof of identification. Even if you plan to attend the special meeting, we recommend that you vote your Guaranty common shares in advance as described above so that your vote will be counted if you later decide not to attend the special meeting.

If your shares are registered in “street name” in the name of a broker or other nominee and you wish to vote at the special meeting, you will need to obtain a legal proxy from your bank or brokerage firm. Please consult the voting form sent to you by your bank or broker to determine how to obtain a legal proxy in order to vote at the meeting.

Additional Information Regarding Shares Held in Street Name

If you do not attend the special meeting and wish to vote, you must instruct your broker, bank, trustee or other nominee on how you wish to vote your shares. Your broker, bank, trustee or other nominee will vote your shares only if you provide specific instructions by following the instructions provided to you. You may not vote shares held in “street name” by returning a proxy card directly.

Further, brokers, banks, trustees or other nominees who hold shares on behalf of their customers may not give a proxy to Guaranty to vote those shares with respect to any of the proposals without specific instructions from their customers, as such persons do not have discretionary voting power on the proposals that will be voted upon at the special meeting, including the merger proposal.

Householding of Proxy Materials

As permitted by applicable law, only one copy of this proxy statement/prospectus is being delivered to Guaranty shareholders residing at the same address, unless you have notified Guaranty of your desire to receive multiple copies of this document. Guaranty will promptly deliver, upon oral or written request, a separate copy of this proxy statement/prospectus to any Guaranty shareholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to Guaranty by mail at Guaranty Bancshares, Inc., 16475 Dallas Parkway, Suite 600, Addison, Texas 75001, Attn: Corporate Secretary, or by phone at (888) 572-9881.

Other Matters to Come Before the Special Meeting

Guaranty management knows of no other business to be presented at the special meeting, but if any other matters are properly presented at the meeting or any adjournments or postponements of the meeting, the persons named in the proxies will vote upon them in accordance with the Guaranty Board’s recommendations.

Assistance

If you need assistance in completing your proxy card, have questions regarding the special meeting or would like additional copies of this document, please contact Guaranty’s Corporate Secretary by telephone at (888) 572-9881 or by mail to Guaranty Bancshares, Inc., 16475 Dallas Parkway, Suite 600, Addison, Texas 75001, Attn: Corporate Secretary.

Special Meeting Proposals

Proposal 1: Merger Proposal

Guaranty is asking its shareholders to approve the merger agreement. For a detailed discussion of the terms and conditions of the merger agreement, please see the section entitled “The Merger.” Guaranty shareholders should read this proxy statement/prospectus, including any documents incorporated in this proxy statement/prospectus by reference, and its appendices, carefully and in their entirety for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.

As discussed in the section entitled “Background of and Reasons for the Merger,” after careful consideration, the Guaranty Board approved the execution, delivery and performance of the merger agreement and the transactions contemplated by it, including the merger, and determined the merger to be advisable and in the best interests of Guaranty and its shareholders.

The approval of the merger by holders of Guaranty common shares is a condition to the completion of the merger.

The Guaranty Board unanimously recommends that Guaranty shareholders vote “FOR” the proposal to approve the merger agreement.

Proposal 2: Advisory (Non-Binding) Proposal to Approve Merger-Related Named Executive Officer Compensation

Pursuant to Section 14A of the Exchange Act, Guaranty is providing its shareholders with the opportunity to cast an advisory (non-binding) vote to approve the compensation that may be paid or become payable to its named executive officers that is based on or otherwise relates to the merger, as disclosed in the section entitled “The Merger—Interests of Guaranty Directors and Executive Officers in the Merger.” As required by Section 14A of the Exchange Act, Guaranty is asking its shareholders to vote to adopt the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Guaranty’s named executive officers that is based on or otherwise relates to the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in the section of the proxy statement/prospectus entitled “The Merger—Merger-Related Compensation for Guaranty’s Named Executive Officers”, are hereby APPROVED.”

The vote to approve the merger-related named executive officer compensation proposal is a vote separate and apart from the vote to approve the merger agreement. Accordingly, a shareholder may vote to approve the merger-related named executive officer compensation proposal and vote not to approve the merger agreement or vice versa. Because the merger-related named executive officer compensation proposal vote is advisory only, it will not be binding on the parties to the merger. If the merger is completed, the merger-related named executive officer compensation subject to the merger-related named executive officer compensation proposal will be paid to Guaranty’s named executive officers to the extent payable in accordance with the terms of the applicable compensation agreements and arrangements even if holders of Guaranty common shares fail to approve the merger-related named executive officer compensation proposal.

The approval of the merger-related named executive officer compensation proposal is not a condition to the completion of the merger.

The Guaranty Board unanimously recommends that Guaranty shareholders vote “FOR” the proposal to approve merger-related compensation of Guaranty’s named executive officers.

Proposal 3: Adjournment Proposal

Guaranty is asking its shareholders to approve the adjournment of the special meeting to another date and place, if necessary or appropriate, including an adjournment to solicit additional votes in favor of the merger proposal if there are insufficient votes at the time of such adjournment to approve the merger proposal.

If, at the special meeting, an insufficient number of Guaranty common shares are present in person or represented by proxy and voting in favor of the merger proposal, Guaranty will move to adjourn the special meeting to enable the Guaranty Board to solicit additional proxies for approval of the merger proposal. If the Guaranty shareholders approve the adjournment proposal, Guaranty may adjourn the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Guaranty shareholders who have previously voted. If the date of the adjournment is not announced at the special meeting, the adjournment is for more than 30 days or a new record date is fixed for the adjourned meeting, a new notice of the adjourned meeting will be given to each shareholder of record entitled to vote at the adjourned meeting.

The Guaranty Board unanimously recommends that Guaranty shareholders vote “FOR” the adjournment proposal.

BACKGROUND OF AND REASONS FOR THE MERGER

Background of the Merger

As part of the ongoing consideration and evaluation of Guaranty’s long-term prospects and strategies, the Guaranty Board and the executive management of Guaranty have regularly reviewed and assessed its business strategies and objectives, including assessments of strategic growth and other opportunities potentially available to Guaranty. These strategic discussions have focused on, among other things, prospects and developments in the financial services industry, the regulatory environment, the economy and the financial markets generally, and the implications of such developments for financial institutions generally and Guaranty in particular. These strategic discussions were part of the continuous efforts of Guaranty to enhance value for its shareholders and deliver the best possible services to its customers and communities.

The Guaranty Board and executive management regularly review and assess Guaranty’s strengths, weaknesses, strategic opportunities and challenges, in an ever-changing and more complex operating environment. The Guaranty Board evaluated the prospects for continued organic growth and profitability, particularly in light of the difficulties of operating as an independent community bank under current economic, regulatory and competitive conditions. Like many other banks, Guaranty has experienced increasing costs related to regulatory compliance, product development, information security, and personnel, in order to maintain compliance and remain competitive with bank and non-bank competitors, including financial technology companies. The Guaranty Board has determined that ongoing cost structure challenges related to technology, personnel, and regulatory considerations reinforces the needs for scale, and that growth toward $5 billion in assets would likely be necessary in order to create an organization capable of earning sufficient revenues to manage the escalating cost structure to operate a successful and well-managed community bank that is investing in all necessary inputs, while at the same time creating fair returns for shareholders. The Guaranty Board noted that while this growth path creates its own opportunities for upside, there are execution and other risks on the downside.

On September 15, 2021, the Guaranty Board invited KBW and another investment banking firm to discuss potential strategic options for Guaranty in three primary directions: (1) Guaranty acquiring other banks, (2) other banks acquiring Guaranty, and (3) Guaranty maintaining the status quo with a focus on organic growth. During those discussions, Glacier, with which Guaranty’s executive management was unfamiliar at the time, stood out to the Guaranty Board as a potential bank partner. Following those discussions, Tyson T. Abston, Chairman of the Board and Chief Executive Officer of Guaranty, began conducting in-depth research regarding Glacier and its leadership team and determined Glacier would be a good bank to get to know.

Randall M. Chesler, President and Chief Executive Officer of Glacier, and Mr. Abston first met during the Summer of 2022 in an informal capacity, during which general topics of discussion were covered but there were no specific merger discussions. Subsequent to this meeting, Mr. Abston notified Guaranty’s lead independent director, Christopher B. Elliott, of the meeting and topics of discussion.

For the remainder of 2022 and through 2024, Mr. Abston and Mr. Chesler continued to maintain general contact through email communications and in person meetings at different events and conferences.

In June 2024, Mr. Chesler contacted Mr. Abston requesting an in-person visit to Glacier’s headquarters in Kalispell, Montana. Mr. Abston and Guaranty’s former Chief Financial Officer, Clifton Payne, who retired in March 2024, traveled to Kalispell in August 2024 to meet with Glacier’s executive team, learn more about the current business operations and culture of Glacier, Glacier’s possible interest in expanding to Texas as a new market, and its past acquisition experiences. The participants also discussed future plans and their respective general business combination philosophies. Mr. Abston requested that Mr. Payne attend the meeting due to his 40-year tenure at Guaranty and his intimate knowledge of Guaranty’s culture and banking philosophies. Subsequent to this meeting, Mr. Chesler and Mr. Abston agreed to continue informal communications and Mr. Abston continued to share the results of his discussions with Mr. Elliott.

On December 17, 2024, Mr. Abston, Kirk L. Lee, President and a director of Guaranty, Harold E. Lower, II, Senior Executive Vice President of the Bank, and Shalene A. Jacobson, Executive Vice President and Chief Financial Officer of Guaranty, met with the management team of a private bank holding company (“Company A”) at their offices in another state, where they discussed the value of a potential strategic business combination transaction with Company A.

On January 6, 2025, Guaranty entered into a confidentiality agreement with Company A and Company A was given access to preliminary diligence materials regarding Guaranty.

On January 13, 2025, Mr. Chesler called Mr. Abston expressing an interest in exploring the possibility of a partnership between the two companies.

On January 14, 2025, the Guaranty Board held a special meeting to discuss the possibility of a partnership with Glacier as well as other potential strategic partnerships. The Guaranty directors were reminded of their fiduciary duties under Texas law in connection with the evaluation of such potential strategic partnerships.

At a meeting of the Glacier Board held on January 28, 2025, the Glacier Board discussed the status of Glacier’s acquisition strategies and prospects in the markets in which it operates, including the possibility of expanding its presence in the southwest region by entering the Texas market.

On February 5, 2025, the Guaranty Board held a special meeting to approve Guaranty providing Glacier with preliminary, non-confidential diligence materials regarding Guaranty.

From February 6, 2025 to June 19, 2025, Glacier conducted due diligence on Guaranty.

On February 10, 2025, Company A delivered to Guaranty a non-binding letter of intent with respect to a potential business combination between Guaranty and Company A (the “Company A LOI”). The Company A LOI described the material financial components of a proposed all-cash transaction and included other merger expectations and assumptions.

On February 19, 2025, the Guaranty Board held a special meeting, which was attended by representatives of KBW, which had been engaged by Guaranty to act as Guaranty’s financial advisor in connection with a potential business combination with Glacier. During the meeting, there was discussion regarding the benefits and risks of the Company A LOI, including components of the deal structure, tax implications, and potential impact on employees, customers and shareholders. Based on its evaluation, the Guaranty Board determined that Guaranty should not proceed with negotiations with Company A and authorized management to continue its dialogue with Glacier and report back to the Guaranty Board.

On February 24, 2025, Guaranty and Glacier entered into a confidentiality agreement and Glacier was given access to confidential diligence materials regarding Guaranty.

At a meeting of the Glacier Board held on March 26, 2025, representatives from Glacier’s financial advisor, Stephens Inc. (“Stephens”), provided a franchise overview of Guaranty, the Bank, and their operations that included discussion of the possible strategic fit of Guaranty’s operations with Glacier’s. Additionally, Stephens presented a model and preliminary pricing for the acquisition of Guaranty, which included a range of exchange ratios, resulting valuation for Guaranty and financial consequences to Glacier. The Glacier management team was authorized to continue its discussions with Guaranty in consultation with Stephens.

On March 31, 2025, Guaranty received an initial non-binding indication of interest letter (the “March 31 LOI”) from Glacier that contemplated Glacier acquiring 100 percent of the outstanding Guaranty common shares through the merger of Guaranty with and into Glacier, with Glacier surviving. The March 31 LOI contemplated that upon consummation of the proposed transaction, all of the outstanding Guaranty common shares would be converted into the right to receive Glacier common shares, based on a fixed exchange ratio of 0.9300x. The March 31 LOI provided for an exclusivity period of 90 days and that the March 31 LOI will expire at the close of business on April 8, 2025, if not accepted by Guaranty.

On April 1, 2025, representatives from KBW and Norton Rose met with members of the Guaranty executive team, to review and discuss the March 31 LOI.

On April 2, 2025, the Guaranty Board held a special meeting with members of Guaranty management to discuss the March 31 LOI. The Guaranty Board authorized Mr. Abston to negotiate the terms of the March 31 LOI, particularly the exchange ratio, and report back to the Guaranty Board.

On April 9, 2025, the Guaranty Board held a special meeting with members of Guaranty management to discuss the status of the negotiations between Mr. Abston and Glacier. Also at this meeting, the Guaranty Board discussed the possibility of using hedging strategies to reduce interest rate risk and future potential unrealized losses in Guaranty’s investment securities portfolio. Executive management agreed to research possible hedging strategies and report back to the Guaranty Board.

On April 10, 2025, Guaranty provided Glacier with additional interim financial information for the first quarter of 2025, and Glacier reviewed this information in consultation with Stephens and updated its indication of interest letter.

On April 11, 2025, Guaranty received from Glacier a revised non-binding indication of interest letter (the “April 11 LOI”). The April 11 LOI contemplated that upon consummation of the proposed transaction, all of the outstanding Guaranty common shares would be converted into the right to receive Glacier common shares, based on a fixed exchange ratio of 1.0000x, and a proposed total deal value of approximately $537 million, using assumptions in effect at the time. The April 11 LOI provided that such valuation assumed a Guaranty consolidated tangible common equity of $292 million at March 31, 2025, plus the amount of capital attributable to the exercise of Guaranty options after March 31, 2025, if any, along with various other assumptions on cost savings, transaction-related expenses and purchase accounting marks to be confirmed in due diligence. The April 11 LOI contemplated that any changes in Guaranty’s consolidated tangible common equity (including any changes in the accumulated other comprehensive income and changes in the fair value of the held-to-maturity securities portfolio) between March 31, 2025, and a measurement date prior to closing of the merger would be eligible to be paid out to Guaranty shareholders as an additional cash dividend, or if a negative number, would be recognized as a price adjustment on a dollar-for-dollar basis, reflected as a reduced exchange ratio. The April 11 LOI provided for an exclusivity period of 90 days and that the April 11 LOI will expire at the close of business on April 18, 2025, if not accepted by Guaranty.

On April 14, 2025, the Guaranty Board held a special meeting to further review and consider the terms of the April 11 LOI. Representatives of Norton Rose reviewed with the Guaranty Board its fiduciary duties under Texas law in connection with the evaluation of the April 11 LOI and proposed strategic business combination transaction with Glacier. At the meeting, representatives of KBW and Norton Rose reviewed the terms of the April 11 LOI. At the conclusion of the meeting, the Guaranty Board approved the April 11 LOI and authorized management of Guaranty to execute and deliver it to Glacier.

On April 14, 2025, Guaranty executed the April 11 LOI and delivered it to Glacier.

Commencing April 15, 2025 and continuing through June 12, 2025, Messrs. Chesler and Abston and other executive management representatives from Glacier and Guaranty, respectively, had periodic telephonic meetings to discuss and negotiate the terms of the merger and potential integration.

During this period, Glacier performed extensive diligence of Guaranty and its operations and assets, including its asset quality and loan portfolio, management team, products and services, legal and regulatory compliance, employees and employee benefits, information technology, and properties and equipment, among other matters. Guaranty, in turn, performed reverse due diligence of Glacier, including asset quality review, projected forward earnings review, interest rate risks, regulatory standing and risk, management team analysis, overall Glacier strategy and assessment of the execution risks associated with the strategy, and modeling on forward earnings and potential share value based on trailing historical Glacier stock valuation metrics.

During the diligence process, various working groups from Glacier and Guaranty, including information technology, accounting, retail operations, legal and compliance, credit, human resources, marketing, internal audit, data warehouse, and commercial banking, met virtually to exchange information and discuss the proposed transaction. Representatives of KBW and Stephens, also attended many of these meetings. Glacier also engaged a third-party firm to provide an analysis of Guaranty’s loan portfolio and Trust and Wealth Management department.

On April 30, 2025, Glacier’s executive management team and Stephens met with the Glacier Board to provide an update on Guaranty’s financial performance and the financial consequences of the transaction to Glacier, review market trends and discuss timing and potential next steps regarding a transaction with Guaranty.

On May 1, 2025, the Guaranty Board held a special meeting with members of Guaranty management to discuss the benefits of hedging strategies to reduce interest rate risks on the fair valuation of investment securities available for sale and held to maturity and the corresponding recording of the unrealized gain or loss to shareholders’ equity. The Guaranty Board authorized Guaranty management to negotiate the cost of hedging strategies and report back to the Guaranty Board.

On May 23, 2025, Miller Nash provided an initial draft of the merger agreement. Between that receipt date and June 24, 2025, Miller Nash and Norton Rose exchanged drafts of the merger agreement and other transaction documents, including a voting agreement and irrevocable proxy to be entered into by the directors and executive officers of Guaranty and the Bank identified on Exhibit A to the merger agreement and a non-competition, non-solicitation, and confidentiality agreement to be entered into by certain directors of Guaranty and the Bank. The two law firms and the respective management teams of Glacier and Guaranty negotiated, exchanged drafts, and worked towards finalizing the terms and conditions of the merger agreement, the voting agreement and irrevocable proxy, the non-competition, non-solicitation, and confidentiality agreement, and other transaction documents. Guaranty negotiated with Glacier to obtain more favorable terms and conditions in the merger agreement. Reciprocal due diligence continued during this time period as well.

During this time, the Glacier Board received updates on the progress of the diligence review and the status of the proposed merger transaction from Glacier’s senior management and representatives of Stephens, including at the regular board meeting held on May 19, 2025.

From June 4 to June 6, 2025, members of Glacier’s executive leadership team traveled to Texas to meet with Guaranty’s executive leadership team to further evaluate Guaranty’s markets and perform onsite visits.

On June 9, 2025, Norton Rose received a draft of Mr. Abston’s employment agreement and post-closing payment agreement.

At a June 11, 2025 special meeting of the Guaranty Board, Mr. Abston provided the Guaranty Board with a detailed update regarding the proposed merger transaction, including the status of due diligence, reverse due diligence, negotiation of the merger agreement, and various operational and integration matters. With participation from representatives of KBW and Norton Rose, the Guaranty Board reviewed and discussed the negotiation of key terms of the draft merger agreement, the proposed voting agreement and irrevocable proxy, and the proposed non-competition, non-solicitation, and confidentiality agreement. The Guaranty Board considered the governance structure of Glacier, including its board of directors as well as its divisional board structure. Representatives of KBW also reviewed and discussed with the Guaranty Board financial matters relating to the proposed merger transaction. The Guaranty Board discussed a proposed timeline for finalizing negotiations and anticipated next steps, as well as the interest rate effect on the fair market valuation of investment securities and the corresponding recording of the unrealized gain or loss to shareholders’ equity. The Guaranty Board authorized Mr. Abston to enter into swaption hedges to reduce possible negative impacts from rising interest rates on the fair value of the investment portfolio and related impact on shareholder consideration.

On June 12, 2025, certain executive officers of Guaranty were presented with draft amendments to existing employment agreements to be entered into in connection with the signing of the merger agreement. During the period from June 9, 2025 to June 24, 2025, Glacier and certain executive officers of Guaranty negotiated and exchanged drafts of the amendments to employment agreements.

On June 19, 2025, Glacier’s executive leadership team met to review the results of its diligence review of Guaranty and the Bank and, after discussion of findings and questions raised, approved presentation of the proposed transaction to the Glacier Board.

On June 24, 2025, a special meeting of the Guaranty Board was convened to consider the proposed merger transaction. Members of executive management and representatives of KBW and Norton Rose attended the meeting at the invitation of the Guaranty Board. The Guaranty Board was provided with a set of meeting materials in advance of the meeting, including substantially final drafts of the merger agreement, the voting agreement and irrevocable proxy, the non-competition, non-solicitation, and confidentiality agreement. Norton Rose discussed with the directors their fiduciary duties under applicable law and reviewed the accompanying legal standards. Norton Rose proceeded to review in detail with the Guaranty Board the terms of the merger agreement, including the terms of the various ancillary documents. KBW then reviewed the financial aspects of the proposed transaction, including the financial analyses with respect to the proposed transaction that KBW performed, and KBW rendered to the Guaranty Board an opinion, initially rendered verbally and confirmed in a written opinion dated June 24, 2025, to the effect that, as of such date and based upon and subject to the terms, conditions and qualifications set forth therein, the total per share consideration to be received by the holders of Guaranty common stock (consisting of the per share stock consideration in the proposed merger and the estimated special dividend payable pursuant to the merger agreement, taken together) was fair, from a financial point of view, to the holders of Guaranty common stock. The Guaranty Board considered the value of the other acquisition proposal that had been previously received, considered the benefits and risks of remaining independent, and noted that the consideration in the proposed transaction with Glacier was in the best interests of Guaranty and its shareholders.

After considering the proposed terms of the merger agreement and related transaction documents, and taking into consideration the matters discussed during that meeting and prior meetings of the Guaranty Board, including the strategic options discussed at those meetings and the factors described under the section of this proxy statement/prospectus entitled “Reasons for the Merger – Guaranty,” the Guaranty Board determined that the merger was advisable and in the best interests of Guaranty and its shareholders, and the Guaranty Board unanimously approved and adopted the merger agreement and the transactions contemplated thereby, including the merger, authorized the execution of the merger agreement, directed that the merger agreement be submitted to Guaranty’s shareholders for approval, and recommended to Guaranty’s shareholders that they approve the merger agreement and the transactions contemplated thereby, including the merger.

Guaranty executive management then discussed with the Guaranty Board the proposed communication plan, including the public announcement, internal meeting with employees, and schedule for media and investor calls.

On June 24, 2025, the Glacier Board held a meeting to consider the proposed merger with Guaranty. Glacier’s executive leadership team, other members of senior management, and representatives of Stephens and Miller Nash attended the meeting at the invitation of the Glacier Board. The Glacier Board was provided with a set of meeting materials in advance of the meeting, including summaries of fiduciary duties applicable to consideration of the proposed transaction, the merger agreement, and other documents, together with final or substantially final drafts of the merger agreement, the voting agreement and irrevocable proxy, the non-competition, non-solicitation, and confidentiality agreement, and the employment agreements. Miller Nash discussed with the directors their fiduciary duties under applicable law. Members of Glacier’s executive and senior management team and representatives of Miller Nash and Stephens then reviewed the due diligence process and findings in detail and responded to questions from directors. Stephens then reviewed the financial aspects of the proposed transaction, including the key financial terms of the proposed merger, and Miller Nash proceeded to review in detail other material terms of the merger agreement and related transaction documents. After considering the proposed terms of the merger agreement and other transaction documents, and taking into consideration the matters discussed, the Glacier Board determined that the merger was in the best interests of Glacier and its shareholders, and unanimously approved the execution, delivery and performance of the merger agreement and the transactions contemplated by it, including the merger.

Following receipt of approval of the merger agreement and transaction from the Guaranty Board and the Glacier Board on June 24, 2025, Guaranty and Glacier executed the merger agreement, the directors and executive officers of Guaranty and the Bank identified on Exhibit A to the merger agreement executed the voting agreement and irrevocable proxy, certain directors of Guaranty and the Bank executed the non-competition, non-solicitation, and confidentiality agreement, Mr. Abston executed his employment agreement and post-closing payment agreement, and certain executive officers of Guaranty executed their amendments to existing employment agreements.

The transaction was announced the afternoon of Tuesday, June 24, 2025, after the closing of the financial markets in New York, in a press release jointly issued by Glacier and Guaranty.

Reasons for the Merger – Guaranty

The Guaranty Board believes that the merger is in the best interests of Guaranty and its shareholders. Accordingly, the Guaranty Board has unanimously approved the merger agreement and unanimously recommends that the Guaranty shareholders vote “FOR” the proposal to approve the merger agreement.

In reaching its decision to approve and adopt the merger agreement and recommend the approval of the merger to its shareholders, the Guaranty Board evaluated the merger and the merger agreement, in consultation with Guaranty’s executive management, as well as Guaranty’s legal and financial advisors, and considered a number of positive factors, including the following material factors, which are not presented in order of priority:

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its knowledge of Guaranty’s business, operations, regulatory and financial condition, asset quality, earnings, loan portfolio, capital and prospects both as an independent organization and as a part of a combined company with Glacier;

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the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital, market capitalization and footprint expanded into Texas;

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the results that Guaranty could expect to achieve operating independently, and the likely risks and benefits to shareholders of that course of action, as compared with the value of the merger consideration;

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the nature of the merger consideration, which is in the form of a fixed exchange ratio that offers Guaranty shareholders the opportunity to participate as shareholders of Glacier in the future performance of the combined company and an approximately 8.73% ownership stake in the combined company;

•	the potential for cash to be distributed to Guaranty shareholders via a special dividend in certain circumstances;

•	the historic Glacier valuation premium versus Guaranty’s and Glacier’s far-superior daily trading volume versus Guaranty’s, which provides materially better shareholder liquidity;

•	the historical performance of Glacier common stock;

•	Glacier’s historical cash dividend payments, which are in excess of those historically paid by Guaranty;

•	the fact that the merger consideration paid in the form of Glacier common shares is expected to be tax-free to Guaranty shareholders for U.S. income tax purposes;

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Guaranty’s belief that Guaranty and Glacier share a similar strategic vision and that Glacier emphasizes many of the same values embraced by Guaranty in the conduct of its business, such as excellent customer service, employee development and opportunities, active participation in the communities served, and delivery of value to shareholders;

•	the fact that Glacier’s business model would maintain Guaranty’s name and brand, which Guaranty felt was in the best interest of all Guaranty stakeholders;

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that a merger with Glacier, a larger bank holding company, could provide opportunity to realize economies of scale, add infrastructure and operational support, and enhance customer products and services, allowing Guaranty to remain competitive over the long term;

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that a merger with Glacier, which has branches in 8 states including Montana, Idaho, Utah, Washington, Wyoming, Colorado, Arizona and Nevada, would provide the benefit of significant diversification outside of Texas;

•	the effects of the merger on the Bank’s employees, including the prospects for continued employment in a larger organization and various benefits agreed to be provided to the Bank’s employees;

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the understanding of the Guaranty Board of the current and prospective environment in which the Bank and Glacier Bank operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, and the competitive effects of the continuing consolidation in the banking industry;

•	the ability of Glacier to complete the merger from a financial and regulatory perspective;

•	an extensive review of strategic options available to Guaranty and consideration and weighing of the potential risks and benefits associated with each;

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the financial presentation, dated June 24, 2025, of KBW to the Guaranty Board and the opinion, dated June 24, 2025, of KBW to the Guaranty Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Guaranty common stock of the total per share consideration to be received by such holders (consisting of the per share stock consideration in the proposed merger and the estimated special dividend payable pursuant to the merger agreement, taken together), as more fully described below under “Opinion of Guaranty’s Financial Advisor”;

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the Guaranty Board’s review with its legal advisors of the terms of the merger agreement, including the agreement by both parties to use commercially reasonable efforts to obtain required regulatory approvals for the merger;

•	the likelihood, based on Glacier’s recent track record, of receiving the required regulatory approvals and completing the merger in a timely manner; and

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Glacier’s consistent historical performance in closing merger transactions and its track record in integrating acquisitions and of realizing the expected financial and other benefits of such acquisitions.

The Guaranty Board also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:

•	the potential for a decline in the value of Glacier common stock, whether before or after consummation of the merger, reducing the value of the consideration received by Guaranty shareholders;

•	the potential risk that the exchange ratio could be reduced in the event that the GNTY Closing Capital was below the Closing Capital Requirement;

•	the lack of control of the Guaranty Board and Guaranty’s shareholders over future operations and strategy of the combined company as compared to remaining independent;

•	the potential risk of diverting management attention and resources from the operation of Guaranty’s business and towards the completion of the merger;

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the fact that in order to enter into the merger agreement, Guaranty set aside certain strategic business alternatives and the merger agreement includes continuing restrictions on the conduct of Guaranty’s business prior to the completion of the merger;

•	the challenges of successfully combining Guaranty’s business, operations and workforce with those of Glacier;

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the interests of certain of Guaranty’s directors and executive officers in the merger that are different from, or in addition to, their interests as Guaranty shareholders, which are further described in the section of this proxy statement/prospectus entitled “The Merger – Interests of Guaranty Directors and Executive Officers in the Merger” beginning on page 71;

•	that no seats on the board of directors of Glacier are being offered to existing directors or shareholders of Guaranty in connection with the merger;

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that, while Guaranty expects that the merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied, including the risk that necessary regulatory approvals or Guaranty shareholder approval might not be obtained or may be delayed and, as a result, the merger may not be consummated or may be delayed; and

•	the risk of potential employee attrition and/or adverse effects on business and customer relationships as a result of the pending merger.

The foregoing discussion of the information and factors considered by the Guaranty Board is not intended to be exhaustive, but, rather, includes the material factors considered by the Guaranty Board. In reaching its decision to approve the merger agreement, the merger, the merger of the Bank into Glacier Bank and the other transactions contemplated by the merger agreement, the Guaranty Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Guaranty Board considered all these factors as a whole and overall considered the factors to be favorable to, and support, its determination to approve the merger agreement.

It should be noted that this explanation of the Guaranty Board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Note Regarding Forward-Looking Statements.”

Opinion of Guaranty’s Financial Advisor

Guaranty engaged KBW to render financial advisory and investment banking services to Guaranty, including an opinion to the Guaranty Board as to the fairness, from a financial point of view, to the common shareholders of Guaranty of the total per share consideration (as defined in KBW’s opinion) in the proposed merger. Guaranty selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the Guaranty Board held on June 24, 2025, at which the Guaranty Board evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the Guaranty Board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the total per share consideration (defined in KBW’s opinion as the per share merger consideration of 1.0000 Glacier common share and the estimated per share dividend consideration (see below), taken together) was fair, from a financial point of view, to the holders of Guaranty common stock. The Guaranty Board approved the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Appendix B to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Guaranty Board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the total per share consideration to the holders of Guaranty common stock in the merger transaction. It did not address the underlying business decision of Guaranty to engage in the merger or enter into the merger agreement or constitute a recommendation to the Guaranty Board in connection with the merger, and it does not constitute a recommendation to any holder of Guaranty common shares or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’ or affiliates’ agreement with respect to the merger.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

At the direction of Guaranty and with the consent of the Guaranty Board, KBW assumed, without independent verification, for purposes of its analyses and opinion, that the Closing Capital Differential (as defined in the merger agreement) would be $16.5 million and that, as a result of the foregoing, Guaranty would declare and pay a special cash dividend in the amount per share of Guaranty common stock of $1.44 (the “estimated per share dividend consideration”).

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Guaranty and Glacier and bearing upon the merger, including, among other things:

•	an execution version of the merger agreement dated June 24, 2025;

•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of Guaranty;

•	the unaudited quarterly financial statements and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 of Guaranty;

•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of Glacier;

•	the unaudited quarterly financial statements and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 of Glacier;

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certain regulatory filings of Guaranty and Glacier and their respective subsidiaries, including, as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2024 as well as the quarter ended March 31, 2025;

•	certain other interim reports and other communications of Guaranty and Glacier to their respective shareholders; and

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other financial information concerning the businesses and operations of Guaranty and Glacier furnished to KBW by Guaranty and Glacier or which KBW was otherwise directed to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Guaranty and Glacier;

•	the assets and liabilities of Guaranty and Glacier;

•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•	a comparison of certain financial and stock market information for Guaranty and Glacier with similar information for certain other companies, the securities of which are publicly traded;

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publicly available consensus “street estimates” of Guaranty, as well as assumed Guaranty long-term growth rates provided to KBW by Guaranty management, all of which information was discussed with KBW by such management and used and relied upon by KBW at the direction of Guaranty management and with the consent of the Guaranty Board;

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publicly available consensus “street estimates” of Glacier, as well as assumed Glacier long-term growth rates provided to KBW by Glacier management, all of which information was discussed with KBW by such management and used and relied upon by KBW based on such discussions, at the direction of Guaranty management and with the consent of the Guaranty Board;

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pro forma balance sheet and capital data of Glacier as of March 31, 2025, as adjusted for the recent acquisition by Glacier of Bank of Idaho Holding Company completed on April 30, 2025, that was prepared by Glacier management, provided to and discussed with KBW by such management, and used and relied upon by KBW based on such discussions, at the direction of Guaranty management and with the consent of the Guaranty Board; and

•

estimates regarding certain pro forma financial effects of the merger on Glacier (including, without limitation, the cost savings expected to result or be derived from the merger) that were prepared by Glacier management, provided to and discussed with KBW by such management, and used and relied upon by KBW based on such discussions, at the direction of Guaranty management and with the consent of the Guaranty Board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions held by the managements of Guaranty and Glacier regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. KBW was not requested to assist, and did not assist, Guaranty with soliciting indications of interest from third parties regarding a potential transaction with Guaranty.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with it or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of Guaranty as to the reasonableness and achievability of the publicly available consensus “street estimates” of Guaranty and the assumed Guaranty long-term growth rates referred to above (and the assumptions and bases therefor), and KBW assumed that all such information was reasonably prepared and represented, or in the case of the Guaranty “street estimates” referred to above that such estimates were consistent with, the best currently available estimates and judgments of Guaranty management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated. KBW further relied, with the consent of Guaranty, upon Glacier management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Glacier, the assumed Glacier long-term growth rates and the estimates regarding certain pro forma financial effects of the merger on Glacier (including, without limitation, the cost savings expected to result or be derived from the merger), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that all such information was reasonably prepared and represented, or in the case of the Glacier “street estimates” referred to above that such estimates were generally consistent with, the best currently available estimates and judgments of Glacier management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated.

It is understood that the portion of the foregoing financial information of Guaranty and Glacier that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Guaranty and Glacier referred to above, was based on numerous variables and assumptions that are inherently uncertain and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of Guaranty and Glacier and with the consent of the Guaranty Board, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Guaranty or Glacier since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for credit losses and KBW assumed, without independent verification and with Guaranty’s consent, that the aggregate allowances for credit losses for each of Guaranty and Glacier are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Guaranty or Glacier, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Guaranty or Glacier under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. KBW made note of the classification by each of Guaranty and Glacier of its loans and owned securities as either held to maturity or held for investment, on the one hand, or held for sale or available for sale, on the other hand, and KBW also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of Guaranty and Glacier, but KBW expressed no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.

KBW assumed, in all respects material to its analyses:

•

that the merger (including payment of the estimated per share dividend consideration) and any related transactions (including, without limitation, the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the execution version reviewed by KBW and referred to above), with no adjustments to the total per share consideration (including the allocation between the per share merger consideration and the estimated per share dividend consideration) and with no other consideration or payments in respect of Guaranty common shares;

•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•	that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•

that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transactions and that all conditions to the completion of the merger and any related transactions would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•

that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Guaranty, Glacier or the pro forma entity, or the contemplated benefits of the merger, including without limitation the cost savings expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Guaranty that Guaranty relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Guaranty, Glacier, the merger and any related transaction, and the merger agreement. KBW did not provide advice with respect to any such matters. KBW assumed, at the direction of Guaranty and without independent verification, that the GNTY Closing Capital (as defined in the merger agreement) would exceed the Closing Capital Requirement (as defined in the merger agreement).

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, of the total per share consideration to the holders of Guaranty common stock in the merger transaction. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the bank merger or the actions relating to the Guaranty KSOP to be undertaken in connection with the merger as provided in the merger agreement), including, without limitation, the form or structure of the merger or any such related transaction (including the form of the total per share consideration or the allocation thereof between the per share merger consideration and the estimated per share dividend consideration), any consequences of the merger or any such related transaction to Guaranty, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger, any such related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through the date of such opinion. There has been significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, recently announced actual or threatened imposition of tariff increases, inflation, and prolonged higher interest rates. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW expressed no view or opinion as to any changes after the date of such opinion to the Closing Capital Differential (as defined in the merger agreement) or the estimated per share dividend consideration from the respective amounts thereof that KBW was directed to assume for purposes of its analyses and its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Guaranty to engage in the merger or enter into the merger agreement;

•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Guaranty or the Guaranty Board;

•

the fairness of the amount or nature of any compensation to any of Guaranty’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Guaranty common stock;

•

the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Guaranty (other than the holders of Guaranty common stock, solely with respect to the total per share consideration as described in KBW’s opinion and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of Glacier or any other party to any transaction contemplated by the merger agreement;

•

any adjustments (as provided in the merger agreement) to the per share merger consideration or what the actual amount of the Closing Capital Differential (if any) and the resulting special dividend by Guaranty would be;

•	the actual value of Glacier common shares to be issued in the merger;

•

the prices, trading range or volume at which Guaranty common stock or Glacier common stock would trade following the public announcement of the merger or the prices, trading range or volume at which Glacier common stock would trade following the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•

any legal, regulatory, accounting, tax or similar matters relating to Guaranty, Glacier, their respective shareholders, or relating to or arising out of or as a consequence of the merger or any related transaction (including the bank merger), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Guaranty and Glacier. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, KBW’s opinion was among several factors taken into consideration by the Guaranty Board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Guaranty Board with respect to the fairness of the total per share consideration. The type and amount of consideration payable in the merger were determined through negotiation between Guaranty and Glacier and the decision of Guaranty to enter into the merger agreement was solely that of the Guaranty Board.

The following is a summary of the material financial analyses presented by KBW to the Guaranty Board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Guaranty Board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an implied transaction value for the merger of $43.02 per share of Guaranty common stock, or approximately $492 million in the aggregate (inclusive of the implied value of in-the-money Guaranty stock options), based on the sum of the implied value of the per share merger consideration of 1.0000 Glacier common share based on the closing price of Glacier common stock on June 23, 2025, plus the estimated per share dividend consideration of $1.44. In addition to the financial analyses described below, KBW reviewed with the Guaranty Board for informational purposes, among other things, an implied transaction multiple for the proposed merger (based on the implied transaction value for the merger of $43.02 per share of Guaranty common stock) of 13.3x Guaranty’s estimated calendar year 2025 earnings per share (“EPS”) taken from publicly available consensus “street estimates” of Guaranty.

Glacier Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Glacier to eight selected major exchange-traded banks headquartered in the Western region (defined by S&P Global Market Intelligence as Alaska, Arizona, California, Colorado, Hawaii, Idaho, Montana, New Mexico, Nevada, Oregon, Utah, Washington and Wyoming) with total assets between $10.0 billion and $50.0 billion. Merger targets, ethnic group-focused banks, Axos Financial, Inc. and LendingClub Corporation were excluded from the selected companies.

The selected companies were as follows (shown by column in descending order of total assets):

Banc of California, Inc.	First Hawaiian, Inc.
First Interstate BancSystem, Inc.	Banner Corporation
WaFd, Inc.	CVB Financial Corp.
Bank of Hawaii Corporation	National Bank Holdings Corporation

To perform this analysis, KBW used profitability and other financial information for the quarter ended March 31, 2025 (“2025Q1”), for the latest twelve months (“LTM”) ended March 31, 2025 or as of March 31, 2025 and market price information as of June 23, 2025. KBW also used 2025 and 2026 EPS estimates taken from consensus “street estimates” for Glacier and the selected companies. Certain financial data presented in the tables below may not correspond to the data presented in Glacier’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Glacier and the selected companies:

	Glacier	25th Percentile	Median	Average	75th Percentile
2025Q1 Core Return on Avg. Assets(1)	0.80%	0.76%	0.92%	0.95%	1.07%
2025Q1 Core Return on Avg. Tangible Common Equity(1)	10.30%	9.78%	11.46%	11.39%	13.18%
2025Q1 Net Interest Margin	3.04%	2.95%	3.15%	3.18%	3.46%
2025Q1 Fee Income / Revenue Ratio(2)	14.2%	11.8%	14.0%	16.1%	18.7%
2025Q1 Noninterest Expense / Average Assets	2.19%	2.29%	2.14%	2.05%	1.79%
2025Q1 Efficiency Ratio	66.1%	63.1%	60.0%	59.0%	57.4%

(1)

Based on core net income after taxes and before extraordinary items, excluding gain on the sale of available for sale securities, amortization of intangibles, goodwill and nonrecurring items as defined by S&P Global Market Intelligence.

(2)	Excluded gain on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Glacier and the selected companies:

		Selected Companies
	Glacier	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	8.18%	7.82%	8.21%	8.32%	9.41%
Total Capital Ratio	14.64%	14.82%	15.10%	15.44%	15.85%
Loans HFI / Deposits	83.4%	89.2%	80.3%	80.8%	70.5%
Loan Loss Reserve / Gross Loans	1.22%	0.97%	1.11%	1.11%	1.19%
Nonperforming Assets / Loans and OREO	0.19%	0.57%	0.35%	0.47%	0.27%
Net Charge-Offs / Average Loans	0.04%	0.21%	0.12%	0.21%	0.10%

In addition, KBW’s analysis showed the following concerning the market performance of Glacier and the selected companies:

			Selected Companies
	Glacier		25th Percentile		Median		Average		75th Percentile
One-Year Stock Price Change	17.1%		8.4%		12.8%		14.4%		19.4%
Year-To-Date Stock Price Change	(17.2%)		(11.9%)		(10.4%)		(10.1%)		(7.1%)
Price / Tangible Book Value per Share	216%		125%		146%		147%		182%
Price / 2025 Estimated EPS	19.5	x	11.5	x	11.9	x	12.3	x	12.5	x
Price / 2026 Estimated EPS	14.2	x	10.2	x	11.0	x	10.9	x	11.8	x
Dividend Yield	3.2%		3.2%		4.0%		4.1%		4.2%
LTM Dividend Payout Ratio	71.0%		39.5%		55.8%		57.2%		65.8%

No company used as a comparison in the above selected companies analysis is identical to Glacier. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Guaranty Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Guaranty to nine selected major exchange-traded banks headquartered in Arkansas, Louisiana, Oklahoma or Texas with total assets between $1.0 billion and $10.0 billion. Merger targets, ethnic group-focused banks, savings banks, thrifts or mutuals and banks with negative core net income were excluded from the selected companies.

The selected companies were as follows (shown by column in descending order of total assets):

Origin Bancorp, Inc.	Home Bancorp, Inc.
Southside Bancshares, Inc.	Red River Bancshares, Inc.
Business First Bancshares, Inc.	Investar Holding Corporation
Third Coast Bancshares, Inc.	Bank7 Corp.
South Plains Financial, Inc.

To perform this analysis, KBW used profitability and other financial information for the quarter ended March 31, 2025, for the latest twelve months ended March 31, 2025 or as of March 31, 2025 and market price information as of June 23, 2025. KBW also used 2025 and 2026 EPS estimates taken from consensus “street estimates” for Guaranty and the selected companies. Certain financial data presented in the tables below may not correspond to the data presented in Guaranty’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Guaranty and the selected companies:

		Selected Companies
	Guaranty	25th Percentile	Median	Average	75th Percentile
2025Q1 Core Return on Avg. Assets(1)	1.12%	1.04%	1.16%	1.27%	1.30%
2025Q1 Core Return on Avg. Tangible Common Equity(1)	12.08%	12.56%	13.05%	13.52%	14.05%
2025Q1 Net Interest Margin	3.70%	3.22%	3.68%	3.62%	3.81%
2025Q1 Fee Income / Revenue Ratio(2)	15.8%	10.2%	16.0%	13.9%	16.8%
2025Q1 Noninterest Expense / Average Assets	2.73%	2.50%	2.38%	2.36%	2.09%
2025Q1 Efficiency Ratio	65.9%	61.7%	60.3%	59.7%	55.5%

(1)

Based on core net income after taxes and before extraordinary items, excluding gain on the sale of available for sale securities, amortization of intangibles, goodwill, and nonrecurring items as defined by S&P Global Market Intelligence.

(2)	Excluded gain on sale of securities.

KBW’s analysis showed the following concerning the financial condition of Guaranty and the selected companies:

		Selected Companies
	Guaranty	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	9.37%	8.06%	9.35%	9.26%	10.42%
Total Capital Ratio	17.24%	13.46%	15.24%	15.41%	17.01%
Loans HFI / Deposits	77.9%	92.6%	91.0%	86.8%	81.1%
Loan Loss Reserve / Gross Loans	1.32%	1.01%	1.21%	1.15%	1.25%
Nonperforming Assets / Loans and OREO	0.23%	0.70%	0.62%	0.56%	0.44%
Net Charge-Offs / Average Loans	0.02%	0.07%	0.04%	(0.03%)	0.00%

In addition, KBW’s analysis showed the following concerning the market performance of Guaranty and the selected companies:

		Selected Companies
	Guaranty	25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change	41.1%	19.0%	28.7%	29.7%	35.3%
Year-To-Date Stock Price Change	20.2%	(9.0%)	(5.9%)	(3.0%)	5.4
Price / Tangible Book Value per Share	162%	112%	117%	125%	138%
Price / 2025 Estimated EPS	12.8x	9.8x	9.8x	10.1x	10.3x
Price / 2026 Estimated EPS	12.1x	9.2x	9.8x	9.5x	9.9x
Dividend Yield	2.4%	1.7%	2.2%	2.1%	2.4%
LTM Dividend Payout Ratio	33.2%	18.9%	19.7%	20.4%	23.0%

No company used as a comparison in the above selected companies analysis is identical to Guaranty. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analysis. KBW reviewed publicly available information related to 12 selected U.S. bank transactions announced since January 1, 2023 with announced deal values between $300 million and $750 million. Transactions where the acquired company had an LTM Core Return on Average Assets of less than 0.00% were excluded from the selected transactions.

The selected transactions were as follows:

Acquiror	Acquired Company

First Financial Bancorp

Commerce Bancshares, Inc.

Seacoast Banking Corporation of Florida

Eastern Bankshares, Inc.

FB Financial Corporation

Independent Bank Corp.

German American Bancorp, Inc.

Wintrust Financial Corporation

Old National Bancorp

Eastern Bankshares, Inc.

Burke & Herbert Financial Services Corp.

Atlantic Union Bankshares Corporation

Westfield Bancorp, Inc.

FineMark Holdings, Inc.

Villages Bancorporation, Inc.

HarborOne Bancorp, Inc.

Southern States Bancshares, Inc.

Enterprise Bancorp, Inc.

Heartland BancCorp

Macatawa Bank Corporation

CapStar Financial Holdings, Inc.

Cambridge Bancorp

Summit Financial Group, Inc.

American National Bankshares Inc.

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective transaction and then publicly available consensus “street estimates” for the acquired company at the announcement of the respective transaction:

•

Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•

Pay to Trade ratio (calculated as the price to tangible book value multiple paid in the respective transaction divided by the acquiror’s standalone closing stock price to tangible book value per share multiple);

•

Price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM earnings);

•

Price per common share to estimated EPS of the acquired company for the first full year after the announcement of the respective transaction, referred to as FWD EPS, in the 10 selected transactions in which FWD EPS for the acquired company was available at announcement; and

•	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium.

KBW also reviewed the price per common share paid for the acquired company for the 10 selected transactions involving publicly traded acquired companies as a premium/(discount) to the closing price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one-day market premium). The resulting transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied transaction value for the merger of $43.02 per share of Guaranty common stock and using historical financial information for Guaranty as of or for the 12 month-period ended March 31, 2025, Glacier’s estimated tangible book value per share as of March 31, 2025, Guaranty’s estimated 2026 EPS taken from publicly available consensus “street estimates” for Guaranty and the closing prices of Guaranty common stock and Glacier common stock on June 23, 2025.

The results of the analysis are set forth in the following table (excluding the impact of the LTM EPS multiple for one of the selected transactions, which was considered not meaningful because it was greater than 30.0x):

			Selected Transactions
	Glacier / Guaranty		25th Percentile		Median		Average		75th Percentile
Price / Tangible Book Value per Share	167%		115%		154%		146%		165%
Pay to Trade Ratio	0.77	x	0.84	x	0.90	x	0.92	x	1.00	x
Price / LTM EPS	14.7	x	10.8	x	12.9	x	13.3	x	16.1	x
Price / Forward EPS	12.5	x	11.3	x	11.7	x	12.1	x	14.7	x
Core Deposit Premium	9.5%		1.6%		6.3%		6.0%		8.2%
One-Day Market Premium	3.4%		16.7%		28.1%		32.3%		49.3%

No company or transaction used as a comparison in the above selected transaction analysis is identical to Guaranty or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Glacier and Guaranty to various pro forma balance sheet and income statement items and the combined market capitalization of the companies. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet data as of March 31, 2025 for Glacier (pro forma for the recent acquisition of Bank of Idaho Holding Company) provided by Glacier management and balance sheet data as of March 31, 2025 for Guaranty (as adjusted where noted below), (ii) publicly available consensus “street estimates” of Glacier and Guaranty, and (iii) market price information as of June 23, 2025. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Glacier shareholders and Guaranty shareholders in the combined company based on the 1.0000x exchange ratio as provided for in the merger agreement and also with the implied pro forma ownership percentages of Glacier shareholders and Guaranty shareholders in the combined company hypothetically assuming issuance of additional Glacier common shares, instead of payment of the estimated per share dividend consideration, for illustrative purposes:

	Glacier % of Total	Guaranty % of Total
Ownership:
Ownership at 1.0000x Fixed Exchange Ratio	91.2%	8.8%
Illustrative Ownership Assuming Additional Glacier Common Shares Issued Instead of Dividend	91.0%	9.0%
Market Information:
Pre-Deal Market Capitalization	91.3%	8.7%
Balance Sheet:
Assets	90.3%	9.7%
Gross Loans Held for Investment	89.7%	10.3%
Deposits	88.9%	11.1%
Tangible Common Equity	88.6%	11.4%
Tangible Common Equity Adjusted for Estimated Per Share Dividend Consideration	89.2%	10.8%
Adjusted Tangible Common Equity (March 31, 2025 FMV Marks)(1)	89.7%	10.3%
Income Statement:
2025 Estimated Earnings	87.1%	12.9%
2026 Estimated Earnings	89.8%	10.2%

(1)

Adjusted for payment of the estimated per share dividend consideration and also adjusted for after-tax fair value marks-to-market per Glacier’s and Guaranty’s respective Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2025.

Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Glacier and Guaranty. Using (i) closing balance sheet estimates assumed as of December 31, 2025 for Glacier based on publicly available consensus “street estimates” of Glacier and closing balance sheet estimates assumed as of December 31, 2025 for Guaranty based on publicly available consensus “street estimates” of Guaranty, as adjusted for the payment of the estimated per share dividend consideration, (ii) publicly available consensus EPS “street estimates” of Glacier and Guaranty, assumed long-term growth rates for Glacier provided by Glacier management and assumed long-term growth rates for Guaranty provided by Guaranty management, and (iii) pro forma assumptions (including, without limitation, the cost savings expected to result from the merger and certain purchase accounting and earnings adjustments and other merger-related adjustments and the restructuring charge assumed with respect thereto) provided by Glacier management, KBW analyzed the potential financial impact of the merger on certain projected financial results of Glacier. This analysis indicated the merger could be accretive to Glacier’s estimated 2026 and 2027 EPS and could be dilutive to Glacier’s estimated tangible book value per share at closing assumed as of December 31, 2025. Furthermore, the analysis indicated that, pro forma for the merger, each of Glacier’s tangible common equity to tangible assets ratio, Tier 1 Leverage Ratio, Common Equity Tier 1 Ratio, Tier 1 Capital Ratio and Total Risk-based Capital Ratio at closing assumed as of December 31, 2025 could be lower. For all of the above analysis, the actual results achieved by Glacier following the merger may vary from the projected results, and the variations may be material.

Glacier Dividend Discount Model Analysis. KBW performed a dividend discount model analysis of Glacier to estimate a range for the implied equity value of Glacier. In this analysis, KBW used publicly available consensus “street estimates” of Glacier and assumed long-term growth rates for Glacier provided by Glacier management and assumed discount rates ranging from 12.50% to 14.50%. The range of values was derived by adding (i) the present value of the estimated excess capital available for dividends that Glacier could generate over the period from March 31, 2025, through December 31, 2029 as a standalone company, and (ii) the present value of Glacier’s implied terminal value at the end of such period. KBW assumed that Glacier would maintain a tangible common equity to tangible asset ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Glacier, KBW applied a range of 15.0x to 19.0x Glacier’s estimated 2030 earnings. This dividend discount model analysis resulted in a range of implied values per share of Glacier common stock of $34.82 to $45.21.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Glacier or the pro forma combined company.

Guaranty Dividend Discount Model Analysis. KBW performed a dividend discount model analysis of Guaranty to estimate a range for the implied equity value of Guaranty. In this analysis, KBW used publicly available consensus “street estimates” of Guaranty and assumed long-term growth rates for Guaranty provided by Guaranty management and assumed discount rates ranging from 12.50% to 14.50%. The range of values was derived by adding (i) the present value of the estimated excess capital available for dividends that Guaranty could generate over the period from March 31, 2025 through December 31, 2029 as a standalone company, and (ii) the present value of Guaranty’s implied terminal value at the end of such period. KBW assumed that Guaranty would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Guaranty, KBW applied a range of 10.0x to 14.0x Guaranty’s estimated 2030 earnings. This dividend discount model analysis resulted in a range of implied values per share of Guaranty common stock of $32.78 to $43.38.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Guaranty.

Illustrative Pro Forma Combined Dividend Discount Model Analysis. KBW performed an illustrative dividend discount model analysis of the pro forma combined company. In this analysis, KBW used publicly available consensus “street estimates” of Glacier and Guaranty, assumed long-term growth rates for Glacier provided by Glacier management, assumed long-term growth rates for Guaranty provided by Guaranty management and pro forma assumptions (including, without limitation, the cost savings expected to result from the merger and certain purchase accounting and earnings adjustments and other merger-related adjustments and the restructuring charge assumed with respect thereto) provided by Glacier management, and KBW assumed discount rates ranging from 12.50% to 14.50%. An illustrative range for the implied equity value of the pro forma combined company was derived by adding (i) the present value of the implied future excess capital available for dividends that the pro forma combined company could generate over the period from December 31, 2025 through December 31, 2030, and (ii) the present value of the pro forma combined company’s implied terminal value at the end of such period, in each case applying the pro forma assumptions. KBW assumed that the pro forma combined company would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating implied terminal values of the pro forma combined company, KBW applied a range of 15.0x to 19.0x the pro forma combined company’s estimated 2031 earnings. This dividend discount model analysis resulted in an illustrative range of implied values for the 1.0000 Glacier common share to be received in the merger for each Guaranty common share, plus the estimated per share dividend consideration, of $38.66 to $49.62.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Guaranty, Glacier or the pro forma combined company.

Miscellaneous. KBW acted as financial advisor to Guaranty in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to existing sales and trading relationships between a KBW broker-dealer affiliate and each of Guaranty and Glacier), may from time to time purchase securities from, and sell securities to, Guaranty and Glacier. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Guaranty or Glacier for its and their own respective accounts and for the accounts of its and their respective customers and clients.

Pursuant to the KBW engagement agreement, Guaranty agreed to pay KBW a total cash fee which is currently estimated to be approximately $8.1 million, $650,000 of which became payable to KBW with the rendering of its opinion, and the balance of which is contingent upon the closing of the merger. Guaranty also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than in connection with the present engagement, KBW did not provide investment banking or financial advisory services to Guaranty during the two years preceding the date of its opinion. During the two years preceding the date of its opinion, KBW provided investment banking and financial advisory services to Glacier and received compensation for such services. KBW acted as the financial advisor to Glacier in connection with its April 2024 acquisition of Community Financial Group, Inc. KBW may in the future provide investment banking and financial advisory services to Guaranty or Glacier and receive compensation for such services.

THE MERGER

The following is a brief description of the material aspects of the merger. There are other aspects of the merger that are not discussed below but that are contained in the merger agreement. You are being asked to approve the merger agreement, and you are urged to read the merger agreement carefully. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated by reference into this proxy statement/prospectus and is attached to this proxy statement/prospectus as Appendix A.

Basic Terms of the Merger

The merger agreement provides for the merger of Guaranty with and into Glacier and, immediately thereafter, the merger of the Bank with and into Glacier Bank, Glacier’s wholly owned subsidiary.

In the merger, Guaranty shareholders will receive Glacier common shares for their Guaranty common shares, as described below. See “The Merger – Merger Consideration.”

The merger agreement is subject to a number of conditions that must be fulfilled in order to close. Those conditions include: approval by the shareholders of Guaranty, regulatory approvals, the continued accuracy of certain representations and warranties by both parties (subject to the materiality standards set forth in the merger agreement), and the performance by both parties of certain covenants and agreements. While Glacier and Guaranty believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See “The Merger -– Conditions to the Merger” and “ – Regulatory Requirements.”

Merger Consideration

As of the effective date of the merger, all outstanding Guaranty common shares (including each outstanding share of restricted stock) will be converted into the right to receive 1.0000 Glacier common share, subject to possible adjustment as set forth below.

The per share stock consideration will be subject to reduction if the GNTY Closing Capital, as determined in accordance with the merger agreement, is less than the Closing Capital Requirement. In such event, the per share stock consideration will be reduced on a per share basis by an amount, rounded to the nearest thousandth, determined by dividing the negative differential between the GNTY Closing Capital and the Closing Capital Requirement by the average daily closing price of Glacier common stock for the 20 trading days immediately preceding the tenth day immediately preceding the effective date of the merger, and dividing that result by the number of Guaranty common shares outstanding at the effective time of the merger. See “The Merger – Calculation of GNTY Closing Capital.”

If the GNTY Closing Capital is in excess of the Closing Capital Requirement, Guaranty may, prior to the merger, declare and pay a special dividend to its shareholders in the amount of such excess, after taking into account any equitable adjustment made to the terms of Guaranty Options. The per share amount of the special dividend will not exceed the quotient obtained by dividing such excess by the number of fully diluted Guaranty common shares outstanding as of the record date for the special dividend, including the number of shares issuable upon exercise of Guaranty Options outstanding as of such record date. See “The Merger – Treatment of Guaranty Equity Awards.”

Assuming for purposes of illustration only that the average closing price for Glacier common stock is $43.77 (which was the closing price of Glacier common stock on August 11, 2025) and no adjustments are made to the per share stock consideration, each of your Guaranty common shares would be exchanged for 1.0000 Glacier common share with a value equal to $43.77.

The value of Glacier common stock at the time of completion of the merger could be greater than, less than or the same as the value as of the date of this proxy statement/prospectus, and we urge you to obtain current market quotations on the NYSE. Any fluctuation in the market price of Glacier common stock will change the value of the shares of Glacier common stock that Guaranty shareholders will receive. Neither Glacier nor Guaranty is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Glacier or Guaranty common stock.

Calculation of GNTY Closing Capital

“GNTY Closing Capital” is defined in the merger agreement and is equal to an amount, estimated as of the closing of the merger, of Guaranty’s capital stock, surplus and retained earnings determined in accordance with GAAP on a consolidated basis, net of goodwill and other intangible assets, calculated in the same manner in which Guaranty’s consolidated tangible equity capital at March 31, 2025 was determined, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on Guaranty’s or the Bank’s balance sheet. GNTY Closing Capital will also reflect the change in the accumulated income or loss related to the fair value of Guaranty’s held-to-maturity securities as calculated in the same manner as the accumulated other comprehensive income or loss shown on the Bank’s balance sheet for available-for-sale securities.

The GNTY Closing Capital may be adjusted based on the estimated final amount of transaction-related expenses to be incurred by Guaranty, as determined and agreed upon between Guaranty and Glacier in accordance with the merger agreement. To the extent that such final transaction-related expenses do not equal $25,000,000, the amount of such difference, on an after-tax basis, will be reflected as a pro-forma adjustment to the GNTY Closing Capital, reducing or increasing, as the case may be, the GNTY Closing Capital.

Treatment of Guaranty Equity Awards

Under the terms of the merger agreement, holders of any Guaranty Options that may be exercised may provide notice of exercise of such Guaranty Options to Guaranty on or before the 30th calendar day prior to the effective date of the merger (the “option exercise notice deadline”). Holders of Guaranty Options who exercise such Guaranty Options prior to the option exercise notice deadline will receive Guaranty common shares in accordance with the terms of the exercised Guaranty Options, and such Guaranty common shares will be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement.

With respect to any Guaranty Options that remain outstanding and unexercised at the effective time, each such outstanding Guaranty Option, whether vested or unvested, will be assumed by Glacier and will become a Converted Option, with a right to purchase Glacier common shares on the same terms and conditions as are then in effect with respect to the respective Guaranty Option, except that (i) to the extent provided for in the applicable option award agreement, each Converted Option will be fully vested and exercisable immediately following the effective time, (ii) each Converted Option may only be exercised for Glacier common shares, and (iii) the number of Glacier common shares subject to, and the per-share exercise price of, each Converted Option will be adjusted based on the per share stock consideration.

In addition, the Guaranty Board may take any necessary actions to ensure that the terms of Guaranty Options outstanding on the record date for any special dividend declared and paid in accordance with the merger agreement are equitably adjusted to take into account the payment of any such special dividend. As such, the exercise price for each Guaranty Option then outstanding may be reduced by an amount not to exceed the per share amount of the special dividend.

With respect to any shares of restricted stock that remain outstanding at the effective time, each outstanding share of restricted stock under the Guaranty Stock Plan will automatically vest, and each resulting unrestricted

Guaranty common shares will automatically be converted into the right to receive the per share stock consideration and cash in lieu of fractional Guaranty common shares.

Fractional Shares

No fractional Glacier common shares will be issued to any holder of Guaranty common shares in the merger. For each fractional share that would otherwise be issued, Glacier will pay cash in an amount equal to the fraction multiplied by the Glacier average closing price calculated as provided in the merger agreement. No interest will be paid or accrued on cash payable in lieu of fractional Glacier common shares.

Effective Date of the Merger

Subject to the satisfaction or waiver of conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will be the date the merger becomes effective under the Montana Business Corporation Act (the “MBCA”) and the TBOC. Subject to the foregoing and the possible adjustment of the closing date as discussed under “—Closing Date” below, it is currently anticipated that the merger will be consummated during the fourth quarter of 2025.

Letter of Transmittal

Within five business days following the effective date of the merger, Glacier’s exchange agent will send a letter of transmittal or other customary form letter to each holder of record of Guaranty common shares. This mailing will contain instructions on how to provide evidence of ownership in exchange for the merger consideration that the holder is entitled to receive under the merger agreement.

Each Guaranty share certificate or uncertificated share will, from and after the effective date of the merger, be deemed to represent and evidence only the right to receive the merger consideration payable with respect to such certificate or uncertificated share. Guaranty shareholders who hold certificates evidencing their shares must provide properly completed and executed letters of transmittal in order to effect the exchange of their Guaranty common shares for (i) evidence of issuance in book entry form representing Glacier common shares, and (ii) a check representing the amount of cash in lieu of fractional shares, if any. Each uncertificated Guaranty share will automatically be converted into the merger consideration.

Lost, Stolen or Destroyed Certificates

If a certificate for Guaranty common shares has been lost, stolen or destroyed, the exchange agent will be authorized to issue or pay the holder’s merger consideration (and cash in lieu of fractional shares, if any), if the holder provides Glacier with (i) satisfactory evidence that the holder owns the Guaranty common shares and that the certificate is lost, stolen or destroyed, (ii) any affidavit or security Glacier’s exchange agent may require in accordance with its policies and procedures (including any bond that may be required by the exchange agent in accordance with its policies), and (iii) any reasonable additional assurances that Glacier or Glacier’s exchange agent may require.

Voting Agreement

Guaranty’s directors and certain executive officers (in their individual capacities as Guaranty shareholders) (each, a “Shareholder”) have entered into a Voting Agreement and Irrevocable Proxy with Glacier, Glacier Bank, Guaranty, and the Bank, dated June 24, 2025 (the “Voting Agreement”). Under the Voting Agreement, each Shareholder agrees, among other things, to vote all Guaranty common shares that he or she owns or controls in favor of approval of the merger agreement. The Voting Agreement also prohibits each Shareholder from selling, transferring, encumbering, or granting a proxy in respect of their shares prior to the termination of the Voting Agreement, subject to certain exceptions. As of the record date, the Shareholders under the Voting Agreement are collectively entitled to vote a total of 2,291,668 Guaranty common shares (including shares underlying unvested Guaranty restricted stock and Guaranty common shares held in the Guaranty KSOP), representing approximately 20.2% of all outstanding Guaranty common shares entitled to vote at the special meeting. The Voting Agreement also provides that each Shareholder will vote their shares in favor of any proposal to adjourn the special meeting if there are not sufficient votes to approve the merger agreement. Any such vote to adjourn, if necessary, would occur at the special meeting.

Dissenters’ Rights

Under the TBOC, Guaranty shareholders are not entitled to exercise any appraisal or dissenters’ rights in connection with any of the proposals being presented to them.

Conditions to the Merger

Completion of the merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the merger will be completed.

Certain customary conditions must be satisfied, or specified events must occur, before the parties will be obligated to complete the merger. Each party’s obligations under the merger agreement are conditioned on satisfaction by the other party of conditions applicable to them.

Additionally, either Glacier or Guaranty may terminate the merger if certain conditions applicable to the other party are not satisfied or waived. Those conditions are discussed below under “The Merger –Termination of the Merger Agreement.”

Either Glacier or Guaranty may waive any conditions applicable to its obligations, except those that are required by law (such as receipt of regulatory approvals and Guaranty shareholder approval). Either Glacier or Guaranty may also grant extended time to the other party to complete an obligation or condition.

Covenants

The merger agreement contains numerous agreements between the parties regarding the handling of various matters before the merger. These agreements include:

•

for Guaranty, a general obligation to conduct business in the ordinary course, consistent with past practice in compliance with applicable laws and to generally maintain and preserve intact its properties, business, management and compensation structure;

•

actions that Guaranty must refrain from taking, and certain actions that Guaranty must take, during the period between the date of the merger agreement and the closing with regard to a number of matters outside the ordinary course of business;

•	agreements by both parties to cooperate in the preparation and submission of proxy materials, regulatory applications and for Glacier to make certain filings and notices;

•

agreement by Guaranty to convene a shareholders’ meeting and submit the merger agreement for consideration at such meeting and, subject to certain limitations (described below under “No-Shop”/Board Recommendation Provisions), solicit approval of the merger agreement from its shareholders and recommend that shareholders approve the merger agreement;

•

agreements by the parties that they will provide notice to each other of certain events, including notice by either party of the occurrence of any event that could be expected to have a material adverse effect;

•

agreements by the parties to use commercially reasonably efforts to permit the consummation of the merger to occur as soon as reasonably practicable, subject to other terms and conditions of the merger agreement;

•

agreement by the parties to receive tax opinions from their respective outside legal counsels, dated as of the closing date of the merger, concluding that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•	agreement by Guaranty to take certain actions with respect to the termination of its unsecured revolving line of credit;

•	agreement by Guaranty to coordinate with Glacier to effect Glacier’s assumption of Guaranty’s outstanding subordinated debt and trust preferred securities upon closing; and

•	agreement by Guaranty to use commercially reasonable efforts to deliver to Glacier deeds for all owned real estate at or prior to closing.

“No-Shop”/Board Recommendation Provisions

The merger agreement provides that, as of the signing of the merger agreement, Guaranty and the Bank must cease any existing activities, discussions or negotiations with any parties with respect to a third-party acquisition proposal and, except as otherwise permitted under the merger agreement, Guaranty and the Bank may not, and must direct and use their best efforts to cause their directors, officers, employees, agents and representatives not to:

•	initiate, solicit or encourage or take any other action to facilitate inquiries or proposals regarding, or the making of any proposal or offer with respect to, a third-party acquisition;

•	engage in any negotiations or discussions with any person concerning a third-party acquisition;

•	provide any confidential information to any person in connection with any third-party acquisition; or

•	otherwise facilitate any effort or attempt to make or implement a third-party acquisition.

Notwithstanding the immediately preceding provision, before Guaranty’s shareholders approve the merger, if Guaranty receives a written unsolicited acquisition proposal and the Guaranty Board determines in good faith and after consultation with independent legal counsel that (a) the proposal constitutes or is reasonably expected to result in a superior proposal and (b) the board’s fiduciary duties require Guaranty to engage in negotiations with, provide confidential information to, or have any discussions with, a person in connection with such proposal, then Guaranty may do so to the extent the board determines that failure to take such actions would result in a breach of the directors’ fiduciary duties under applicable law. In such event, prior to providing any confidential information, Guaranty must enter into a confidentiality agreement with the person on terms at least as favorable to Guaranty as its confidentiality agreement with Glacier. Guaranty must notify Glacier of any unsolicited acquisition proposal it receives.

The merger agreement provides that the Guaranty Board will recommend approval of the merger agreement to Guaranty’s shareholders, and will not withdraw, modify or qualify its recommendation, unless Guaranty receives a superior proposal and the Guaranty Board determines, in good faith and after consultation with its legal counsel, that it would be inconsistent with its fiduciary duties not to withdraw, modify or qualify its recommendation.

Representations and Warranties

Guaranty and Glacier have made certain customary representations and warranties to each other in the merger agreement relating to their businesses. The representations and warranties contained in the merger agreement were made only for purposes of such agreement and are made as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed to by the parties, including being qualified by knowledge, materiality or disclosures between the parties. These representations and warranties may have been made to allocate risk between the parties to the merger agreement instead of establishing these matters as facts, and are likely to be subject to standards of materiality that differ from the standard of materiality that an investor may apply when reviewing statements of factual information.

Amendment of the Merger Agreement

The merger agreement may be amended upon authorization of the boards of directors of the parties, whether before or after the special meeting of the shareholders of Guaranty. To the extent permitted under applicable law, the parties may make any amendment or supplement without further approval of Guaranty shareholders. However, after Guaranty shareholder approval, any amendment that would change the form or reduce the amount of consideration that Guaranty shareholders will receive in the merger would require further approval from Guaranty shareholders.

Termination of the Merger Agreement

The merger agreement contains several provisions entitling either Glacier or Guaranty to terminate the merger agreement under certain circumstances. The following briefly describes these provisions:

Lapse of Time. If the merger has not been consummated on or before June 30, 2026, then at any time after that date, either Glacier or Guaranty may terminate the merger agreement and the merger if the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination; provided, however, if as of June 30, 2026, all required regulatory approvals have not been obtained, then the deadline for consummation of the merger will be extended to on or before September 30, 2026, if either Glacier or Guaranty notifies the other party in writing on or prior to June 30, 2026, of its election to extend such date.

Mutual Consent. The parties may terminate the merger agreement at any time before closing, whether before or after approval by Guaranty shareholders, by mutual consent if the board of directors of each party agrees to terminate by a majority vote of all of its members.

No Regulatory Approvals. Either party may terminate the merger agreement if the regulatory approvals required to be obtained are denied, or if any such approval is subject to a condition or requirement not normally imposed in such transactions that would deprive Glacier of the economic or business benefits of the merger in a manner that is material relative to the aggregate economic business benefits of the merger to Glacier, subject to certain rights granted in the merger agreement to appeal any denial of such regulatory approval.

Breach of Representation or Covenant. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement in a manner that would entitle the other party not to consummate the merger) if there has been a breach of any of the covenants or obligations set forth in the merger agreement by the other party, which is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 30 day period, subject to certain conditions.

Failure to Recommend or Obtain Shareholder Approval. Glacier may terminate the merger agreement if the Guaranty Board (i) fails to recommend to its shareholders approval of the merger, or (ii) modifies, withdraws or changes in a manner adverse to Glacier its recommendation to shareholders to approve the merger. Additionally, regardless of whether or not the Guaranty Board recommends approval of the merger to its shareholders, Glacier or Guaranty may terminate the merger agreement if Guaranty shareholders do not approve the merger.

Superior Proposal – Termination by Guaranty. Guaranty may terminate the merger agreement if the Guaranty Board determines in good faith that Guaranty has received a “Superior Proposal” (as defined in the merger agreement). This right is subject to the requirement that Guaranty may terminate the merger agreement only if Guaranty (i) has not materially breached its covenants regarding the initiation or solicitation of acquisition proposals from third parties and submission of the merger agreement to Guaranty shareholders; (ii) promptly following the delivery of such notice of termination to Glacier, Guaranty enters into a definitive acquisition agreement relating to such Superior Proposal, (iii) Guaranty has provided Glacier with at least ten days’ prior written notice (the “Notice Period”) that the Guaranty Board is prepared to accept a Superior Proposal and has given Glacier, if it so elects, an opportunity to amend the terms of the merger agreement during the Notice Period (and negotiated with Glacier in good faith with respect to such terms during the Notice Period) in such a manner as would enable the Guaranty Board to proceed with the merger without violating their fiduciary duties and (iv) simultaneously upon entering into such definitive acquisition agreement relating to the Superior Proposal, it delivers to Glacier the break-up fee described below.

Superior Proposal – Termination by Glacier. Glacier may terminate the merger agreement if an “Acquisition Event” (as defined in the merger agreement) will have occurred.

Break-Up Fee

If the merger agreement is terminated (i) by Glacier because the Guaranty Board fails to recommend shareholder approval of the merger agreement or modifies, withdraws or changes its recommendation in a manner adverse to Glacier; (ii) by Guaranty as described above in the section entitled “Superior Proposal – Termination by Guaranty”; or (iii) by Glacier because an Acquisition Event will have occurred, then Guaranty will immediately pay Glacier a break-up fee of $18,500,000.

In addition, if the merger agreement is terminated (i) by Glacier for Guaranty’s breach of specified covenants set forth in the merger agreement or (ii) by Glacier or Guaranty due to the merger agreement not being approved by the Guaranty shareholders, and within 18 months after any such termination, Guaranty or the Bank enters into an agreement for, or publicly announces its intention to engage in, an Acquisition Event, or an Acquisition Event occurs, then Guaranty will promptly following such entry, announcement, or occurrence pay Glacier the break-up fee of $18,500,000.

Allocation of Costs Upon Termination

If the merger agreement is terminated (except under circumstances that would require the payment of a break-up fee) Glacier and Guaranty will each pay their own out-of-pocket expenses incurred in connection with the transaction.

Material U.S. Federal Income Tax Consequences of the Merger

This section generally describes the anticipated material U.S. federal income tax consequences of the merger of Guaranty with and into Glacier, to (i) Guaranty and Glacier, and (ii) to U.S. holders (as defined below) of Guaranty common shares who exchange Guaranty common shares for Glacier common shares pursuant to the merger. The summary is based on the Code, applicable Treasury Regulations, judicial decisions and published administrative rulings and decisions, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. The summary does not address any tax consequences of the merger under state, local or foreign laws, or any federal laws other than those pertaining to income tax.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Guaranty common shares who for U.S. federal income tax purposes is:

•	an individual citizen or resident of the United States;

•

a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•

a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the control of all of its substantial decisions by one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds Guaranty common shares, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partnership holding Guaranty common shares, or a partner therein, you should consult your tax advisor about the consequences of the merger to you in light of your own circumstances.

This discussion addresses only those Guaranty shareholders that hold their Guaranty common shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address all the U.S. federal income tax consequences that may be relevant to particular Guaranty shareholders in light of their own circumstances or to Guaranty shareholders that are subject to special rules, including, without limitation:

•	banks and other financial institutions;

•	S corporations, grantor trusts, pass-through entities or investors in any of the foregoing;

•	insurance companies;

•	mutual funds;

•	controlled foreign corporations, passive foreign investment companies, or a personal holding company;

•	tax-exempt entities or organizations, including pension plans;

•	dealers or brokers in securities, commodities, or currencies;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons who hold Guaranty common shares as part of a straddle, hedge, constructive sale or conversion or other integrated transaction;

•	certain expatriates or former citizens or residents of the United States;

•	persons that have a functional currency other than the United States dollar;

•	retirement plans, individual retirement accounts, employee stock ownership plans, or other tax deferred accounts;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to Guaranty common shares being taken into account in an “applicable financial statement” (as defined in the Code);

•	regulated investment companies;

•	real estate investment trusts; and

•	shareholders who acquired their Guaranty common shares through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or non-U.S. tax consequences of the merger, nor does it address the 3.8% U.S. Medicare contribution surtax.

Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation. You should consult with your own tax advisor as to the specific tax consequences of the merger to you in light of your own circumstances, including the applicability and effect of any state, local, foreign and other tax laws and of possible changes in applicable tax laws after the date of this proxy statement/prospectus.

Tax Consequences of the Merger Generally.

It is a condition to the respective obligations of Glacier and Guaranty to complete the merger that each party will obtain from its counsel an opinion dated as of the date of closing to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The opinions will assume that the merger will be completed according to the terms of the merger agreement and that the parties will report the transaction in a manner consistent with the opinion. The opinions will rely on the facts as stated in the merger agreement, the Registration Statement on Form S-4 (of which this proxy statement/prospectus is a part) and certain other documents. The opinions will be based on facts and representations contained in representation letters provided by Glacier and Guaranty to be delivered at the time of closing and based on customary factual assumptions. If any fact, assumption or representation upon which either such opinion is based is or becomes inaccurate, the accuracy of such opinion and the U.S. federal income tax consequences of the merger could be adversely affected. The opinions will be based on statutory, regulatory and judicial authority existing as of the date of the opinion, any of which may be changed at any time with retroactive effect. An opinion of counsel represents such counsel’s best legal judgement, but the opinion is not binding on the IRS or the courts.

Neither Glacier nor Guaranty has requested and neither intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below or any of the tax consequences described in the opinions. Accordingly, each Guaranty shareholder should consult their tax advisor with respect to the particular tax consequences of the merger to such holder in light of its own circumstances.

The following discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

U.S. Federal Income Tax Consequences to Glacier and Guaranty.

Neither Glacier nor Guaranty will recognize any gain or loss for U.S. federal income tax purposes as a result of the merger.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Guaranty Common Shares.

The tax consequences of the merger to U.S. holders of Guaranty common shares will be as follows (except with respect to any cash received instead of fractional share interests in Glacier common shares, as discussed in the section entitled “Cash Received Instead of a Fractional Glacier Common Share”):

•	U.S. holders of Guaranty common shares generally will not recognize gain or loss on the exchange of Guaranty common shares for Glacier common shares in connection with the merger;

•

A Guaranty shareholder’s aggregate basis in the Glacier common shares received in the merger (including any fractional share deemed received and exchanged for cash, as described below) generally will be equal to such U.S. holder’s aggregate basis in the Guaranty common shares surrendered in exchange therefor; and

•	The holding period of Glacier common shares received in an exchange for Guaranty common shares will include the holding period of the Guaranty common shares for which it is exchanged.

If a U.S. holder of Guaranty common shares acquired different blocks of Guaranty common shares at different times or at different prices, any gain or loss will be determined separately with respect to each block of

Guaranty common shares and such holder’s basis and holding period in their Glacier common shares may be determined with reference to each block of Guaranty common shares. Any such holders should consult their tax advisors regarding the manner in which Glacier common shares received in the exchange should be allocated among different blocks of Guaranty common shares and with respect to identifying the bases or holding periods of the particular Glacier common shares received in the merger.

Cash Received Instead of a Fractional Glacier Common Share.

A holder of Guaranty common shares who receives cash instead of a fractional Glacier common share will generally be treated as having received the fractional share pursuant to the merger and then as having that fractional Glacier common share redeemed for cash. The deemed redemption will generally be treated as a sale or exchange and, as a result, a holder of Guaranty common shares will generally recognize gain or loss equal to the difference between the amount of cash received in lieu of the fractional share and the basis in their fractional share interest. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares (including the holding period of Guaranty common shares surrendered therefor) is greater than one year. The deductibility of capital losses is subject to limitations. If a holder of Guaranty common shares also actually (or constructively through the ownership of certain related parties) owns Glacier common shares, other than by reason of the merger, the receipt of cash in lieu of a fractional share could be treated as a dividend. Because the possibility of dividend treatment depends primarily upon each U.S. holder’s particular circumstances, including the application of certain constructive ownership rules, U.S. holders of Guaranty common shares should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances and the potential treatment of cash received in lieu of a fractional share as a dividend.

Payment of Special Distribution.

Under the merger agreement, if the GNTY Closing Capital is in excess of the Closing Capital Requirement prior to the closing of the merger, Guaranty may in its discretion declare and pay a special distribution in the amount of such excess to holders of its common shares as of the record date for the special distribution, after taking into account any equitable adjustment made to the terms of Guaranty Options, without regard to whether such holders continue to hold any Guaranty common shares through the closing of the merger and surrender their Guaranty common shares and receive Glacier common shares in exchange therefor. While the issue is not free from doubt, Guaranty intends to treat that special distribution as a distribution in respect of Guaranty common shares, rather than as cash consideration paid to Guaranty shareholders in connection with the merger. Nonetheless, there is a risk that the IRS could take a contrary position, and that the courts could affirm such a contrary position, and Guaranty cannot assure shareholders that its intended treatment will be upheld.

If, in accordance with Guaranty’s intended treatment, the special distribution is treated as a separate distribution with respect to Guaranty common shares, it will be treated as a dividend to the extent of Guaranty’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. A dividend from Glacier could be treated as a “qualified dividend” and, as such, taxed at the same rates applicable to long-term capital gains so long as the requisite holding period is met. Any remaining amount of such distribution in excess of Guaranty’s current and accumulated earnings and profits would be treated as a return of capital to the extent of a U.S. holder’s adjusted tax basis in its Guaranty common shares and thereafter as capital gain. Any such capital gain would constitute long-term capital gain if such U.S. holder has held (or is treated as having held) its Guaranty common shares for more than one year as of the date of the distribution. Long-term capital gain of non-corporate taxpayers, including individuals, is generally taxed at preferential rates. If Guaranty’s intended treatment is not upheld, the U.S. federal income tax consequences of the merger could be materially different from those described in this proxy statement/prospectus. In such case, U.S. holders of Guaranty common shares should consult their own tax advisors regarding the tax consequences of the special distribution to their particular circumstances.

Backup Withholding and Information Reporting.

In general, information reporting requirements may apply to cash payments, if any, made to a U.S. holder of Guaranty common shares in connection with the merger, unless an exemption applies. Payments of cash made to a U.S. holder of Guaranty common shares may, under certain circumstances, be subject to backup withholding at a current rate of 24%, unless such holder (i) provides proof of an applicable exemption satisfactory to Glacier and the exchange agent or (ii) furnishes its taxpayer identification number, certifies that it is not subject to backup withholding, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from cash payments made to a U.S. holder of Guaranty common shares under the backup withholding rules are not additional tax and will be allowed as a refund or credit against such holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

U.S. holders of Guaranty common shares who receive Glacier common shares as a result of the merger are required to retain permanent records and make such records available to any authorized IRS officers and employees. The records should include the number of Guaranty common shares exchanged, the number of Glacier common shares received, the fair market value and tax basis of the Guaranty common shares exchanged and the U.S. holder’s tax basis in the Glacier common shares received.

If a U.S. holder that receives Glacier common shares in the merger is considered a “significant holder,” such U.S. holder would be required (1) to file a statement with its U.S. federal income tax return in accordance with Treasury Regulation Section 1.368-3 providing certain facts pertinent to the merger, including such U.S. holder’s tax basis in, and the fair market value of, the Guaranty common shares surrendered by such U.S. holder in the merger (determined immediately before the merger), the names and employer identification numbers of Guaranty and Glacier and the date of the merger and (2) to retain permanent records of these facts relating to the merger. A “significant holder” is any Guaranty shareholder that, immediately before the merger, (1) owned at least 5% (by vote or value) of the outstanding Guaranty common shares, or (2) owned Guaranty securities with a tax basis of $1.0 million or more.

The preceding discussion is intended only as a summary of the material U.S. federal income tax consequences of the merger to U.S. holders of Guaranty common shares. It is not a complete analysis or discussion of all potential tax effects that may be important to you. It is for general information purposes only and is not intended to be, and does not constitute, tax advice. Thus, you are strongly encouraged to consult your own tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of U.S. federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Accounting Treatment of the Merger

The acquisition of Guaranty will be accounted for using the acquisition method of accounting by Glacier under GAAP. Accordingly, using the acquisition method of accounting, the assets and liabilities of Guaranty will be recorded by Glacier at their respective fair values at the time of the merger. The excess of Glacier’s purchase price over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed will be recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of Guaranty will be included in Glacier’s consolidated statement of operations after the date of the merger. The identifiable intangible assets with finite lives, other than goodwill, will be amortized against the combined company’s earnings following completion of the merger. The fair value adjustments will be recognized in the consolidated statement of operations after the date of the merger over the estimated lives of the respective assets and liabilities.

Conduct Pending the Merger

The merger agreement provides that, until the merger is effective, Guaranty and the Bank will conduct their respective business only in the ordinary and usual course. In that regard, the merger agreement provides that, unless Glacier otherwise consents in writing, and except as required by applicable regulatory authorities, Guaranty will refrain from engaging in, and will not permit any of its subsidiaries to engage in, specified significant activities. Additionally, the parties have agreed that Guaranty and the Bank will use commercially reasonable efforts to effect the sale and disposition of the Bank’s trust department and trust assets prior to the date of closing.

Bank Management and Operations After the Merger

Immediately following the merger of Guaranty with and into Glacier, the Bank will be merged with and into Glacier Bank. The former branches of the Bank will operate as a newly-established division of Glacier and Glacier Bank to be known as “Guaranty Bank & Trust, Division of Glacier Bank”) (the “Division”).

Employees and Employee Benefit Plans

The merger agreement provides that Glacier’s and Glacier Bank’s current personnel policies will apply to any employees of Guaranty or the Bank who remain employed following the closing of the merger. Such employees will be eligible to participate in all of the benefit plans of Glacier and/or Glacier Bank that are generally available to similarly situated employees of Glacier and/or Glacier Bank. From the effective date of the merger until the first anniversary thereof, Glacier will use commercially reasonable efforts to, or will use commercially reasonable efforts to cause its affiliates to, provide to each retained employee monetary base compensation that is substantially similar to that provided by Guaranty or the Bank to such retained employee as of immediately prior to the closing.

Current employees’ prior service with Guaranty and/or the Bank, as applicable, will constitute prior service with Glacier or Glacier Bank for all purposes with respect to employee benefit plans. Any current employees of Guaranty or the Bank who are not entitled to severance, change in control, or other payments at or in connection with the closing of the merger and are not offered a position by Glacier or retained by Glacier Bank for at least one year following the closing of the merger will receive severance payments in accordance with Glacier Bank’s severance policy in effect at the closing of the merger based on the number of such employee’s years of prior service with Guaranty and the Bank, as applicable, at the expense of Glacier.

Certain benefit and compensation plans, including the Guaranty KSOP will be terminated in connection with the merger. Prior to the closing of the merger, Guaranty will adopt an amendment to the Guaranty KSOP that provide that: (a) the plan will be terminated at least one day prior to the closing of the merger, (b) immediately prior to such termination, the plan shall be in compliance in all material respects with all applicable laws, (c) no new participants shall be admitted to the plan after the termination, (d) the accounts of participants in the plan shall be fully vested and 100 percent non-forfeitable upon such termination, and (e) the plan shall permit the entire balance of a participant’s account to be distributable as soon as reasonably practicable following the effective date of the merger.

Interests of Guaranty Directors and Executive Officers in the Merger

Certain members of the Guaranty Board and the Bank’s Board of Directors and Guaranty’s and the Bank’s executive management may be deemed to have interests in the merger that are in addition to their interests as shareholders of Guaranty generally. The Guaranty Board was aware of these interests and considered them, among other things, in approving the merger agreement and recommending that it be approved by shareholders.

Change in Control Payments Under Existing Agreements with Guaranty

Guaranty and the Bank previously entered into employment agreements with its executive officers that provide for benefits and compensation payable in connection with a change in control of Guaranty, including: (1) an employment agreement with Tyson T. Abston, Chairman of the Board and Chief Executive Officer of

Guaranty and the Bank, dated March 15, 2019 (the “Abston Agreement”); (2) an employment agreement with Shalene Jacobson, Senior Executive Vice President and Chief Financial Officer of Guaranty and the Bank, dated May 20, 2020 (the “Jacobson Agreement”); (3) an employment agreement with Travis Brown, Senior Executive Vice President and Chief Lending Officer of the Bank, dated August 2, 2021 (the “Brown Agreement”); (4) an employment agreement with Harold E. Lower, II, Senior Executive Vice President of the Bank, dated September 21, 2020 (the “Lower Agreement”); (5) an employment agreement with Kirk L. Lee, President of Guaranty and Vice Chairman of the Board and Chief Credit Officer of the Bank, dated March 15, 2019 (the “Lee Agreement”); (6) an employment agreement with Lisa S. Gallerano, Executive Vice President and General Counsel of the Bank, dated September 7, 2021 (the “Gallerano Agreement”); and (7) an employment agreement with Anthony C. Roberts, Executive Vice President and Chief Deposit & Retail Officer of the Bank, dated September 21, 2020 (the “Roberts Agreement”).

Existing Employment Agreements. The existing employment agreements contain change in control provisions under which, and subject to certain time periods and conditions precedent, the executive would be entitled to receive a lump-sum payment in an amount equal to 1.5 times (or, under the Abston Agreement, 2.99 times) the executive’s average annual Form W-2 compensation over the preceding three years (less any W-2 income received by the executive for (i) with respect to executives other than Ms. Jacobson, Ms. Gallerano or Mr. Brown, restricted stock grants provided for under their employment agreement, or (ii) with respect to Ms. Jacobson, for any stock awards), if either (a) the executive remains employed by the Bank (or its successor) for 12 months following the change in control, or (b) the executive terminates employment for Good Reason or the Bank terminates the executive’s employment (other than for Cause) (as such terms are defined in the existing employment agreements), within 12 months after a change in control. In general, a change in control occurs when: (i) any person or group acquires 51% or more of the outstanding stock or voting securities of Guaranty or the Bank; or (ii) consummation of a reorganization, merger or consolidation or similar transaction involving Guaranty or the Bank, or a sale or other disposition of all or substantially all of the assets of Guaranty or the Bank.

The Jacobson Agreement, the Brown Agreement, the Lower Agreement, the Lee Agreement, the Gallerano Agreement and the Roberts Agreement are each being amended by the Amendments to Employment Agreement described below. The Abston Agreement is being superseded in its entirety by the Abston Glacier Agreement and Post-Closing Payment Agreement described below. Glacier Bank has also entered into an employment agreement with Robert “Robin” Sharp, Executive Vice President and Chief Risk Officer of the Bank, as described below.

Post-Closing Payment Agreement with Tyson T. Abston

Concurrently with the execution of the merger agreement, Tyson T. Abston entered into a post-closing payment agreement (the “Post-Closing Payment Agreement”) with Guaranty, the Bank, Glacier and Glacier Bank. Pursuant to the Post-Closing Payment Agreement, within 10 days of the first anniversary of the effective date of the merger (the “Payment Trigger Date”), provided Mr. Abston has remained employed with the Bank through the effective date and with Glacier Bank through the Payment Trigger Date, Glacier Bank will pay to Mr. Abston a lump-sum cash amount equal to the total of $3,060,000, less applicable tax withholdings, in full satisfaction of the payment obligations of Guaranty and the Bank under the Abston Agreement, with such payment amount subject to reduction if such payment, together with any other payments or rights to which Mr. Abston may be entitled to receive from Guaranty, the Bank, Glacier, or Glacier Bank, or any of their affiliates, would constitute an “excess parachute payment” (as defined in Section 280G(b)(2) of the Code) to the extent necessary to ensure that no portion of such payments will be subject to the excise tax imposed by Section 4999 of the Code.

Employment Agreement with Tyson T. Abston

Glacier Bank has entered into an employment agreement with Mr. Abston as of June 24, 2025 (the “Abston Glacier Agreement”), pursuant to which Mr. Abston will serve as President and Chief Executive Officer of the

Division. The Abston Glacier Agreement is effective and conditioned upon the closing of the merger and continues until December 31, 2028. The Abston Glacier Agreement provides for Mr. Abston to receive an annualized base salary for the remainder of the 2025 calendar year equal to the remaining portion of Mr. Abston’s current base salary at the Bank, which is $707,885. Thereafter, Mr. Abston will receive an annualized base salary of $707,900 for calendar years 2026 and 2027, and $729,137 for calendar year 2028.

Mr. Abston will also be eligible to receive an initial retention bonus of $545,000 to be paid not later than December 31, 2026, and a subsequent retention bonus of $120,000 to be paid not later than December 31, 2027, in each case less required payroll tax withholdings and in each case provided that Mr. Abston remains employed with Glacier Bank through the applicable payment date.

In consideration of Mr. Abston’s agreement to certain covenants not to compete or solicit customers or employees for a period of two years following the end of the term of the Abston Glacier Agreement, Mr. Abston will receive total payments in the amount of $300,000, which will be payable in two equal installments of $150,000, with the first installment payable on the later of the effective date or January 15, 2026, and the second installment payable on January 15, 2027. These amounts will be payable to Mr. Abston regardless of whether his employment with Glacier Bank ends before the date of payment.

Mr. Abston will also receive a restricted stock unit (“RSU”) award under Glacier’s 2025 Stock Incentive Plan (the “Glacier 2025 Plan”), on or before the later of December 15, 2025, or 30 days after the effective date of the merger, with a grant date value of $600,000. The RSU award will vest in three equal annual installments following a one-year initial hold period. In the event of Mr. Abston’s termination of employment from Glacier Bank for any reason except death or disability, the right to any unvested portion of the RSU award will be forfeited. In the event of Mr. Abston’s death or disability (as defined in the Glacier 2025 Plan), unvested portions of the RSU award will vest immediately.

Mr. Abston will be eligible to participate in Glacier Bank’s applicable long- and short- term incentive plans, deferred compensation arrangements, and 401(k) profit-sharing plans. Mr. Abston will also be entitled to participate in any group life insurance, disability, medical, dental, vision, health and accident insurance plans, and any other employee fringe benefit plans that Glacier or Glacier Bank may have in effect from time to time for its similarly situated employees. Mr. Abston will also continue to participate in the Bank’s executive supplemental income plan, which is being assumed by Glacier Bank although there will be no new participants added to the plan after the date of the merger agreement.

If Mr. Abston’s employment is terminated for Cause or he terminates his employment without Good Reason (each as defined in the Abston Glacier Agreement), Glacier Bank will pay him the earned portion of his annualized base salary, accrued but unused paid time off, and reimbursable expenses incurred through the date of termination.

If Mr. Abston’s employment is terminated without Cause or he terminates his employment for Good Reason, contingent upon his execution of a release of claims and his continued compliance with the non-competition provisions of the Abston Glacier Agreement, Glacier Bank will pay Mr. Abston, in addition to the restrictive covenant payments outlined above if remaining due, an amount equal to the greater of (i) the amount of annualized base salary remaining to be paid during the term of the Abston Glacier Agreement, or (ii) an amount equal to one times Mr. Abston’s base salary, payable in equal monthly installments over a period of one year.

The Abston Glacier Agreement provides that, during Mr. Abston’s employment and for a period of two years after the term of the Abston Glacier Agreement, Mr. Abston will not (i) hold the same or substantially similar position of employment, provide the same or similar services, or have substantially similar responsibilities, with a competitor of Glacier Bank, within 150 miles of any branch or facility where Glacier Bank conducts business; (ii) solicit, recruit or entice, or attempt to solicit, recruit or entice, any employee of Glacier or Glacier Bank to terminate his employment with Glacier or Glacier Bank, or any other person or entity to terminate, cancel, rescind or revoke its business or contractual relationships with Glacier or Glacier Bank; or (iii) solicit or attempt to solicit, divert, or take away from Glacier Bank or Glacier any person or entity that is a current customer of Glacier Bank or Glacier or to whom Mr. Abston, directly or indirectly, provided services, contracted with, or solicited business on behalf of Glacier Bank or Glacier within 12 months prior to the termination of Mr. Abston’s employment.

Employment Agreement with Robert “Robin” Sharp

Glacier Bank has entered into an employment agreement with Mr. Sharp as of June 25, 2025 (the “Sharp Agreement”), pursuant to which Mr. Sharp will serve as Executive Vice President Chief Risk Officer of the Division. The Sharp Agreement is effective upon (and conditioned upon) the closing of the merger, continues for three years after the closing date and will automatically renew for one-year successive renewal terms unless 30 days’ prior notice is given by either party. The Sharp Agreement provides for Mr. Sharp to receive an annualized base salary equal to the annualized base salary Mr. Sharp received from the Bank as of the closing date of the merger, subject to annual increases based on merit as determined by Glacier Bank. The current base salary for Mr. Sharp is $230,000. Pursuant to the Sharp Agreement, Mr. Sharp will serve as Executive Vice President and Chief Risk Officer of the Division.

Pursuant to the Sharp Agreement, Mr. Sharp will also be eligible to receive a retention bonus in the aggregate amount of $50,000, to be paid no later than December 31, 2028 (the “Retention Payment Date”), provided he remains employed by Glacier Bank through the Retention Payment Date.

In addition, the Sharp Agreement provides that Glacier will grant RSU awards under the Glacier 2025 Plan to Mr. Sharp, provided that, if the executive’s employment terminates for any reason prior to the grant date, no RSU awards will be made and any further right to receive an award will be forfeited. Pursuant to the Sharp Agreement, Mr. Sharp will receive, within the later of 30 days of the closing of the merger or December 31, 2025, two RSU awards with a grant date value of $66,000 and $92,000, respectively, with the first award to vest in three equal installments following a one-year initial hold period and the second award to vest in full in a single installment on the third anniversary of the grant date.

Under the Sharp Agreement, Mr. Sharp will be eligible to participate in Glacier Bank’s and/or Glacier’s applicable executive bonus plans for similarly situated executives. Mr. Sharp will also be entitled to participate in any group life insurance, disability, medical, dental, vision, health and accident insurance plans, profit sharing and pension plans, and in other employee fringe programs that Glacier or Glacier Bank may have in effect from time to time for its similarly situated employees. Additionally, Mr. Sharp will continue to participate in the Bank’s executive supplemental income plan in accordance with its terms and the terms of his individual award agreement.

If the employment of Mr. Sharp is terminated without Cause or Mr. Sharp terminates his employment for Good Reason, contingent upon the executive’s execution of a release of claims, Glacier Bank will pay Mr. Sharp a severance payment in an amount equal to the sum of Mr. Sharp’s base salary then in effect, plus the highest annual cash bonus that Mr. Sharp received in any of the three calendar years prior to the date of termination (the “Severance Amount”), provided that if the termination occurs during the original three-year term of the Sharp Agreement, the severance payment will be equal to the greater of the Severance Amount or the Severance Amount multiplied by a fraction the numerator of which is the number of days remaining in the original three-year term and the denominator of which is 365, with the effect being that Mr. Sharp’s severance pay is increased if he is terminated without Cause or if he terminates his employment for Good Reason in the first two years of his original term.

The Sharp Agreement provides that, during Mr. Sharp’s employment and for a period of one year after the term of the Sharp Agreement, Mr. Sharp will not (i) hold the same or substantially similar position of employment, provide the same or similar services, or have substantially similar responsibilities, with a competitor of Glacier Bank, within any county in which Glacier Bank or any affiliate of Glacier Bank maintains or has taken material steps to maintain a banking center, loan production office, deposit production office or other banking office, or any county immediately contiguous thereto; (ii) solicit, recruit or entice, or attempt to solicit, recruit or entice, any employee of Glacier or Glacier Bank to terminate his employment with Glacier or Glacier Bank, or any other person or entity to terminate, cancel, rescind or revoke its business or contractual relationships with Glacier or Glacier Bank; or (iii) solicit or attempt to solicit, divert, or take away from Glacier Bank or Glacier any person or entity that is a current customer of Glacier Bank or Glacier or to whom Mr. Sharp, directly or indirectly, provided services, contracted with, or solicited business on behalf of Glacier Bank or Glacier within 12 months prior to the termination of Mr. Sharp’s employment.

Amendments to Executive Employment Agreements

Glacier Bank has entered into amendments to the existing employment agreements with each of Mr. Lee (the “Lee Amendment”), Mr. Lower (the “Lower Amendment”), Mr. Brown (the “Brown Amendment”) and Mr. Roberts (the “Roberts Amendment” and collectively the “Executive Amendments”), regarding employment of each executive by Glacier Bank following the merger. The Executive Amendments are effective upon (and conditioned upon) the closing of the merger, continue for three years after the closing date and will automatically renew for one-year successive renewal terms unless 30 days’ prior notice is given by either party. The Executive Amendments provide for each executive to receive an annualized base salary equal to the annualized base salary each executive received from the Bank as of the closing date of the merger, subject to annual increases based on merit as determined by Glacier Bank. The current base salary for Mr. Lee, Mr. Lower, Mr. Brown and Mr. Roberts is $405,600, $297,250, $325,000 and $210,000, respectively. Pursuant to their respective Executive Amendments, Mr. Lee will serve as Chief Credit Officer of the Division, Mr. Lower will serve as Senior Executive Vice President of the Division, Mr. Brown will serve as Senior Executive Vice President and Chief Lending Officer of the Division, and Mr. Roberts will serve as Executive Vice President Chief Deposit and Retail Officer of the Division.

Pursuant to the respective Executive Amendments, each of Mr. Lee, Mr. Lower, Mr. Brown and Mr. Roberts will also be eligible to receive a retention bonus in the aggregate amount of $50,000, $20,000, $30,000, and $20,000, respectively, to be paid no later than the Retention Payment Date for Mr. Lower, Mr. Brown and Mr. Roberts and no later than December 31, 2026 for Mr. Lee, provided the executive remains employed by Glacier Bank through the applicable payment date.

In addition, the Executive Amendments provide that Glacier will grant RSU awards under the Glacier 2025 Plan to each of Mr. Lee, Mr. Lower, Mr. Brown, and Mr. Roberts, provided that, if the executive’s employment terminates for any reason prior to the grant date, no RSU awards will be made and any further right to receive an award will be forfeited. Pursuant to the Lee Amendment, Mr. Lee will receive, within the later of 30 days of the closing of the merger or December 31, 2025, an RSU award with a grant date value of $75,000, which will vest in full on the first anniversary of the grant date. Pursuant to the Lower Amendment, Mr. Lower will receive, within the later of 30 days of the closing of the merger or December 31, 2025, two RSU awards with a grant date value of $60,000 and $130,000, respectively, with the first award to vest in three equal installments following a one-year initial hold period and the second award to vest in full in a single installment on the third anniversary of the grant date. Pursuant to the Brown Amendment, Mr. Brown will receive, within the later of 30 days of the closing of the merger or December 31, 2025, two RSU awards with a grant date value of $120,000 and $130,000, respectively, with the first award to vest in three equal installments following a one-year initial hold period and the second award to vest in full in a single installment on the third anniversary of the grant date. Pursuant to the Roberts Amendment, Mr. Roberts will receive, within the later of 30 days of the closing of the merger or December 31, 2025, an RSU award with a grant date value of $84,000, which will vest in full in a single installment on the third anniversary of the grant date.

The Executive Amendments also provide for change in control payments if Mr. Lee, Mr. Lower, Mr. Brown, and Mr. Roberts, respectively, remain employed through the first anniversary of the closing of the merger, or if employment is terminated either by Glacier Bank (other than for Cause) or by the executive for Good Reason (each as defined in the applicable employment agreement). The respective Executive Amendments provide for lump sum payments, less applicable tax withholding, calculated in accordance with the existing employment agreements, as follows; $821,537.74 for Mr. Lee; $579,295.59 for Mr. Lower; $533,154.79 for Mr. Brown; and $358,489.70 for Mr. Roberts.

Under the Executive Amendments, Mr. Lee, Mr. Lower, Mr. Brown, and Mr. Roberts will each be eligible to participate in Glacier Bank’s and/or Glacier’s applicable executive bonus plans for similarly situated executives. They will also be entitled to participate in any group life insurance, disability, medical, dental, vision, health and accident insurance plans, profit sharing and pension plans, and in other employee fringe programs that Glacier or Glacier Bank may have in effect from time to time for its similarly situated employees. Additionally, if the executive participates in the Bank’s executive supplemental income plan as of the date of the applicable Executive Amendment, the executive may continue to participate in such a plan in accordance with its terms. Each of Mr. Lee, Mr. Lower, Mr. Brown, and Mr. Roberts is a current participant in the Bank’s executive supplemental income plan.

If the employment of Mr. Lee, Mr. Lower, Mr. Brown, or Mr. Roberts is terminated without Cause or the executive terminates his employment for Good Reason, contingent upon the executive’s execution of a release of claims, Glacier Bank will pay the executive a severance payment in an amount equal to the sum of the executive’s base salary then in effect, plus the Severance Amount, provided that if the termination occurs during the original three-year term of the Executive Amendment, the severance payment will be equal to the greater of the Severance Amount or the Severance Amount multiplied by a fraction the numerator of which is the number of days remaining in the original three-year term and the denominator of which is 365, with the effect being that the executive’s severance pay is increased if he is terminated without Cause or the executive terminates his employment for Good Reason in the first two years of his original term.

The Executive Amendments provide that during Mr. Lee, Mr. Lower, Mr. Brown, and Mr. Roberts’ employment, as applicable, and for one year after termination of employment, they will not compete with Glacier or Glacier Bank in the financial services industry within counties in which the Division has an office, or any contiguous counties.

The Executive Amendments further provide that during each executive’s employment and for a period of one year after termination of employment, each of Mr. Lee, Mr. Lower, Mr. Brown and Mr. Roberts will not, directly or indirectly, (i) induce, influence, solicit, encourage or advise any of Glacier Bank’s executive, officers, employees, contractors, or agents, with whom the executive had contract within the 12 months immediately preceding the termination of the executive’s employment, to terminate their relationship with Glacier Bank, or (ii) solicit, divert, or take away or provide assistance to any person for the purpose of soliciting, diverting, taking away or doing banking business with, any of the customers, clients, or patrons of Glacier Bank existing as of the date of termination of the executive’s services with Glacier Bank and with whom the executive has done business, performed services for or on behalf of within the 12 month period preceding the executive’s termination of services with Glacier Bank, or about whom the executive has certain proprietary information.

Amendments to Employment Agreement (Transitional Executives)

Glacier Bank has entered into an amendment to the Jacobson Agreement with Ms. Jacobson (the “Jacobson Amendment”) and an amendment to the Gallerano Agreement with Ms. Gallerano (together with the Jacobson Amendment, the “Transitional Executive Amendments,” and Ms. Jacobson and Ms. Gallerano are each referred to as a “Transitional Executive”). The Transitional Executive Amendments are effective and conditioned upon the closing of the merger and the continued employment of the Transitional Executive by Guaranty and/or the Bank as of the effective date of the merger. The Transitional Executive Amendments provide for each Transitional Executive to serve as an employee of Glacier Bank following the closing of the merger and until the last day of the month that is 60 days following the conversion of the Bank’s banking and information systems to those of Glacier Bank (the final day of such period, the “Retention Date”). During such period, Ms. Jacobson will be paid for continuing to serve as Chief Financial Officer of the Division based on her annualized base salary with the Bank as of the closing date of the merger, which is currently $325,000, and Ms. Gallerano will be paid for continuing to serve as General Counsel of the Division based on her annualized base salary with the Bank as of the closing date of the merger, which is currently $295,260, except for any calendar year during the term during which Ms. Gallerano works less than the entire 12 months will be prorated accordingly. Additionally, each Transitional Executive will continue to receive a $1,250 per month automobile allowance and will be eligible to participate in any group life insurance, disability, medical, dental, vision, health and accident insurance plans, pension plans, and in other employee fringe programs that Glacier or Glacier Bank may have in effect from time to time for its similarly situated employees. Ms. Jacobson will also be eligible to participate in the profit sharing plan of Glacier through the date of termination of her employment with Glacier Bank. If a Transitional Executive participates in the Bank’s executive supplemental income plan as of the effective date of the Transitional Executive Amendment, she may continue to participate in the plan. Each Transitional Executive is a current participant in the Bank’s executive supplemental income plan.

The Transitional Executive Amendments provide that if the Transitional Executive remains employed through the Retention Date or her employment is terminated either by Glacier Bank (other than for Cause) or by the Transitional Executive for Good Reason (each as defined in the applicable Transitional Executive Amendment), the Transitional executive will receive a lump sum payment, less applicable tax withholding, in the amount of (i) with respect to Ms. Jacobson, $423,134.78, or (ii) with respect to Ms. Gallerano, $389,782.99, which is the amount of the change in control benefit provided for under the Transitional Executives’ respective existing employment agreement.

The Transitional Executive Amendments further provide that during the Transitional Executive’s employment and for a period of one year after termination of employment, the Transitional Executive will not, directly or indirectly, (i) induce, influence, solicit, encourage or advise any of Glacier Bank’s executive, officers, employees, contractors, or agents, with whom the Transitional Executive had contract within the, with respect to Ms. Jacobson, 24 months, and with respect to Ms. Gallerano, 12 months, immediately preceding the termination of the Transitional Executive’s employment, to terminate their relationship with Glacier Bank, or (ii) solicit, divert, or take away or provide assistance to any person for the purpose of soliciting, diverting, taking away or doing banking business with, any of the customers, clients, or patrons of Glacier Bank existing as of the date of termination of the Transitional Executive’s services with Glacier Bank and with whom the Transitional Executive has done business, performed services for or on behalf of within, with respect to Ms. Jacobson, the 24 month period, and with respect to Ms. Gallerano, the 12 month period, preceding the Transitional Executive’s termination of services with Glacier Bank, or about whom the Transitional Executive has certain proprietary information.

Cash Transaction Bonuses

Guaranty paid Mr. Sharp a cash transaction bonus of $100,000 upon his entry into the Sharp Agreement. Under the merger agreement, Guaranty has the right, but not the obligation, to pay Ms. Jacobson and Mr. Lee, cash transaction bonuses of up to $150,000 and $200,000, respectively.

Guaranty KSOP Accelerated Vesting

Executive officers of Guaranty and the Bank are participants in the Guaranty KSOP. The Guaranty KSOP is being terminated in conjunction with the closing of the merger and, as a result, the accounts of participants in the plan, to the extent they are not already vested, shall fully vest and be 100 percent non-forfeitable, and the Guaranty KSOP shall permit the entire balance of a participant’s account to be distributable as soon as reasonably practicable following the effective date of the merger. As of the date of this proxy statement/prospectus, the accounts of all executive officers of Guaranty and the Bank in the Guaranty KSOP are fully vested.

Accelerated Vesting of Options and Restricted Stock, as applicable

Certain executive officers of Guaranty have previously received Guaranty Options and shares of restricted stock that vest over time. Any Guaranty Options that remain outstanding and unexercised at the effective time, whether vested or unvested, will be assumed by Glacier and will become a Converted Option, with a right to purchase Glacier common shares on the same terms and conditions as are then in effect with respect to the respective Guaranty Option, except that (i) to the extent provided for in the applicable option award agreement, each Converted Option will be fully vested and exercisable immediately following the effective time, (ii) each Converted Option may only be exercised for Glacier common shares, and (iii) the number of Glacier common shares subject to, and the per-share exercise price of, each Converted Option will be adjusted based on the per share stock consideration. Immediately prior to the closing of the merger, each outstanding share of restricted stock will vest, and each resulting unrestricted Guaranty common shares will automatically be converted into the right to receive the per share stock consideration and cash in lieu of fractional shares. The following table sets forth, as of June 30, 2025, the aggregate number of Guaranty Options and shares of restricted stock held by each of Guaranty’s executive officers, plus an approximation of the value that each of them may become entitled to receive in connection with the accelerated vesting of their Guaranty Options and restricted stock, assuming continued employment or service through the completion of the merger, that the completion of the merger occurs on October 1, 2025, and that the per share cash equivalent at the effective time of the merger is $43.01 (which represents the average closing price of a Guaranty common share over the first five business days following the first public announcement of the merger on June 24, 2025):

Name	Number of Guaranty Options Subject to Acceleration (#)		Number of Shares of Restricted Stock Subject to Acceleration (#)	Value ($)
Tyson T. Abston	—		—	—
W. Travis Brown	2,800	(1)	615.00	61,823
Lisa Gallerano	2,000	(2)	434.00	37,686
Shalene A. Jacobson	4,000	(3)	3,156.00	185,780
Kirk L. Lee	—		—	—
Harold E. Lower, II	5,800	(4)	1,318.00	139,259
A. Craig Roberts	2,800	(5)	1,077.33	83,488
Robert P. Sharp	—		314.67	13,534

(1)	Consists of 1,000 Guaranty Options with an exercise price of $33.09 and 1,800 Guaranty Options with an exercise price of $28.87.
(2)	Consists of 2,000 Guaranty Options with an exercise price of $33.50.
(3)	Consists of 4,000 Guaranty Options with an exercise price of $30.50.
(4)	Consists of 1,800 Guaranty Options with an exercise price of $28.87 and 4,000 Guaranty Options with an exercise price of $28.73.
(5)	Consists of 1,600 Guaranty Options with an exercise price of $30.50 and 1,200 Guaranty Options with an exercise price of $28.73.

Stock Ownership

As of the record date, Guaranty directors, executive officers and their related entities beneficially owned 2,291,668 Guaranty common shares (including shares underlying unvested Guaranty restricted stock and Guaranty common shares held in the Guaranty KSOP). Guaranty directors and executive officers will receive the same consideration in the merger for their shares as will other Guaranty shareholders.

Indemnification of Directors and Officers; Insurance

The merger agreement provides that Glacier will, for a period of six years following the closing of the merger, indemnify the present and former directors and officers of Guaranty and the Bank against liabilities or costs that may arise in the future, incurred in connection with claims or actions arising out of or pertaining to matters that existed or occurred prior to the effective date of the merger. The scope of this indemnification will be to the fullest extent that such persons would have been entitled to indemnification under applicable law, Guaranty’s certificate of formation or the Bank’s certificate of formation or Guaranty’s bylaws or the Bank’s bylaws, as applicable.

The merger agreement also provides that Glacier will purchase, at the sole cost and expense of Guaranty and with Guaranty’s cooperation, a six-year “tail” policy for Guaranty’s current directors’ and officers’ liability insurance with respect to claims arising from facts or events that occurred before the effective date of the merger, provided that the premiums for such policy shall not exceed 250 percent of the current annualized premiums.

Interests of Directors Combined

In conjunction with the merger agreement, members of the Guaranty Board executed the voting agreement to vote their respective beneficially owned shares in favor of the merger and also executed non-competition, non-solicitation, and confidentiality agreements as described below. As of the closing date of the merger, members of the Guaranty Board and the board of directors of the Bank will resign from those boards, although many are expected to serve on an advisory board for the Division.

Merger-Related Compensation for Guaranty’s Named Executive Officers

The information set forth in the following table is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each of Guaranty’s named executive officers that is based on, or otherwise relates to, the merger, which we refer to in this section as merger-related compensation. The merger-related compensation payable to these individuals is the subject of the advisory (non-binding) vote of Guaranty’s shareholders, as described above in the section entitled “Special Meeting Proposals—Proposal 2: Advisory (Non-Binding) Proposal to Approve Merger-Related Named Executive Officer Compensation.”

The following table sets forth the amount of payments and benefits that each of Guaranty’s named executive officers would receive in connection with the merger on a pre-tax basis, assuming:

•	the anticipated effective date of the merger is October 1, 2025, which is the assumed date of the closing solely for purposes of the disclosure in this section;

•

a per share price as of the effective time of the merger of $43.01 (the “Assumed Guaranty Stock Price”), which represents the average closing price of a Guaranty common share over the first five business days following the first public announcement of the merger on June 24, 2025;

•	each of Guaranty’s named executive officers is terminated without cause immediately following the closing of the merger; and

•	base salary rates and equity award holdings remain unchanged from those in effect as of June 30, 2025, excluding any dividends or dividend equivalents.

This table does not include the value of benefits in which the named executive officers are vested without regard to the occurrence of a change in control. In addition, consistent with SEC guidance, the amounts below do not reflect amounts payable pursuant to the employment agreements between the named executive officers and Glacier Bank (other than initial retention bonuses and initial RSU grants) that become effective upon the closing of the merger. The amounts shown below are estimates based on multiple assumptions that may or may not actually occur, and as a result of the foregoing assumptions, the actual amounts to be received by a named executive officer may differ materially from the amounts shown below. All dollar amounts have been rounded to the nearest whole dollar.

Golden Parachute Compensation Table
Named Executive Officer	Cash ($)(1),(2)	Equity ($)(3)	Other ($)(4),(5)	Total ($)
Tyson T. Abston	2,300,000	—	4,655,000	6,955,000
Shalene A. Jacobson	150,000	185,780	423,135	758,914
Kirk L. Lee	2,236,400	—	946,538	3,182,938
Harold E. Lower, II	1,377,389	139,259	789,296	2,305,944
W. Travis Brown	1,250,112	61,823	813,155	2,125,090

(1)

Cash Severance. Amounts shown in this column include the cash severance payable to the named executive officers (other than Ms. Jacobson) under the terms of their employment agreements with Glacier Bank upon their termination, either by Glacier Bank (other than for Cause) or by the applicable named executive officer for Good Reason, immediately following the closing of the merger. These cash severance payments are described above in the section captioned “Interests of Guaranty Directors and Executive Officers in the Merger”. The amounts in this column would be considered “double trigger” amounts.

(2)

Transaction Bonuses for Certain Named Executive Officers. Guaranty, in its sole discretion, may pay cash transaction bonuses to Ms. Jacobson and Mr. Lee in the maximum amounts of $150,000 and $200,000, respectively, upon consummation of the merger. The amounts shown in this column assume that Guaranty exercises its discretion to pay the maximum transaction bonus amounts. The amounts in this column, if paid by Guaranty, would be considered “single trigger” amounts.

(3)

Accelerated Vesting of Restricted Stock and Stock Options. Immediately prior to the effective time of the merger, each outstanding and unvested Guaranty Option and share of restricted stock held by a named executive officer of Guaranty will vest and, in the case of a Guaranty Option, become exercisable. Each such share of restricted stock will then receive the same consideration for these shares as other shareholders of Guaranty in connection with the merger. Each such Guaranty Option will be assumed by Glacier and will become a Converted Option. The value of the acceleration of the named executive officer’s shares of restricted stock is calculated by multiplying the applicable number of shares of restricted stock subject to accelerated vesting by the Assumed Guaranty Stock Price. The value of the acceleration of the named executive officer’s Guaranty Options is calculated by multiplying the applicable number of option shares subject to accelerated vesting by the amount (which shall not be less than zero) equal to the Assumed Guaranty Stock Price minus the exercise price of the Guaranty Option. The amounts in this column are considered “single trigger” amounts.

(4)

Other – Tyson T. Abston. The amount shown for Mr. Abston consists of: (a) the lump-sum cash payment in the amount of $3,060,000 to which Mr. Abston is entitled pursuant to the Post-Closing Payment Agreement (as described above in the section captioned “Interests of Guaranty Directors and Executive Officers in the Merger—Post-Closing Payment Agreement with Tyson T. Abston”), which amount is in full satisfaction of the payment obligations of Guaranty and the Bank under the Abston Agreement; (b) the retention bonuses totaling $695,000 payable to Mr. Abston pursuant to the Abston Glacier Agreement, assuming Mr. Abston remains continuously employed through the applicable payment date; (c) the payment of $300,000 in consideration of Mr. Abston’s agreement to certain covenants not to compete or solicit customers for a period of two years following the end of the term of the Abston Glacier Agreement; and (d) an initial award of restricted stock units with a grant date fair value of $600,000 granted pursuant to the Abston Glacier Agreement, assuming Mr. Abston remains continuously employed through the dates that such restricted stock units fully vest. The amounts described in this footnote (4) are further described above in the section captioned “Interests of Guaranty Directors and Executive Officers in the Merger – Employment Agreement with Tyson T. Abston”. Each of these amounts for Mr. Abston is considered a “single trigger” amount.
(5)	Other – Other Named Executive Officers.

(i)

In the case of Ms. Jacobson, the amount shown in this column consists solely of her $423,134.78 retention bonus, assuming that she remains continuously employed through the Retention Date or is earlier terminated, either by Glacier Bank (other than for Cause) or Ms. Jacobson resigns for Good Reason (as described above in the section captioned “Interests of Guaranty Directors and Executive Officers in the Merger – Amendments to Employment Agreement (Transitional Executives)”). Ms. Jacobson’s retention bonus is considered a “single trigger” amount.

(ii)

For Messrs. Lee, Lower and Brown, the amounts shown in this column consist of: (a) the retention bonuses payable pursuant to their employment agreements (as amended by the Executive Amendments), in the amounts of $50,000 (Mr. Lee), $20,000 (Mr. Lower) and $30,000 (Mr. Brown), assuming they each remain continuously employed through the Retention Payment Date; (b) the change in control payments payable pursuant to their employment agreements (as amended by the Executive Amendments), in the amounts of $821,537.74 (Mr. Lee), $579,295.59 (Mr. Lower) and $533,154.79 (Mr. Brown), assuming they each remain continuously employed through the first anniversary of the closing date of the merger or they are earlier terminated, either by Glacier Bank (other than for Cause) or due to their resignations for Good Reason; (c) awards of restricted stock units with a grant date fair value of $75,000 (Mr. Lee), $190,000 (Mr. Lower), and $250,000 (Mr. Brown), assuming that each remains continuously employed through the dates that such restricted stock units fully vest. The foregoing payments are each as described above in the section captioned “Interests of Guaranty Directors and Executive Officers in the Merger – Amendments to Executive Employment Agreement”. Each of these amounts is considered a “single trigger” amount.

Public Trading Markets

Glacier common stock is listed on the NYSE under the symbol “GBCI.” Guaranty common stock is also listed on the NYSE under the symbol “GNTY.” Upon completion of the merger, Guaranty common stock will be delisted from the NYSE and thereafter will be deregistered under the Exchange Act.

Glacier Directors and Executive Officers

Each of the directors and executive officers of Glacier and Glacier Bank prior to the merger will remain the directors and officers of Glacier and Glacier Bank following the completion of the merger.

Additional Agreements

Voting Agreement

As described above under “—Voting Agreement,” each of the directors and certain executive officers of Guaranty have entered into the Voting Agreement. Pursuant to the Voting Agreement, each signing person agrees to vote the Guaranty common shares that they are entitled to vote and that they own or control in favor of approval of the merger agreement.

Non-Competition, Non-Solicitation, and Confidentiality Agreement

Certain directors of Guaranty and the Bank (each, a “Director”) have entered into a Non-Competition, Non-Solicitation, and Confidentiality Agreement with Glacier, Glacier Bank, Guaranty, and the Bank, dated June 24, 2025 (the “Non-Competition Agreement”). The Non-Competition Agreement establishes certain obligations of each Director not to compete with Glacier or Glacier Bank for a specified amount of time following the merger. Except under certain limited circumstances, the Non-Competition Agreement prohibits each Director from becoming involved in any depository, financial, or lending institution, wealth management company, or trust company, or any holding company thereof, which operates in any material respect within a certain geographic area. The Non-Competition Agreement also generally prohibits each Director from soliciting Glacier’s or Glacier Bank’s employees, customers, business partners, or joint venturers. For each Director, the term of the Non-Competition Agreement commences upon the effective date of the merger and continues until the later to occur of (i) two (2) years after the effective date of the merger, or (ii) if applicable, one (1) year after the termination of any service by such Director as a post-merger member of the advisory board for the Division. Certain carve-outs have been made for certain Directors due to special circumstances and their current involvement in certain organizations. Nothing in the Non-Competition Agreement prevents a Director from becoming involved with a financial institution that has no material operations in the covered geographic area, and it further provides that a Director may request in advance and in writing that Glacier waive the restrictions set forth in the Non-Competition Agreement with respect to a particular proposed activity with a competing business.

Regulatory Requirements

Closing of the merger is subject to approval or waiver by (or notice sent to) the appropriate banking regulatory authorities, including the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, the Commissioner of the Montana Division of Banking and Financial Institutions, the Texas Department of Banking, and the Office of the Comptroller of the Currency. The U.S. Department of Justice is able to provide input during this approval process as appropriate to analyze, and in some cases challenge, the merger on antitrust grounds. Glacier and Guaranty have filed or will file all required applications and waiver requests to obtain the regulatory approvals and waivers or non-objections necessary to consummate the merger. Glacier and Guaranty cannot predict whether the required regulatory approvals and waivers or non-objections will be obtained, when they will be received or whether they will be subject to any conditions.

INFORMATION CONCERNING GLACIER

Glacier Bancorp

49 Commons Loop

Kalispell, Montana 59901

Telephone: (406) 756-4200

Glacier is a Montana corporation and a registered bank holding company under the BHC Act. It was incorporated in 2004 as a successor corporation to the Delaware corporation originally incorporated in 1990 and is the bank holding company of Glacier Bank. Glacier Bank is a Montana state-chartered bank, which commenced operations in 1991 and is regulated primarily by the Montana Division of Banking and Financial Institutions and the Federal Deposit Insurance Corporation. Glacier Bank has 247 locations, consisting of 206 branches and 41 loan or administration offices within 8 states including Montana, Idaho, Utah, Washington, Wyoming, Colorado, Arizona and Nevada.

Glacier Bank offers a wide range of banking products and services, including: retail banking; business banking; real estate, commercial, agriculture and consumer loans; and mortgage origination and loan servicing. Glacier Bank serves individuals, small to medium-sized businesses, community organizations and public entities.

As of June 30, 2025, Glacier had total assets of approximately $29.0 billion, total net loans receivable of approximately $18.3 billion, total deposits of approximately $21.6 billion and approximately $3.5 billion in shareholders’ equity.

Glacier common stock is traded on the NYSE under the ticker symbol “GBCI”.

For more information about Glacier, please visit its website at www.glacierbancorp.com. The information provided on Glacier’s website (other than documents that have been expressly incorporated by reference) is not part of, or incorporated by reference into, this proxy statement/prospectus. Additional information about Glacier and Glacier Bank may be found in the documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

INFORMATION CONCERNING GUARANTY

Guaranty Bancshares, Inc.

16475 Dallas Parkway, Suite 600

Addison, Texas 75001

Attention: Corporate Secretary

Telephone: (888) 572-9881

Guaranty is a Texas registered bank holding company organized in 1990. Guaranty operates its business activities primarily through the Bank, its wholly-owned banking subsidiary, which is a national banking association, which was originally chartered as a Texas state banking association in 1913, and converted its charter to a national banking association in 2012. The Bank is regulated primarily by the Office of the Comptroller of the Currency and its deposit accounts are insured by the Federal Deposit Insurance Corporation. The Bank’s principal office is located in Mount Pleasant, Texas and the Bank maintains branch offices in the following Texas locations: Addison, Austin, Georgetown (two locations), Bogata, Bryan, College Station (two locations), Commerce, Conroe, Dallas, Denton (two locations), Fort Worth, Hallsville, Houston (two locations), Katy, Lakeway, Longview, Mount Pleasant (two locations), Mount Vernon, New Boston, Paris (two locations), Pittsburg, Rockwall, Royse City, Sulphur Springs, and Texarkana (three locations).

The Bank offers a variety of loans, including commercial lines of credit, working capital loans, commercial real estate-backed loans (including loans secured by owner occupied commercial properties), term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, real estate construction loans, homebuilder loans, letters of credit and other loan products to small- and medium-sized businesses, real estate developers, manufacturing and industrial companies and other businesses. The Bank also offers various consumer loans to individuals and professionals including residential real estate loans, home equity loans, installment loans, unsecured and secured personal lines of credit, and standby letters of credit.

The Bank’s deposits serve as the primary funding source for lending, investing and other general banking purposes. The Bank provides a full range of deposit products and services, including a variety of checking and savings accounts, certificates of deposit, money market accounts, debit cards, remote deposit capture, online banking, mobile banking, e-Statements, bank-by-mail and direct deposit services. The Bank also offers business accounts and cash management services, including business checking and savings accounts and treasury management services.

As of June 30, 2025, Guaranty had total assets of $3.1 billion, total loans of $2.1 billion, total deposits of $2.7 billion and total equity of $331.8 million.

Guaranty common stock is traded on the NYSE under the ticker symbol “GNTY”.

For more information about Guaranty, please visit its website at www.gnty.com. The information provided on Guaranty’s website (other than documents that have been expressly incorporated by reference) is not part of, or incorporated by reference into, this proxy statement/prospectus. Additional information about Guaranty and the Bank may be found in the documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

DESCRIPTION OF GLACIER’S CAPITAL STOCK

Glacier’s authorized capital stock consists of 234,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier Board is authorized, without further shareholder action, to issue shares of preferred stock with such designations, preferences and rights as the Glacier Board may determine.

Glacier common stock is listed for trading on the NYSE under the symbol “GBCI.”

Glacier’s shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. Each share of Glacier common stock has the same relative rights and is identical in all respects to every other share of Glacier common stock. If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities.

For additional information concerning Glacier’s capital stock, see “Comparison of Certain Rights of Holders of Glacier and Guaranty Common Shares” below.

COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF

GLACIER AND GUARANTY COMMON SHARES

Montana law, Glacier’s articles and Glacier’s bylaws govern the rights of Glacier’s shareholders and will govern the rights of Guaranty’s shareholders, who will become shareholders of Glacier as a result of the merger. The rights of Guaranty’s shareholders are currently governed by Texas law, Guaranty’s certificate of formation and Guaranty’s bylaws. The following is a brief summary of certain differences between the rights of Glacier and Guaranty shareholders. This summary is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified by the documents referenced and the laws of Montana and Texas. See also “Where You Can Find More Information.”

	Glacier	Guaranty
Authorized Capital Stock	Under Glacier’s articles, Glacier’s authorized capital stock consists of 234,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of serial preferred stock, $0.01 par value per share. No shares of preferred stock are currently outstanding.	Guaranty’s certificate of formation authorizes the issuance of up to 50,000,000 shares of common stock, par value $1.00 per share, and 15,000,000 shares of preferred stock, par value $5.00 per share. No shares of preferred stock are currently outstanding.

Common Stock	As of the record date, there were 118,552,698 Glacier common shares issued and outstanding, in addition to 289,186 shares of unvested restricted stock awards and 2,365 outstanding stock options under Glacier’s employee and director equity compensation plans.	As of the record date, there were 11,347,666 Guaranty common shares issued and outstanding, in addition to 8,234 shares of unvested restricted stock grants and 336,580 outstanding stock options under Guaranty’s employee and director equity compensation plans.

Preferred Stock	As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier Board is authorized, without further shareholder action, to issue shares of preferred stock with such designations, preferences and rights as the Glacier Board may determine.	The Guaranty Board is authorized to provide for the issuance of preferred stock in one or more classes or series and to fix the rights, designations and preferences related thereto. No shares of preferred stock are outstanding.

Dividend Rights	Dividends may be paid on Glacier common shares as and when declared by the Glacier Board out of funds legally available for the payment of dividends. The Glacier Board may issue preferred stock that is entitled to such dividend rights as the Glacier Board may determine, including priority over the common stock in the payment of dividends. The ability of Glacier to pay dividends depends on the amount of dividends paid to it by its subsidiaries, and is also limited under state and federal laws and regulations applicable to banks and bank holding companies.	Dividends may be paid on Guaranty common shares as and when declared by the Guaranty Board out of funds legally available for the payment of dividends. The Guaranty Board may issue preferred stock that is entitled to such dividend rights as the Guaranty Board may determine, including priority over the common stock in the payment of dividends. The ability of Guaranty to pay dividends depends on the amount of dividends paid to it by its subsidiaries, and is also limited under state and federal laws and regulations applicable to banks and bank holding companies.

	Glacier	Guaranty

Voting Rights; Quorum

All voting rights are currently vested in the holders of Glacier common stock, with each share being entitled to one vote.

Glacier has issued shares of restricted stock pursuant to its equity compensation plans, which do not have voting rights prior to vesting.

Glacier’s bylaws provide that each share entitled to vote is entitled to one vote on each matter submitted to a vote at a meeting of shareholders. Glacier’s articles and bylaws each provide that shareholders do not have cumulative voting rights in the election of directors. If a quorum exists, other than in the election of directors, the votes of a majority in interest of those present is sufficient to transact business, unless Glacier’s articles, bylaws or the MBCA require a greater number of affirmative votes. Subject to any exceptions in the MBCA, a quorum consists of shareholders representing, either in person or by proxy, a majority of the outstanding capital stock entitled to vote.

All voting rights are currently vested in the holders of Guaranty common stock, with each share being entitled to one vote.

Guaranty has issued shares of restricted stock pursuant to its equity compensation plans, which are entitled to one vote, regardless of vesting.

Each share entitled to vote is entitled to one vote on each matter submitted to a vote at a meeting of shareholders and Guaranty’s certificate of formation prohibits cumulative voting. At each meeting of the shareholders at which a quorum is present or represented, all corporate actions to be taken by vote of the shareholders shall be authorized by a majority of the votes cast by the shareholders entitled to vote thereon, present in person or represented by proxy, and where a separate vote by class is required, a majority of the votes cast by the shareholders of such class, present in person or represented by proxy, shall be the act of such class, unless, in each case, as otherwise required by law and except as otherwise provided in Guaranty’s certification of formation (including, without limitation, the voting requirement for election of directors) or Guaranty’s bylaws. Except as required by law or by Guaranty’s certificate of formation, the holders of a majority of the votes entitled to be cast by the shareholders entitled to vote, which if any vote is to be taken by classes shall mean the holders of a majority or the votes entitled to be cast by the shareholders of each such class, represented in person or by proxy, shall constitute a quorum at meetings of shareholders of Guaranty.

Preemptive Rights	Glacier’s shareholders do not have preemptive rights to subscribe to any additional securities that may be issued.	Holders of Guaranty common stock are not entitled to preemptive rights with respect to any shares that may be issued.

Liquidation Rights	If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s	If Guaranty is liquidated, the holders of Guaranty common stock are entitled to share, on a pro rata basis, Guaranty’s

	Glacier	Guaranty
	remaining assets after provision for liabilities. The Glacier Board is authorized to determine the liquidation rights of any preferred stock that may be issued.	remaining assets after provision for liabilities. The Guaranty Board is authorized to determine the liquidation rights of any preferred stock that may be issued.

Assessments	All outstanding Glacier common shares are, and the shares to be issued in the merger will be, fully paid and nonassessable.	All outstanding Guaranty common shares are fully paid and nonassessable.

Amendment of Articles/Certificate of Formation and Bylaws

The MBCA authorizes a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation. Other amendments to a corporation’s articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment.

The Glacier Board may, by a majority vote, amend Glacier’s bylaws. Glacier’s bylaws also may be amended by the holders of a majority of votes cast at an annual or special meeting of shareholders.

Under Texas law, a corporation’s certificate of formation may be amended by the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote on the amendment, and, if entitled to vote by class or series of shares, by the holders of two-thirds of the outstanding shares of each class or series entitled to vote on the amendment, unless a different number, not less than a majority of shares entitled to vote on the matter or class or series entitled to vote on the matter, is specified in the corporation’s certificate of formation.

Under Texas law, unless a corporation’s certificate of formation or a bylaw adopted by the shareholders provides otherwise, a corporation’s shareholders may amend the bylaws regardless of whether they may also be amended by the board of directors.

Guaranty’s certificate of formation provides that the bylaws of Guaranty may be adopted, repealed, altered or amended by the affirmative vote of at least two-thirds of the holders of voting stock, voting as a single class at a meeting of the shareholders called for that purpose. Guaranty’s bylaws provide that the bylaws of Guaranty may be adopted, repealed, altered or amended by a majority of the entire Guaranty Board at any meeting thereof, provided that such proposed action in respect thereof shall be stated in the notice of such meeting.

Special Meetings	Per Glacier’s bylaws, special meetings of the shareholders may be called at any time by the chairman of the Glacier	Guaranty’s certificate of formation provides that unless otherwise required by law, special meetings of the

	Glacier	Guaranty
	Board, Glacier’s president or a majority of the Glacier Board, and must be called by Glacier’s chairman, president or secretary upon the written request of Glacier shareholders holding at least 10% of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.	shareholders for any purpose may be called by (i) the chairman of the Guaranty Board, Chief Executive Officer or President, (ii) the Secretary or Assistant Secretary at the written request of either (a) the majority of the Guaranty Board or (b) the holders of at least 50% of the corporation’s outstanding capital stock entitled to vote in the election of directors.

Shareholder Action by Written Consent	Glacier’s bylaws provide that any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a written consent setting forth the action to be taken is given by all of the shareholders entitled to vote on the action.

Under Texas law, shareholders may act without a meeting if a written consent is signed by all of the shareholders entitled to vote on the matter, unless the corporation’s certificate of formation allows less than unanimous consent (but not less that the number of votes necessary to take the action at the meeting).

Guaranty’s certificate of formation provides that any action that may be taken at an annual or special meeting may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by every holder of shares entitled to vote at such meeting.

Board of Directors – Number of Directors	Glacier’s articles provide that the number of directors may not be less than 7 or more than 17. The Glacier Board currently consists of 10 members, all of whom serve annual terms.	Guaranty’s certificate of formation provides for three classes of directors and each class shall consist as nearly as possible to one third of the total number of directors serving on the Guaranty Board. Except for the initial term of two classes of such directors, the directors shall be elected to a three year term. The elections of the directors shall be staggered such that one class of directors will be elected in each year. The number and class of directors shall be fixed from time to time by the affirmative vote of a majority of the entire Board of Directors. The Guaranty Board currently consists of 10 members.

Board of Directors – Election and Removal	Glacier directors are elected by a plurality vote of the votes cast by the shares entitled to vote at a meeting at which a quorum is present. Subject to rights of any class or series of stock	Each director shall be elected by the vote of a majority of the votes cast by the holders of shares entitled to vote at any meeting for the election of directors at which a quorum is present, provided that

	Glacier	Guaranty
having preference as to dividends or upon liquidation to elect directors, directors may only be removed for cause at a shareholder meeting called expressly for that purpose.

if the number of director nominees exceeds the number of directors to be elected at such a meeting, the directors shall be elected by a plurality of the votes cast by the holders of shares entitled to vote at such meeting at which a quorum is present. No cumulative voting is permitted for the election of directors pursuant to Guaranty’s certificate of formation.

Guaranty’s certificate of formation provides that subject to the right of holders of a class of stock having the right to elect a director solely by the holders of that class, any director may be removed only (i) for cause and (ii) by the affirmative vote of the holders of a majority of the combined voting power of the outstanding stock entitled to vote in the election of directors, voting together as a single class.

Guaranty’s certificate of formation provides that any change to the number of directors, and any increase or decrease therein, is to be apportioned among the classes so as to maintain the representation of one third of the directors in each class.

Board of Directors - Vacancies	If a vacancy (including any vacancy created by reason of an increase in the number of directors) occurs on the Glacier Board, Glacier’s articles provide that such vacancy may be filled by a majority vote of the directors then in office, whether or not a quorum is present, or by a sole remaining director. A director elected to fill a vacancy shall hold office until the next annual meeting of shareholders and until such director’s successor shall have been elected and qualified.	Guaranty’s certificate of formation also provides that any vacancy on the Guaranty Board occurring between the annual meetings of shareholders, including up to two newly created directorships may be filled by election at an annual or special meeting of the shareholders called for that purpose or by a majority of the Guaranty Board then in office (even if less than quorum). Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

Bank Board of Directors	The Montana Bank Act provides that at least one-third of the board of directors of a regional banking organization must be residents of Montana. Glacier Bank’s board of directors, which consists of the same 10 members who serve on the	The Texas Finance Code does not have a residency requirement for directors.

	Glacier	Guaranty
Glacier Board, currently consists of five directors who are residents of Montana.

Shareholder Nomination of Directors

The Glacier bylaws provide that, subject to the rights of holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, any shareholder entitled to vote in the election may nominate persons for election as a director. The nominating shareholder must provide proper notice to Glacier’s secretary no later than 120 days prior to the anniversary date of the mailing of proxy materials by Glacier in connection with the immediately preceding annual meeting.

The Glacier bylaws require the nominating notice to contain, among other things, certain information regarding ownership of shares and right to vote any shares, any arrangements or understandings pursuant to which the nomination is made, other information that would be required to be included in a proxy statement pursuant to the rules of the SEC and the nominee’s consent to serve as a director if so elected.

Guaranty’s bylaws provide that a notice of a shareholders to make a nomination of a person for election as a director or to bring any other matter before a meeting shall be made in writing and received by the Secretary of Guaranty, in the event of an annual meeting of the shareholders, no more than 120 days and no less than 90 days in advance of the anniversary date of the immediately preceding annual meeting, provided, however, that in the event that the annual meeting is called on a date that is not within 30 days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the 15th day following the day on which notice of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.

In the event of a special meeting of the shareholders, such notice shall be received by the Secretary of Guaranty not later than the close of business on the 15th day following the day on which notice of the meeting is first mailed to shareholders or public disclosure of the date of the special meeting was made, whichever occurs first.

Every notice by a shareholder must set forth (i) the name and residence of the shareholder of the corporation that intends to make a nomination or bring up any other matter, (ii) a representation that the shareholder is a holder of Guaranty’s voting stock (indicating the class and number of shares owned) and intends to appear in person or by proxy at the meeting to make the nomination or bring up the matter specified in the notice, (iii) with respect to notice of an intent to make a nomination for a director, a description of all arrangements and understandings between the shareholder and each nominee pursuant to which the nominations are made, (iv) with respect

	Glacier	Guaranty

to an intent to make a nomination, such other information regarding each nominee proposed by such shareholder required to be disclosed in a proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated by Guaranty’s board, and (v) with respect to the notice of intent to bring up any other matter, a description of the matter and any material interest of the shareholder in the matter.

The Chairman of the Guaranty Board may refuse to acknowledge the nomination of any person not made in compliance with the bylaws.

Shareholder Proposal of Business	Glacier’s bylaws provide that shareholders may bring business permitted to be brought at an annual meeting only if the proposing shareholder provides written notice to Glacier’s secretary not later than 120 days prior to the anniversary date of the mailing of proxy materials by Glacier in connection with the immediately preceding annual meeting. The notice must contain, among other things, certain information regarding ownership of shares and right to vote any shares, a description of the business desired to be brought, a description of any material interest in the business being proposed, and other information that would be required to be provided pursuant to the rules of the SEC.	See Shareholder Nomination of Directors above.

Indemnification and Limitation of Liability	Under the MBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement and expenses arising out of actions where the director or officer acted in good faith and in a manner the director or officer reasonably believed to be in or not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation’s articles of incorporation, Montana law requires indemnification if the director or officer	Under Texas law, a corporation must indemnify a director for his service at the corporation and for service at the corporation as a representative of another entity against reasonable expenses actually incurred by the director in connection with a proceeding because of such service if the director is wholly successful, on the merits or otherwise, in the defense of the proceeding. If a court determines that a director, former director or representative is entitled to indemnification, the court will order indemnification by the corporation and award the person expenses incurred in

	Glacier	Guaranty

is wholly successful on the merits of the action.

Glacier’s articles provide that Glacier shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in actions brought against a director or officer in the name of the corporation, commonly referred to as a derivative action. In addition, Glacier’s bylaws provide that Glacier may, but is not obligated to, indemnify any employee or agent of Glacier and advance reasonable expenses to such persons if authorized by the Glacier Board. Glacier’s articles also provide that the personal liability of directors and officers for monetary damages shall be eliminated to the fullest extent permitted by the MBCA.

securing the indemnification. Texas law also permits corporations to indemnify present or former directors and representatives of other entities serving as such directors in certain situations where indemnification is not mandated by law; however, such permissive indemnification is subject to various limitations. Under Texas law, a court may also order indemnification under various circumstances, and officers must be indemnified to the same extent as directors.

Guaranty’s certificate of formation provides for mandatory indemnification of any and all persons who was, are, or are threatened to be, made a party to a proceeding because such person (i) is or was a director or (ii) while a director or officer of Guaranty, is or was serving at the request of Guaranty as a director, officer, partner, venturer, proprietor, trustee or employee of another foreign or domestic entity, to the fullest extent permitted pursuant to the TBOC or applicable law.

Guaranty’s certificate of formation permits indemnification of any employee and agent of the corporation in the sole discretion of the Guaranty Board, against expenses and other amounts reasonably incurred in connection with legal proceedings to the fullest extent permitted pursuant to the TBOC and the bylaws of Guaranty.

Guaranty’s bylaws permit Guaranty to purchase and maintain insurance on behalf of indemnified persons.

Potential “Anti-Takeover” Provisions	Glacier’s articles contain a provision requiring that specified transactions with an “interested shareholder” be approved by 80% of the voting power of the then outstanding shares unless it is (a) approved by the Glacier Board, or (b) certain price and procedural requirements are satisfied. An “interested shareholder” is broadly defined to include the right, directly or indirectly, to acquire or to control the voting or	Under the TBOC, unless the certificate of formation provides otherwise, a merger or share exchange must be approved by the holders of at least two-thirds of the outstanding shares of the corporation entitled to vote on the transaction, except under the following conditions: (1) Guaranty will be the sole surviving corporation in the merger, (2) Guaranty’s certificate following the merger will not differ from Guaranty’s

Glacier	Guaranty

disposition of 10% or more of Glacier’s voting stock.

In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Glacier (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for such shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

The “supermajority” approval requirement for certain business transactions and the availability of Glacier’s preferred stock for issuance without shareholder approval may have the effect of lengthening the time required for a person to acquire control of Glacier through a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Glacier. This could deprive Glacier’s shareholders of opportunities to realize a premium for their Glacier common shares, even in circumstances where such action is favored by a majority of Glacier’s shareholders.

certificate of formation prior to the merger; (3) each shareholder of Guaranty immediately before the effective date of the merger or share exchange will continue to hold the same number of shares, with identical preferences, limitations and relative rights, and (4) the transaction does not require the issuance of shares that will comprise more than 20% of the voting power of the Guaranty common shares that were outstanding immediately prior to the transaction.

Guaranty’s certificate of formation does not contain any voting requirements for mergers or share exchanges beyond those set forth in the TBOC and does not modify the above default requirements of the TBOC.

In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Guaranty (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for such shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

The “supermajority” approval requirement for certain merger or share exchanges and the availability of Guaranty’s preferred stock for issuance without shareholder approval may have the effect of lengthening the time required for a person to acquire control of Guaranty through a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Guaranty. This could deprive Guaranty’s shareholders of opportunities to realize a premium for their Guaranty common shares, even in circumstances where such action is favored by a majority of Guaranty’s shareholders.

CERTAIN LEGAL MATTERS

Miller Nash and Norton Rose will deliver at the effective time of the merger their opinions to Glacier and Guaranty as to certain United States federal income tax consequences of the merger. Please see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 65. The validity of the Glacier common shares to be issued in the merger will be passed upon for Glacier by its special counsel, Moore, Cockrell, Goicoechea  & Johnson, P.C., Kalispell, Montana.

EXPERTS

The consolidated financial statements of Glacier as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024, and the effectiveness of Glacier’s internal control over financial reporting as of December 31, 2024 have been audited by Forvis Mazars, LLP, independent registered public accounting firm, as set forth in their reports thereon, included in Glacier’s Annual Report on Form 10-K for the year ended December 31, 2024, and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports pertaining to such financial statements and the effectiveness of our internal control over financial reporting given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Guaranty appearing in its Annual Report on Form 10-K for the year ended December 31, 2024, and the effectiveness of Guaranty’s internal control over financial reporting as of December 31, 2024, have been audited by Whitley Penn LLP, independent registered public accounting firm, as stated in their report included therein, which is incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the report of said firm given on the authority of said firm as experts in accounting and auditing.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for our Notice of Internet Availability of Proxy Materials, and for those shareholders that received a paper copy of proxy materials in the mail, Guaranty’s proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single Notice, or for shareholders receiving a paper copy of proxy materials, a proxy statement addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for shareholders and cost savings for companies. Guaranty will mail only one copy of the proxy statement/prospectus to multiple shareholders sharing the same address. Once you have received notice from your broker that they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate notice, or for shareholders receiving a paper copy of proxy materials, a proxy statement and annual report, please (i) notify your broker, (ii) direct your written request to Guaranty Bancshares, Inc., 16475 Dallas Parkway, Suite 600, Addison, Texas 75001, Attn: Corporate Secretary, or (iii) contact Guaranty’s Corporate Secretary by telephone at (888) 572-9881. Shareholders who currently receive multiple copies of the notice, or for shareholders receiving a paper copy of proxy materials at their address and would like to request “householding” of their communications should contact their broker.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows Glacier and Guaranty to “incorporate by reference” information into this proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately by them with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by Glacier:

•	Annual Report on Form 10-K for the year ended December 31, 2024;

•	Definitive Proxy Statement on Schedule 14A for Glacier’s 2025 Annual Meeting of Shareholders;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025;

•

Current Reports on Form 8-K filed  May 2, 2025, June 24, 2025 and June 25, 2025 (other than the portions of such documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act); and

•	The description of Glacier’s common stock, filed as Exhibit 4(a) to Glacier’s Annual Report on Form 10-K for the year ended December 31, 2022.

This proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by Guaranty:

•	Annual Report on Form 10-K for the year ended December 31, 2024;

•	Definitive Proxy Statement on Schedule 14A for Guaranty’s 2025 Annual Meeting of Shareholders;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025;

•

Current Reports on Form 8-K filed January 3, 2025, March  13, 2025, March  31, 2025, April  29, 2025, May  22, 2025, June  20, 2025, June  24, 2025 and June 25, 2025 (other than the portions of such documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act); and

•	The description of Guaranty’s common stock, filed as Exhibit 4.2 to Glacier’s Annual Report on Form 10-K for the year ended December 31, 2024.

In addition, Glacier and Guaranty are incorporating by reference additional documents that they file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the special meeting, provided, however, that Glacier and Guaranty are not incorporating by reference any information furnished (but not filed), except as otherwise specified therein.

Both Glacier and Guaranty file annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Glacier and Guaranty may file with the SEC without charge by following the instructions in the section entitled “References to Additional Information” in the forepart of this document.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in deciding how to vote on the merger. We have not authorized anyone to provide you with information other than what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated August 14, 2025. You should not assume that information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of this proxy statement/prospectus to Guaranty shareholders nor the issuance of Glacier common shares in the merger will create any implication to the contrary.

APPENDIX A

PROJECT CASCADE

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC.

GLACIER BANK

GUARANTY BANCSHARES, INC. AND

GUARANTY BANK & TRUST, N.A.

DATED AS OF JUNE 24, 2025

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC., GLACIER BANK,

GUARANTY BANCSHARES, INC. AND GUARANTY BANK & TRUST, N.A.

This Plan and Agreement of Merger (the “Agreement”), dated as of June 24, 2025, is made by and among GLACIER BANCORP, INC. (“GBCI”), GLACIER BANK (“Glacier Bank”), GUARANTY BANCSHARES, INC. (“GNTY”), and GUARANTY BANK & TRUST, N.A. (the “Bank”).

PREAMBLE

The boards of directors of GBCI and GNTY believe that the proposed Merger (as defined below), to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their shareholders.

Capitalized terms used in this Agreement but not immediately defined are used with the meanings given under the heading “Definitions” below.

RECITALS

A. The Parties.

(1) GBCI is a corporation duly organized and validly existing under the laws of the State of Montana and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”). GBCI’s principal office is located in Kalispell, Montana.

(2) Glacier Bank is a duly organized and validly existing Montana state-chartered bank and a wholly owned subsidiary of GBCI. Glacier Bank maintains its principal office in Kalispell, Montana, and currently operates 17 separately-branded banking divisions.

(3) GNTY is a corporation duly organized and validly existing under the laws of the State of Texas and is a registered bank holding company under the BHC Act. GNTY’s principal office is located in Addison, Texas.

(4) The Bank is a national banking association, duly organized and validly existing under the laws of the United States of America and a wholly owned subsidiary of GNTY. The Bank’s principal office is located in Mount Pleasant, Texas. Including its principal office, the Bank maintains a total of 33 branch offices in the following Texas locations: Addison, Austin, Georgetown (two locations), Bogata, Bryan, College Station (two locations), Commerce, Conroe, Dallas, Denton (two locations), Fort Worth, Hallsville, Houston (two locations), Katy, Lakeway, Longview, Mount Pleasant (two locations), Mount Vernon, New Boston, Paris (two locations), Pittsburg, Rockwall, Royse City, Sulphur Springs, and Texarkana (three locations).

B. The Transactions. On the Effective Date, GNTY will merge with and into GBCI, with GBCI as the surviving entity (the “Merger”), and immediately thereafter and on the same day, the Bank will merge with and into Glacier Bank, with Glacier Bank surviving as a wholly owned subsidiary of GBCI (the “Bank Merger,” and with the Merger, the “Transactions”). Following completion of the Transactions, the former branches of the Bank will operate under a newly-established division of Glacier Bank to be known as “Guaranty Bank & Trust, Division of Glacier Bank.”

C. Board Approvals. The respective boards of directors of GBCI and Glacier Bank have adopted and approved this Agreement and authorized its execution and delivery, the respective boards of directors of GNTY and the Bank have adopted this Agreement and authorized its execution and delivery, and the board of directors of GNTY has directed that this Agreement be submitted to GNTY’s shareholders for approval and unanimously recommended that GNTY’s shareholders vote in favor of approval of this Agreement and the Merger.

D. Other Conditions. The Transactions are subject to: (1) satisfaction of the conditions described in this Agreement; (2) approval of this Agreement and/or the Merger by GNTY’s shareholders; and (3) approval of, granting of a waiver applicable to, or notice of the Transactions to (or by) the FDIC, the Federal Reserve, the OCC, the Montana Commissioner, the Texas Department of Banking, and any other agencies having jurisdiction over the Transactions.

E. Director and Voting Agreements. In connection with the parties’ execution of this Agreement, (1) the directors and executive officers of GNTY and the Bank that are identified on Exhibit A have entered into agreements pursuant to which, among other things, such persons agreed to vote all GNTY Stock beneficially owned by such persons in favor of approving this Agreement and the transactions contemplated by this Agreement, and (2) the directors of GNTY and the Bank have entered into agreements pursuant to which, among other things, such directors agreed, following the Closing of the Transactions, to refrain from competing with GBCI and/or Glacier Bank or soliciting its customers or employees for a period of time specified in such agreements.

F. Employment Agreements. In connection with the parties’ execution of this Agreement, each of the persons listed on Schedule F to the Disclosure Schedule has entered into an employment agreement with Glacier Bank, with an employment term to begin as of the Effective Date, and such agreements shall be in full force and effect as of the Effective Date in accordance with their terms.

G. Intention of the Parties—Tax Treatment. The parties intend that (i) the Merger shall qualify, for U.S. federal income tax purposes, as a reorganization under IRC Section 368(a), and the Treasury Regulations promulgated thereunder, and (ii) that this Agreement shall constitute the “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a) for purposes of IRC Sections 354, 356 and 361 (and any comparable provision of state law) for federal and applicable state income tax purposes.

AGREEMENT

In consideration of the mutual agreements set forth in this Agreement, GBCI, Glacier Bank, GNTY and the Bank agree as follows:

DEFINITIONS

The following capitalized terms used in this Agreement will have the following meanings:

“ACL” means the allowance for credit losses, as applicable.

“Acquisition Event” means any of the following: (a) a merger, consolidation, share exchange, or similar transaction involving GNTY, the Bank, or any successor, (b) a purchase or other acquisition in one or a series of related transactions of assets of GNTY or any GNTY Subsidiaries representing 30 percent or more of the consolidated assets of GNTY and its Subsidiaries, or 30 percent or more of any class of equity or voting securities of GNTY or any GNTY Subsidiaries whose assets constitute 30 percent or more of the consolidated assets of GNTY and its Subsidiaries, or (c) a purchase or other acquisition (including by way of tender offer, exchange offer, or any similar transaction) that if consummated, would result in an acquisition in one or a series of related transactions of beneficial ownership of securities representing 50 percent or more of the voting power of GNTY or its Subsidiaries, in each case with or by a Person or entity other than GBCI or one of its Subsidiaries.

“Acquisition Proposal” has the meaning assigned to such term in Section 4.1.7.

“Affiliates” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Agreement” means this Plan and Agreement of Merger.

“Anticipated Closing Date” has the meaning set forth in Section 4.12.

“Articles of Merger” has the meaning assigned to such term in Section 2.1.

“Asset Classification” has the meaning assigned to such term in Section 3.1.14(a).

“Bank” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(4).

“Bank Financial Statements” means the Bank’s (a) unaudited balance sheets as of December 31, 2022, 2023, and 2024, and the related statements of income, cash flows and changes in shareholder’s equity for each of the years then ended, and (b) unaudited balance sheet as of March 31, 2025, and the related unaudited statement of income, together with the Subsequent Bank Financial Statements.

“Bank Merger” has the meaning assigned to such term in Recital B.

“Bank Merger Agreement” means the bank merger agreement by and between Glacier Bank and the Bank to be entered into concurrently with this Agreement pursuant to which the Bank Merger will be effected.

“BHC Act” has the meaning assigned to such term in Recital A(1).

“Break-Up Fee” has the meaning assigned to such term in Section 7.3.

“Business Day” means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions located in the State of Montana or the State of Texas are required by Law to remain closed.

“Certificate” has the meaning assigned to such term in Section 1.6.1(a).

“Claim” has the meaning set forth in Section 8.5.

“Closing” means the closing of the Transactions contemplated by this Agreement, as more fully specified in Section 2.2.

“Closing Capital Differential” means any positive or negative differential between the GNTY Closing Capital and the Closing Capital Requirement.

“Closing Capital Requirement” means $292,199,000, plus the amount of GNTY Closing Capital attributable to the exercise of GNTY Options after March 31, 2025, if any.

“Compensation Plans” has the meaning assigned to such term in Section 3.1.18(c).

“Condition Satisfaction” has the meaning assigned to such term in Section 2.2.

“Coordinator” has the meaning assigned to such term in Section 4.6.1.

“Confidentiality Agreement” means that certain Non-Disclosure Agreement, dated as of February 24, 2025, by and between GBCI and GNTY.

“Converted Options” has the meaning assigned to such term in Section 1.4.1(a).

“Covid-19 Relief Acts” means the Coronavirus Aid, Relief and Economic Security Act, the Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act and the American Rescue Plan Act of 2021.

“Daily Closing Price” for any Trading Day means the daily closing price per share of GBCI Common Stock on the NYSE, as reported on the website www.nyse.com.

“Determination Date” means the tenth day immediately preceding the Effective Date.

“Disclosure Schedule” has the meaning assigned to such term in Section 3.1.

“Effective Date” means the date on which the Effective Time occurs.

“Effective Time” means the time the Merger becomes effective under the MBCA and TBOC in accordance with Section 2.1.

“Employees” has the meaning assigned to such term in Section 3.1.18(c).

“Environmental Laws” has the meaning assigned to such term in Section 3.1.6(a)(ii).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

“ERISA Affiliate” means, with respect to any Person, any other entity that is considered one employer with such Person under Section 4001(b) of ERISA or IRC Section 414(t).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” means Equiniti Trust Company, LLC.

“Exchange Fund” has the meaning assigned to such term in Section 1.5.

“Execution Date” means the date of this Agreement.

“Executive Officers” means, (a) with respect to GBCI and/or Glacier Bank Randall M. Chesler, Ronald J. Copher, Ryan T. Screnar, and Lee K. Groom, and (b) with respect to GNTY and/or the Bank, Tyson T. Abston, W. Travis Brown, Lisa Gallerano, Shalene A. Jacobson, Kirk L. Lee, Harold E. Lower, II, A. Craig Roberts, and Robert P. Sharp.

“Fairness Opinion” has the meaning assigned to such term in Section 3.1.20.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Final Transaction Related Expenses” has the meaning assigned to such term in Section 4.13.

“GAAP” means United States generally accepted accounting principles.

“GBCI” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(1).

“GBCI Average Closing Price” means the average Daily Closing Price of GBCI Common Stock for the 20 Trading Days immediately preceding the Determination Date.

“GBCI Common Stock” means the shares of GBCI common stock, $0.01 par value per share, issued and outstanding from time to time.

“GBCI Contracts” has the meaning assigned to such term in Section 3.2.2(a).

“GBCI Financial Statements” means GBCI’s (a) audited consolidated balance sheets as of December 31, 2022, 2023, and 2024, and the related audited consolidated statements of income, cash flows, and changes in shareholders’ equity for each of the years then ended, and (b) unaudited consolidated balance sheet as of March 31, 2025, and the related unaudited consolidated statements of income, cash flows, and changes in shareholders’ equity for the period then ended.

“GBCI Preferred Stock” means the shares of GBCI preferred stock, $0.01 par value per share.

“GBCI Regulatory Reports” has the meaning assigned to such term in Section 3.2.4(a).

“GBCI S-4 Representation Letter” has the meaning assigned to such term in Section 4.22.

“GBCI SEC Reports” has the meaning assigned to such term in Section 3.2.4(b).

“GBCI Shares” means the shares of GBCI Common Stock to be issued to the holders of GNTY Stock as the Total Merger Consideration.

“GBCI Subsidiaries” means each Subsidiary of GBCI, including any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of GBCI after the date hereof and held as a Subsidiary by GBCI at the Effective Time.

“GBCI Tax Representation Letter” has the meaning assigned to such term in Section 5.2.9.

“General Enforceability Exceptions” has the meaning assigned to such term in Section 3.1.1(d).

“Glacier Bank” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(2).

“GNTY” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(3).

“GNTY Capital” means GNTY’s capital stock, surplus and retained earnings determined in accordance with GAAP on a consolidated basis, net of goodwill and other intangible assets, calculated in the same manner in which GNTY’s consolidated tangible equity capital at March 31, 2025, was determined, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on GNTY’s or the Bank’s balance sheet. GNTY Closing Capital will also reflect the change in the accumulated income or loss related to the fair value of GNTY’s held-to-maturity securities as calculated in the same manner as the accumulated other comprehensive income or loss shown on the Bank’s balance sheet for available-for-sale securities. For purposes of determining GNTY Closing Capital, purchase accounting adjustments and the Final Transaction Related Expenses of up to the Maximum Transaction Expense Amount will not be taken into account. To the extent Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount, the difference, on an after-tax basis (applying an effective tax rate of 21.0 percent to reflect proportionately items that are deductible under applicable Tax Laws to those that are not), will be treated as a reduction of GNTY Capital for purposes of determining GNTY Closing Capital to the extent such amounts have not, as of the date of determination, been accrued or paid by GNTY or the Bank (regardless of whether such amounts are required to be expensed in accordance with GAAP). If Final Transaction Related Expenses are less than the Maximum Transaction Expense Amount, the difference, on an after-tax basis (applying an effective tax rate of 21.0 percent to the extent a particular item is deductible under applicable Tax Laws), will be treated as an increase in GNTY Capital for such purpose.

“GNTY Closing Capital” has the meaning assigned to such term in Section 4.12.

“GNTY Debt Securities” means (a) GNTY’s 3.625% Fixed-to-Floating Rate Subordinated Notes due April 1, 2032; (b) the Fixed/Floating Rate Junior Subordinated Debt Securities due 2036, as issued pursuant to the Indenture dated July 25, 2006 between GNTY and Wilmington Trust Company; and (c) the Capital Securities due 2037, as issued pursuant to the Amended and Restated Declaration of Trust dated March 29, 2007, among DCB Financial Corp., Wells Fargo Bank, National Association, Wells Fargo Delaware Trust Company, and the Administrators named therein.

“GNTY Financial Statements” means GNTY’s (a) audited consolidated balance sheets as of December 31, 2022, 2023, and 2024, and the related statements of income, cash flows and changes in shareholders’ equity for each of the years then ended, and (b) unaudited consolidated balance sheet as of March 31, 2025, and the related unaudited consolidated statements of income, cash flows, and changes in shareholders’ equity for the period then ended.

“GNTY Insiders” has the meaning assigned to such term in Section 4.17.

“GNTY KSOP” means the Guaranty Bancshares, Inc. Employee Stock Ownership Plan With 401(k) Provisions, as amended.

“GNTY Meeting” has the meaning assigned to such term in Section 4.2.2.

“GNTY Options” has the meaning assigned to such term in Section 3.1.3(d).

“GNTY Regulatory Reports” has the meaning assigned to such term in Section 3.1.4(a).

“GNTY Restricted Stock” has the meaning assigned to such term in Section 1.4.2.

“GNTY SEC Reports” has the meaning assigned to such term in Section 3.1.4(b).

“GNTY S-4 Representation Letter” has the meaning assigned to such term in Section 4.21.

“GNTY Securities” has the meaning assigned to such term in Section 3.1.3(d).

“GNTY Stock” means the shares of GNTY common stock, $1.00 par value per share, issued and outstanding from time to time.

“GNTY Stock Plan” means the Guaranty Bancshares, Inc. 2015 Equity Incentive Plan, as amended.

“GNTY Subsidiaries” has the meaning assigned to such term in Section 3.1.3(c).

“GNTY Tax Representation Letter” has the meaning assigned to such term in Section 5.3.7.

“Governmental Authority” means any federal, state, local or non-U.S. government or subdivision thereof or any other governmental, administrative, judicial, taxing, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body.

“Hazardous Substances” has the meaning assigned to such term in Section 3.1.6(a)(iii).

“Indemnified Parties” has the meaning assigned to such term in Section 6.3.1.

“Independent Accountants” has the meaning assigned to such term in Section 4.12.

“IRC” means the Internal Revenue Code of 1986, as amended.

“KBW” means Keefe, Bruyette & Woods, Inc.

“Knowledge” or any similar knowledge qualification in this Agreement has the following meanings: (a) GNTY will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of GNTY or the Bank has actual knowledge of such fact or matter or if any such Person would reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of GNTY’s and the Bank’s business that are under such individual’s general area of responsibility; and (b) GBCI will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of GBCI or Glacier Bank has actual knowledge of such fact or matter or if any such Person would reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of GBCI’s and Glacier Bank’s business that are under such individual’s general area of responsibility.

“Law” means any law, rule, ordinance or regulation of any Governmental Authority, as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder; provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and the related regulations thereunder as of such date.

“Lease” or “Leases” means and refers to, as applicable, each and all leases, subleases, licenses, concessions, and other agreements (written or oral) under which GNTY or any GNTY Subsidiary holds any Leased Real Estate, including the right to all security deposits and other amounts and instruments deposited by or on behalf of GNTY or any GNTY Subsidiary thereunder.

“Leased Real Estate” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property, including approved and unopened branch offices, off-premises ATM locations and other facilities, held by GNTY or any GNTY Subsidiary.

“Letter of Transmittal” has the meaning assigned to such term in Section 1.6.1(a).

“Liens” means, collectively, liens, pledges, security interests, claims, preemptive or subscriptive rights or other encumbrances or restrictions of any kind.

“Material Adverse Effect” with respect to a Person means an effect that: (a) is materially adverse to the business, assets, liabilities, properties, financial condition or results of operations of the Person and its Subsidiaries taken as a whole; or (b) materially and adversely affects the ability of the Person to consummate the Transactions on or by the Termination Date or to perform its material obligations under this Agreement; provided, however, that a Material Adverse Effect shall not be deemed to include the impact of or be deemed to occur as a result of, either alone or in combination, any effects to the extent attributable to: (i) any changes in Laws or other changes affecting depository institutions generally; (ii) any changes to GAAP or regulatory accounting requirements, that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies; (iii) any changes in general economic conditions; (iv) any changes in prevailing interest and deposit rates that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies; (v) changes in financial, securities or credit markets; (vi) any changes in national or international political or social conditions, including any outbreak or escalation of major hostilities or acts of terrorism which involves the United States, declarations of any national or global epidemic, pandemic or disease outbreak, or the material worsening of such conditions threatened or existing as of the date of this Agreement; (vii) the impact of the public announcement of, pendency of or completion of the Transactions on relationships with customers and employees; (viii) any failure, in and of itself, to meet internal projections or forecasts (except that the facts or circumstances giving rise or contributing to such failure may nonetheless constitute, or be taken into account in determining whether there has been, a Material Adverse Effect); (ix) any actions or omissions of a party taken at the written request of, or with the prior consent or written waiver of the other, or in contemplation of the Transactions as required or permitted under this Agreement, or as required under any regulatory approval received in connection with the Transactions; or (x) any changes in the trading price or trading volume of securities of such Person on the NYSE (except that the facts or circumstances giving rise or contributing to such change may nonetheless constitute, or be taken into account in determining whether there has been, a Material Adverse Effect) or any other securities trading market.

“Material Contract” has the meaning assigned to such term in Section 3.1.9(a).

“Maximum Transaction Expense Amount” means $25,000,000 (without regard to Taxes or Tax benefits).

“MBCA” means the Montana Business Corporations Act, as amended.

“Merger” has the meaning assigned to such term in Recital B.

“Montana Commissioner” means the Commissioner of the Montana Division of Banking and Financial Institutions.

“NYSE” means the New York Stock Exchange.

“Objection Notice” has the meaning assigned to such term in Section 4.1.8.

“OCC” means the Office of the Comptroller of the Currency.

“Option Exercise Notice Deadline” has the meaning assigned to such term in Section 1.4.1(a).

“ordinary course of business” means an action taken, or omitted to be taken, in the ordinary course of such business in all respects that is materially consistent with past practice, without taking into account the transactions contemplated hereby including the Transactions.

“Outside Date” has the meaning assigned to such term in Section 7.1.

“Owned Real Estate” means all land, together with all buildings, structures, fixtures and improvements located thereon and all easements, rights of way, and appurtenances relating thereto, including approved and unopened branch offices, off-premises ATM locations and other facilities, owned by GNTY or any GNTY Subsidiary other than REO Property.

“Per Share Stock Consideration” means 1.0000 shares of GBCI Common Stock, which is subject to adjustment by an amount per share equal to the Stock Consideration Per Share Adjustment Amount, if any, pursuant to Section 4.14.2. Further, if GBCI declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Effective Date, the Per Share Stock Consideration will be adjusted accordingly.

“Permitted Exceptions” has the meaning assigned to such term in Section 4.1.8.

“Person” includes an individual, corporation, partnership, association, limited liability company, bank, trust or unincorporated organization.

“Personal Information” means any and all information that (a) alone or in combination with other information held by a party or any of its Subsidiaries can reasonably be used to identify an individual person, household, device or browser, or (b) is defined as “personally identifiable information,” “personal information,” “personal data” or any term similar to any of the foregoing under applicable Privacy and Security Requirements.

“Plan” has the meaning assigned to such term in Section 3.1.18(b).

“PPP” means the Paycheck Protection Program.

“Privacy and Security Requirements” means all (a) applicable Laws, (b) contractual commitments of a party or any of its Subsidiaries, (c) publicly-facing statements, policies, or procedures adopted by a party or any of its Subsidiaries, and (d) industry and self-regulatory standards and codes of conduct to which a party or any of its Subsidiaries is bound, in each case regarding privacy, cybersecurity, data security, or artificial intelligence.

“Properties,” with respect to any party to this Agreement, means properties or other assets owned or leased by such party or any of its Subsidiaries, whether tangible or intangible.

“Proxy Statement/Prospectus” has the meaning assigned to such term in Section 4.2.1(a).

“Real Property” has the meaning assigned to such term in Section 3.1.5(c).

“Registration Statement” has the meaning assigned to such term in Section 4.2.1(a).

“REO Property” means “other real estate owned” (as defined by the FDIC).

“Requisite Regulatory Approvals” has the meaning assigned to such term in Section 4.3.

“Response Notice” has the meaning assigned to such term in Section 4.1.8.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Securities Laws” has the meaning assigned to such term in Section 3.1.3(e).

“Stock Consideration Per Share Adjustment Amount” has the meaning assigned to such term in Section 4.14.2.

“Subject Properties” has the meaning assigned to such term in Section 3.1.6(a)(i).

“Subsequent Bank Financial Statements” means the Bank’s unaudited internal balance sheets and related internal unaudited statements of income and changes in shareholder’s equity for each month after the Execution Date and before Closing or an earlier Termination Date prepared in accordance with Section 4.1.6.

“Subsequent GNTY Financial Statements” means GNTY’s unaudited consolidated and parent-only balance sheets and related unaudited consolidated statements of income and changes in shareholders’ equity for each month after the Execution Date and before Closing or an earlier Termination Date, prepared in accordance with Section 4.1.6.

“Subsidiary” with respect to any party to this Agreement means any Person in which such party, directly or indirectly, (a) owns or controls at least a majority of the outstanding capital stock or voting power of its outstanding securities or (b) has the power to appoint a general partner, manager or managing member or others performing similar functions.

“Superior Proposal” means, with respect to GNTY and/or the Bank, any Acquisition Proposal that the board of directors of GNTY in good faith concludes (after consultation with its financial advisors and outside counsel, and after taking into account, among other things, the terms and conditions of this Agreement (as it may be proposed to be amended by GBCI) and all legal, financial, regulatory, and other aspects of the proposal and the Person making the proposal), (a) would, if consummated, result in a transaction that is more favorable to GNTY shareholders (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement (as it may be proposed to be amended by GBCI), and (b) is reasonably probable of being completed.

“Superior Proposal Notice Period” has the meaning assigned to such term in Section 7.2.6.

“Takeover Laws” and “Takeover Provisions” each has the meaning assigned to such terms in Section 3.1.19(b).

“Taxes” means all federal, state, local, non-U.S. and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges imposed by a Governmental Authority in the nature of a tax of any kind whatsoever, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with or provided to any Governmental Authority in respect of any Tax, including any schedule or attachment thereto, and including any amendment thereof.

“TBOC” means the Texas Business Organizations Code, as amended.

“Termination Date” means the date on which termination of this Agreement takes place under Article 7, if any.

“TFC” means the Texas Finance Code, as amended.

“Title Companies” has the meaning assigned to such term in Section 4.1.8.

“Total Merger Consideration” means the number of shares of GBCI Common Stock determined by multiplying (a) the Per Share Stock Consideration by (b) the number of shares of GNTY Stock outstanding at the Effective Time.

“Trading Day” means a day on which GBCI Common Stock is traded on the NYSE.

“Transactions” has the meaning assigned to such term in Recital B.

“Transaction Related Expenses” means all payments and obligations of GNTY or the Bank related to the preparation and performance of this Agreement and the completion of the Transactions contemplated hereby, including without limitation the payments and obligations that fall within the categories more fully described on Exhibit B hereto.

“Treasury Regulations” means any Treasury Regulations (including temporary regulations) promulgated by the United States Department of the Treasury with respect to the IRC.

“Uncertificated Shareholder Letter” has the meaning assigned to such term in Section 1.6.1(b).

“Uncertificated Shares” has the meaning assigned to such term in Section 1.6.1(b).

ARTICLE 1

TERMS OF TRANSACTION

1.1 Effect of Merger. Upon the Effective Time, pursuant to the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the MBCA and TBOC, GNTY will merge with and into GBCI, with GBCI as the surviving corporation, and in connection therewith, all shares of GNTY Stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any further action on the part of any holder of shares of GNTY Stock, be cancelled and extinguished and converted automatically into the right to receive in the aggregate the Total Merger Consideration plus the aggregate amount of cash in lieu of fractional shares in accordance with Section 1.3. Immediately following the Merger, pursuant to the Bank Merger Agreement and as set forth in Section 1.7, the Bank will be merged with and into Glacier Bank, with Glacier Bank as the surviving bank.

1.2 Merger Consideration. Subject to the provisions of this Agreement, including Section 1.3 as of the Effective Date:

1.2.1 Outstanding GBCI Common Stock. The shares of GBCI Common Stock issued and outstanding immediately prior to the Effective Time will remain as issued and outstanding.

1.2.2 Outstanding GNTY Stock. Each share of GNTY Stock issued and outstanding as of the Effective Time will be converted into and represent the right to receive from GBCI, in accordance with Section 1.6, (a) the Per Share Stock Consideration, plus (b) any cash in lieu of fractional shares of GBCI Common Stock in accordance with Section 1.3.

1.3 No Fractional Shares. No fractional shares of GBCI Common Stock will be issued in the Merger. In lieu of fractional shares, if any, each holder of GNTY Stock who is otherwise entitled to receive a fractional share of GBCI Common Stock after adding together all shares of GBCI Common Stock received by such holder in the Merger will receive an amount of cash equal to the product of such fractional share multiplied by the GBCI Average Closing Price. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends.

1.4 GNTY Stock Awards.

1.4.1 Options.

(a) Outstanding GNTY Options. The GNTY Options have been duly granted and remain outstanding pursuant to the GNTY Stock Plan. If any holder of a GNTY Option that may by its terms be exercised provides a notice of exercise of such GNTY Option to GNTY on or before the 30th calendar day prior to the Effective Date (such date, the “Option Exercise Notice Deadline”), GNTY shall issue shares of GNTY Stock upon such exercise in accordance with the terms of the GNTY Options and the applicable GNTY Stock Plan, including receipt of payment of the exercise price therefor, and each such share of GNTY Stock shall be converted into the right to receive the Per Share Stock Consideration and cash in lieu of fractional shares in accordance with Section 1.3 at the Effective Time. No exercise of GNTY Options shall be permitted if an option holder fails to provide notice of exercise to GNTY by the Option Exercise Notice Deadline. With respect to GNTY Options that remain outstanding and unexercised at the Effective Time, such GNTY Options, whether vested or unvested at the Effective Time, and without any action on the part of any holder thereof, will be assumed by GBCI and will be automatically converted into an option (a “Converted Option”) to purchase GBCI Common Stock on the same terms and conditions as are in effect with respect to the GNTY Option immediately prior to the Effective Time, except that (a) to the extent provided for in the applicable option award agreement under the GNTY Stock Plan, each such Converted Option will be fully vested and exercisable immediately following the Effective Time. (b) each such Converted Option may be exercised solely for shares of GBCI Common Stock, (c) the number of shares of GBCI Common Stock subject to such Converted Option will be equal to the number of shares of GNTY Stock subject to the GNTY Option immediately prior to the Effective Time, multiplied by the Per Share Stock Consideration and rounded down to the nearest whole share of GBCI Common Stock, and (d) the per-share exercise price for each such Converted Option will be adjusted by dividing the per-share exercise price of the GNTY Option immediately prior to the Effective Time by the Per Share Stock Consideration (rounded up to the nearest whole cent); provided, however, that in no case shall the conversion of a GNTY Option be performed in a manner that is not in compliance with the adjustment requirements of IRC Section 409A and, to the extent that the GNTY Option is an incentive stock option under IRC Section 422, the adjustment requirements of IRC Section 424(a). GNTY shall, if requested by GBCI, obtain from each holder of GNTY Options entitled to become a Converted Option under this Section a fully executed option assumption agreement in form and substance reasonably satisfactory to GBCI. The execution of such assumption agreement shall be a condition to the receipt of a Converted Option. Consistent with the terms of the GNTY Stock Plan and the documents governing the outstanding GNTY Options under such plan, the Merger shall not terminate any of the GNTY Options assumed by GBCI.

(b) Special Dividend Adjustment. The board of directors of GNTY (or a committee thereof to the extent applicable) may take any necessary actions to ensure that the terms of the GNTY Options then outstanding are equitably adjusted to take into account the payment of the special dividend, if applicable, pursuant to Section 4.14 of this Agreement; provided, however, that (i) in no case shall such adjustment to a GNTY Option be performed in a manner that is not in compliance with the adjustment requirements of IRC Section 409A and, to the extent that the GNTY Option is an incentive stock option under IRC Section 422, the adjustment requirements of IRC Section 424(a), and (ii) such adjustment shall be performed in accordance with Schedule 1.4.1(b).

(c) Registration. GBCI shall file with the SEC a registration statement on Form S-8 (or any successor form), or another appropriate form with respect to shares of GBCI Common Stock issuable upon exercise of the Converted Options, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Converted Options remain outstanding. As soon as practicable after the registration of such shares, GBCI shall deliver to the holders of Converted Options an appropriate notice setting forth such holders’ rights pursuant to GBCI’s 2025 Stock Incentive Plan and agreements evidencing such Converted Options, and stating that such Converted Options have been assumed by GBCI and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 1.4 after giving effect to the Merger and the terms of the GNTY Stock Plan).

1.4.2 Restricted Stock. Immediately prior to the Effective Time, each outstanding restricted stock award of GNTY (the “GNTY Restricted Stock”) shall, automatically and without any action on the part of the holder thereof, vest and be settled through the issuance of unrestricted shares of GNTY Stock in accordance with the terms of each award agreement and the applicable GNTY Stock Plan, and each such share of GNTY Stock shall be converted into the right to receive at the Effective Time the Per Share Stock Consideration and cash in lieu of fractional shares in accordance with Section 1.3.

1.4.3 Corporate Action. Prior to the Effective Time, the board of directors of GNTY (or a committee thereof to the extent applicable) will take all reasonable corporate actions and adopt such resolutions as may be necessary or appropriate to effectuate this Section 1.4.

1.5 Deposit of Cash and Shares. At or prior to the Closing, GBCI will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of GNTY Stock, for exchange in accordance with this Section 1.5 and Section 1.6, (a) evidence of shares in book-entry form, representing the GBCI Shares for payment of the Total Merger Consideration in full; and (b) the aggregate cash in lieu of fractional shares to be paid in accordance with Section 1.3. Such cash and evidence of the GBCI Shares, together with any dividends or distributions with respect thereto, are referred to in this Agreement as the “Exchange Fund.” To the extent that the Exchange Fund diminishes for any reason below the amount required to promptly pay in full the amounts contemplated by this Section 1.5, GBCI shall promptly replace or restore such amounts so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make in full such payments contemplated by this Article 1. The Exchange Fund shall not be used for any purpose other than as provided in this Agreement.

1.6 Certificates and Uncertificated Shares.

1.6.1 Letter of Transmittal; Uncertificated Shareholder Letter.

(a) GBCI will use its reasonable best efforts to cause the Exchange Agent, within five Business Days following the Effective Date, to mail to each holder of record of a certificate evidencing shares of GNTY Stock (a “Certificate”) a customary form letter of transmittal advising such holder of the procedure for the conversion of each holder’s GNTY Stock evidenced by a Certificate into the consideration to which such holder may be entitled pursuant to this Agreement (the “Letter of Transmittal”).

(b) GBCI will use its reasonable best efforts to cause the Exchange Agent, within five Business Days following the Effective Date, to mail to each holder of record of evidence of a book-entry account statement relating to the ownership of shares of GNTY Stock (“Uncertificated Shares”) a customary form letter advising such holder that all of such holder’s Uncertificated Shares of GNTY Stock have automatically converted into the right to receive the consideration to which such holder may be entitled pursuant to this Agreement (the “Uncertificated Shareholder Letter”).

1.6.2 Payment Procedures.

(a) Each Certificate will, from and after the Effective Time, be deemed for all corporate purposes to represent and evidence only the right to receive the Per Share Stock Consideration (and cash for fractional shares in accordance with Section 1.3) owing in respect of the number of shares of GNTY Stock represented thereby. Following the Effective Time, holders of shares of GNTY Stock represented by a Certificate will provide to the Exchange Agent a properly completed and executed Letter of Transmittal or transfer their shares of GNTY Stock by an “agent’s message” to the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in exchange for, (i) evidence of issuance in book-entry form equal to the Per Share Stock Consideration multiplied by the aggregate number of shares of GNTY Stock represented by such Certificates, rounded down to the nearest whole number; and (ii) cash in lieu of fractional shares, if any, to which such holder is entitled in accordance with Section 1.3. Until such “agent’s message” (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) and a properly executed Letter of Transmittal is received by the Exchange Agent (or, in the case of a lost, stolen, or destroyed Certificate, the procedure in Section 1.6.3 is complied with), the holder of shares of GNTY Stock represented by a Certificate will not be entitled to receive his, her or its Per Share Stock Consideration or other amounts payable pursuant hereto.

(b) Each Uncertificated Share will, from and after the Effective Time, be deemed for all corporate purposes to represent and evidence only the right to receive the Per Share Stock Consideration (and cash for fractional shares in accordance with Section 1.3) owing in respect of the number of shares of GNTY Stock represented thereby. Following the Effective Time, holders of Uncertificated Shares will automatically receive, as described in the Uncertificated Shareholder Letter, (i) evidence of issuance in book-entry form equal to the Per Share Stock Consideration multiplied by the aggregate number of shares of GNTY Stock represented by such Uncertificated Shares, rounded down to the nearest whole number; and (ii) cash in lieu of fractional shares, if any, to which such holder is entitled in accordance with Section 1.3.

1.6.3 Lost, Stolen, and Destroyed Certificates.

(a) GNTY will use commercially reasonable efforts to contact GNTY shareholders of record prior to the Effective Date and determine whether any Certificates have been lost, stolen or destroyed. Prior to the Effective Date, GNTY will be authorized to re-issue Certificates or issue evidence of ownership in book-entry form if the holder provides GNTY with (i) satisfactory evidence in a reasonable form that the holder owns GNTY Stock and that the Certificate representing this ownership is lost, stolen, or destroyed, (ii) any affidavit or security GNTY’s transfer agent may require in accordance with its policies or procedures, and (iii) any reasonable additional assurances that GNTY may require.

(b) Beginning after the Effective Date, with respect to any remaining Certificates that have been lost, stolen, or destroyed, the Exchange Agent will be authorized to issue or pay the holder’s Per Share Stock Consideration and cash in lieu of fractional shares in accordance with Section 1.3 in exchange thereof, if the holder provides GBCI with: (i) satisfactory evidence in a reasonable form that the holder owns GNTY Stock and that the Certificate representing this ownership is lost, stolen, or destroyed, (ii) any affidavit or security GBCI’s transfer agent may require in accordance with its policies and procedures (including such bond as may be required by the Exchange Agent in accordance with such policies), and (iii) any reasonable additional assurances that GBCI or the Exchange Agent may require.

1.6.4 Rights to Dividends and Distributions. After the Effective Time, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of GBCI Common Stock on any date on or after the Effective Date, unless the holder has surrendered in accordance with this Agreement his, her or its Certificates (or has met the requirements of Section 1.6.3) in exchange for evidence of GBCI stock ownership. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of GNTY Stock prior to the Effective Time. When the holder surrenders his, her or its Certificates in exchange for GBCI Shares, the holder shall become a shareholder of record of GBCI and shall receive the amount, without interest, of any cash dividends and any other distributions declared and distributed after the Effective Time on the whole number of GBCI Shares into which the holder’s GNTY Stock was converted at the Effective Time.

1.6.5 Unclaimed Merger Consideration. Any portion of the Exchange Fund that remains unclaimed by shareholders of GNTY on a date that is 12 months after the Effective Date may be returned to GBCI, at GBCI’s election. To the extent so returned, holders of GNTY Stock who have not, prior to such time, complied with the provisions of this Section 1.6 will, from such time forward, look only to GBCI for payment of the Per Share Stock Consideration and cash in lieu of fractional shares to which they are entitled and/or unpaid dividends and distributions on the GBCI Shares deliverable with respect to each share of GNTY Stock held by such holders as determined pursuant to this Agreement, in each case, without any interest. Neither GBCI nor GNTY will be liable to any holder of GNTY Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. In the event of a dispute with respect to ownership of GNTY Stock, GBCI and the Exchange Agent shall be entitled to deposit the Per Share Stock Consideration and cash in lieu of fractional shares represented thereby in escrow with an independent third party with instructions to release the Per Share Stock Consideration as determined between the disputing parties promptly upon resolution of the dispute, and thereafter be relieved of any responsibility with respect to any claims thereto.

1.7 Bank Merger. The board of directors of Glacier Bank and the Bank, respectively, have adopted the Bank Merger Agreement and have caused the Bank Merger Agreement to be executed by Glacier Bank and the Bank simultaneously with the execution and delivery of this Agreement. Prior to the Effective Time, GBCI and GNTY, as the sole shareholders of Glacier Bank and the Bank, respectively, shall approve the Bank Merger and the Bank Merger Agreement. Immediately following the Effective Time, Glacier Bank and the Bank shall (a) consummate the Bank Merger and (b) file with the Secretary of State of Montana articles of merger or other such documents, in the form required by and executed in accordance with the relevant provisions of the MBCA. The effect of the Bank Merger shall be as provided in the Bank Merger Agreement, applicable federal and state banking Laws and the applicable provisions of the MBCA.

ARTICLE 2

CLOSING OF TRANSACTION

2.1 Effective Date. The Merger shall be consummated at the Effective Time by the filing with and acceptance by the Secretaries of State of Montana and Texas of Articles of Merger, in the form required by and executed in accordance with the relevant provisions of the MBCA and TBOC (together, the “Articles of Merger”). The Effective Time will be the time specified in the Articles of Merger filed with the Secretaries of State of Montana and Texas, unless no time is specified in the Articles of Merger in which case it shall be the time that the filing is accepted. At the Closing, the parties shall cause the Articles of Merger to be filed with the Secretaries of State of Montana and Texas in accordance with the relevant provisions of the MBCA and the TBOC.

2.2 Events of Closing. Subject to the terms and conditions of this Agreement, unless otherwise agreed by the parties, the parties intend that the Transactions shall be effective as of October 31, 2025; provided, however, if the Transactions are not effective as of October 31, 2025, then the Transactions shall be effective as of the last day of the month occurring not less than five Business Days after fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period, which for the avoidance of doubt is not included for purposes of calculating the five Business Days referred to above) covered by Article 5 (other than those conditions or approvals that by their nature are to be satisfied by action taken at the Closing) (the “Condition Satisfaction”); provided, further (a) GBCI shall not be required to consummate the Transactions on a date other than the last day of the first month immediately following a quarter end (including fiscal year-end 2025), and (b) if the Outside Date is less than five Business Days after the Condition Satisfaction, then the Closing shall occur and be effective on the Outside Date, or, at GBCI’s option, at 12:01 a.m. Mountain Time on the first Business Day after the Outside Date. At or prior to the Closing, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document at the Closing or otherwise defaults under this Agreement prior to the Closing, then the Closing and the Transactions will not occur unless the adversely affected party waives the default.

2.3 Manner and Time of Closing. The Closing will take place remotely via the electronic exchange of documents and signatures on such date as the parties may reasonably agree, at 10:00 a.m. Mountain Time, or such other time as the parties agree.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of GNTY and the Bank. Each of GNTY and the Bank represents and warrants to GBCI and Glacier Bank that, except (a) as set forth in the GNTY SEC Reports filed with the SEC prior to the Execution Date (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosure of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), or (b) as disclosed in the confidential disclosure schedule delivered in connection with this Agreement (which disclosure schedule shall not be deemed a part of this Agreement and shall set forth, among other things, items the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in this Agreement or as an exception to one or more representations or warranties contained in this Section 3.1) (the “Disclosure Schedule”):

3.1.1 Organization and Good Standing; Authority.

(a) GNTY is a corporation duly organized, validly existing and in good standing under the Laws of the State of Texas, is a registered bank holding company pursuant to the BHC Act, and has all requisite corporate power and authority to own and operate its Properties and to carry on its businesses as now conducted. GNTY is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or to be in good standing would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GNTY. True and complete copies of the certificate of formation and bylaws of GNTY, as in effect as of the date of this Agreement, have previously been made available to GBCI. GNTY is not in violation of any of the provisions of its certificate of formation or bylaws.

(b) The Bank is duly organized, validly existing, and in good standing as a national banking association under the Laws of the United States of America, subject to primary regulation, supervision and examination by the OCC, and has all requisite corporate power and authority to own and operate its Properties and to carry on its business as now conducted. The deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950, as amended) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. The Bank is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or to be in good standing would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GNTY. There are no restrictions on the ability of the Bank to pay dividends or distributions, other than restrictions on dividends or distributions generally applicable to similarly situated regulated entities. True and complete copies of the articles of association and bylaws of the Bank, as in effect as of the date of this Agreement, have previously been made available to GBCI. The Bank is not in violation of any of the provisions of its articles of association or bylaws.

(c) Each GNTY Subsidiary (other than the Bank) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary and in which the failure to be so licensed or qualified or in good standing would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on GNTY and (iii) has all requisite power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any such other GNTY Subsidiary to pay dividends or distributions, except as provided by Law or in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. No such Subsidiary is in violation of any of the provisions of the articles or certificate of incorporation or bylaws, certificate of formation or organization, operating or partnership agreement, or comparable organizational documents of such Subsidiary.

(d) This Agreement has been duly executed and delivered by each of GNTY and the Bank and, assuming due and valid authorization, execution and delivery of this Agreement by GBCI and Glacier Bank, is a valid and binding obligation of each of GNTY and the Bank enforceable against GNTY and the Bank, respectively, in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding may be brought (the “General Enforceability Exceptions”).

3.1.2 No Breach or Violation.

(a) Assuming the approval described in Section 5.3.9 is obtained and all Requisite Regulatory Approvals made and/or obtained, as applicable, the execution, delivery and performance of this Agreement does not and will not, and the consummation of the Transactions will not, constitute or result in: (i) a breach or violation of, or a default under, the certificate of formation or articles of association, as applicable, or bylaws of GNTY or the Bank, (ii) assuming that all consents, approvals, authorizations, permits, actions, filings or notifications contemplated by Section 3.1.2(b) have been obtained or made, as applicable, a material violation of any Law, or any governmental or non-governmental permit or license to which either GNTY or any GNTY Subsidiary, or any of their respective Properties or assets is subject, (iii) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any Material Contract, or (iv) any change in the rights or obligations of any party to a Material Contract, except, in the case of clause (iii) and clause (iv), as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GNTY.

(b) The execution, delivery and performance of this Agreement by GNTY and the Bank and the consummation of the Transactions do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for (i) applicable requirements of the Securities Act, including, without limitation, the filing and declaration of effectiveness of the Registration Statement, (ii) applicable requirements of the Exchange Act, (iii) the Requisite Regulatory Approvals, (iv) state securities, takeover and “Blue Sky” Laws, (v) the applicable requirements of the NYSE, (vi) the filing of the Articles of Merger as required by the TBOC and the MBCA, and (vii) any such other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GNTY.

3.1.3 Capital Stock.

(a) The authorized capital stock of GNTY consists of 50,000,000 shares of GNTY Stock, par value $1.00 per share, and 15,000,000 shares of GNTY preferred stock, par value $5.00 per share. A total of 11,345,511 shares of GNTY Stock were issued and outstanding as of the Execution Date, all of which shares were duly authorized, validly issued and are fully paid and nonassessable. No shares of GNTY preferred stock were outstanding as of the Execution Date.

(b) The authorized capital stock of the Bank consists of 10,000,000 shares of common stock, $5.00 par value per share. A total of 972,291 shares of common stock of the Bank are issued and outstanding and owned by GNTY as of the Execution Date. All shares of Bank common stock issued and outstanding as of the Execution Date are owned by GNTY free and clear of all Liens (except as provided under 12 U.S.C. § 55 or any comparable provision of applicable state Law), are duly authorized, validly issued, and are fully paid, and nonassessable.

(c) Schedule 3.1.3(c) sets forth a true and complete list of all Subsidiaries of GNTY (including the Bank), which for the avoidance of doubt includes any Subsidiaries of a Subsidiary, as well as a description of the ownership interest in each Subsidiary (all such Subsidiaries of GNTY, collectively, the “GNTY Subsidiaries”). GNTY owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the GNTY Subsidiaries (other than the Bank, which is covered by subsection (b) above), free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized, validly issued, fully paid, and nonassessable, and were not issued in violation of any preemptive rights. Except for its interests in the GNTY Subsidiaries, GNTY does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person, or any interest in any special purpose entities, limited purpose entities, or qualified special purpose entities.

(d) Except as set forth in Schedule 3.1.3(d) and except for 340,320 shares of GNTY Stock reserved for issuance upon exercise of options duly granted under the GNTY Stock Plan and outstanding as of the Execution Date (the “GNTY Options”) and 8,979 shares of GNTY Restricted Stock outstanding, (i) there are no shares of GNTY Stock reserved for issuance, (ii) there are no outstanding securities or rights convertible into or exchangeable for capital stock of or other equity or voting securities of or an ownership interest in GNTY or any

GNTY Subsidiary, (iii) there are no outstanding subscriptions, options, warrants, stock appreciation, phantom stock, profit participation or similar rights, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights or other agreements or commitments of any nature relating to the acquisition of, or GNTY’s obligation to issue, transfer, redeem, repurchase, sell or register, capital stock of or other equity or voting securities of or an ownership interest in GNTY (or securities or rights convertible into or exchangeable or exercisable for capital stock of or other equity or voting securities of or an ownership interest in GNTY), (iv) there are no voting trusts, shareholders’ agreements, proxies or other agreements or understandings in effect to which GNTY, or, to the Knowledge of GNTY, a director of GNTY, is a party with respect to the voting or transfer of any of the shares of capital stock of or other equity or voting securities of or an ownership interest in GNTY (other than the agreements described in Recital E), and (v) there are no outstanding subscriptions, options, warrants, stock appreciation, phantom stock, profit participation or similar rights, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights or other agreements or commitments of any nature relating to the acquisition of, or any GNTY Subsidiary’s obligation to issue, transfer, redeem, repurchase, sell or register, shares of capital stock of or other voting or equity securities of or ownership interests in any GNTY Subsidiary (or securities or rights convertible into or exchangeable or exercisable for shares of capital stock of or other voting or equity securities of or an ownership interest in any GNTY Subsidiary). The GNTY Stock, together with the securities described in the introductory clause of this Section 3.1.3(d), are referred to as the “GNTY Securities.”

(e) All outstanding shares of GNTY Stock and all outstanding shares of capital stock, voting securities, or other ownership interests in any GNTY Subsidiary, have been issued or granted, as applicable, in compliance in all material respects with the Securities Act, the Exchange Act, and state securities and “Blue Sky” laws (collectively, the “Securities Laws”).

3.1.4 Reports and Financial Statements.

(a) Since January 1, 2022, each of GNTY and the Bank have filed all reports and statements, together with any required amendments to these reports and statements (collectively, the “GNTY Regulatory Reports”), that they were required to file with (i) the Federal Reserve, (ii) the FDIC, and (iii) any other applicable federal or state banking, insurance, or other regulatory authorities, and has paid all material fees and assessments due and payable in connection herewith. Each of the GNTY Regulatory Reports, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(b) GNTY has filed all reports, schedules, registration statements, prospectuses, and other documents, together with all amendments thereto, required to be filed with the SEC since December 31, 2022 (the “GNTY SEC Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the GNTY SEC Reports complied (and each GNTY SEC Report filed subsequent to the date hereof and prior to the Effective Time will comply) in all material respects with applicable Laws and did not or will not, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the GNTY SEC Reports. To the Knowledge of GNTY, no enforcement action by the SEC relating to its disclosures in any GNTY SEC Report is pending or threatened against GNTY or its directors or officers.

(c) Each of GNTY’s balance sheets included in the GNTY Financial Statements has been prepared in conformity with GAAP and fairly presents in all material respects (or, in the case of GNTY Financial Statements to be prepared and filed with the SEC pursuant to GNTY’s reporting obligations under the Exchange Act for periods ending on a date following the Execution Date, will fairly present) the financial position of each of GNTY and the Bank as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders’ equity included in the GNTY Financial Statements, fairly presents in all material respects (or, in the case of GNTY Financial Statements for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders’ equity and cash flows, as the case may be, of each of GNTY and the Bank for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

(d) GNTY maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the businesses of GNTY and the GNTY Subsidiaries. Since January 1, 2022, GNTY has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting, and GNTY has not effected any material change in its internal control over financial reporting.

(e) Since January 1, 2022, to the Knowledge of GNTY, neither GNTY nor any of the GNTY Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, or claim regarding (i) the accounting or auditing practices or procedures (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of GNTY or any GNTY Subsidiary, including any material complaint, allegation, or claim that GNTY or any GNTY Subsidiary has engaged in questionable accounting or auditing practices, or (ii) any material violation of securities laws, breach of fiduciary duty or similar violation by GNTY or any GNTY Subsidiary or any of their respective officers, directors, employees or agents.

(f) The books and records of GNTY and the GNTY Subsidiaries have been accurately maintained in all material respects, and in accordance with the business practices customary in the banking industry, and they fairly reflect the substance of events and transactions included therein. Such books and records comply in all material respects with applicable legal, regulatory, accounting and banking requirements in effect at the time they were produced.

(g) Schedule 3.1.4(g) lists all investments (other than investments in GNTY Subsidiaries and securities issued by any Governmental Authority) owned by GNTY, the Bank, or any other GNTY Subsidiary as of March 31, 2025. All such investments comply with all applicable Laws and regulations, including without limitation the BHC Act.

3.1.5 Properties.

(a) GNTY or the Bank has good and marketable fee simple title to the Owned Real Estate free and clear of any Liens (other than Liens for Taxes not yet delinquent, non-monetary Liens on the Owned Real Estate that do not adversely affect the use or value of the Owned Real Estate in any material respect, pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds, repurchase agreements and any other Liens disclosed in the GNTY Financial Statements and any other Permitted Exceptions). Schedule 3.1.5(a) contains a true and complete list by address of the Owned Real Estate owned by GNTY or the Bank as of the Execution Date. Except as set forth on Schedule 3.1.5(a), neither GNTY nor any GNTY Subsidiary: (i) lease or grant any Person (other than another GNTY Subsidiary) the right to occupy all or any part of the Owned Real Estate; (ii) other than to GBCI, has granted any Person an option, right of first offer, or right of first refusal to purchase such Owned Real Estate or any portion thereof or interest therein; or (iii) has received written notice of any pending, or, to the Knowledge of GNTY, threatened, condemnation proceeding affecting any Owned Real Estate or any portion thereof or interest therein. Neither GNTY nor any GNTY Subsidiary is a party to any agreement or option to purchase any real property or interest therein.

(b) Schedule 3.1.5(b) contains a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto) as of the Execution Date for each Leased Real Estate (including the date and name of the parties to such Lease document). GNTY has delivered to GBCI a true and complete copy of each such Lease. With respect to each of the Leases: (i) such Lease is a legal, valid, binding and enforceable obligation of GNTY or a GNTY Subsidiary, as applicable, and in full force and effect; (ii) neither GNTY nor any GNTY Subsidiary nor, to the Knowledge of GNTY, any other party to the

Lease, is in breach or default under such Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a breach or default on the part of GNTY or any GNTY Subsidiary under such Lease; (iii) GNTY’s or a GNTY Subsidiary’s possession and quiet enjoyment of the Leased Real Estate under such Lease has not been disturbed, and to the Knowledge of GNTY, there are no disputes with respect to such Lease; and (iv) there are no Liens on the estate created by such Lease (other than Liens for Taxes not yet delinquent, non-monetary Liens on the estate created by such Lease that do not adversely affect the use or value of such estate in any material respect, pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements). Neither GNTY nor any GNTY Subsidiary has assigned, pledged, mortgaged, hypothecated, or otherwise transferred any Lease or any interest therein nor has GNTY or any GNTY Subsidiary subleased, licensed, or otherwise granted any Person (other than another GNTY Subsidiary) a right to use or occupy such Leased Real Estate or any portion thereof.

(c) The Owned Real Estate identified in Schedule 3.1.5(a) and the Leased Real Estate identified in Schedule 3.1.5(b) comprise all of the real property used or intended to be used in, or otherwise related to, the business of GNTY or any GNTY Subsidiary (collectively, the “Real Property”). To the Knowledge of GNTY, all buildings and structures on the Real Property and the equipment located thereon are in all material respects (i) in good operating condition and repair (ordinary wear and tear excepted) and (ii) in conformance with all ordinances, regulations, zoning and other Laws.

(d) GNTY has delivered to GBCI true, accurate and complete copies of each of the following to the extent in the possession or control of GNTY or its GNTY Subsidiaries and in any way related to the Real Property: (i) title policies together with legible copies of all underlying exceptions, (ii) zoning reports and zoning letters, and (iii) licenses and permits necessary for the use and occupancy of such real property for its current use. To the Knowledge of GNTY, no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies that would interfere with the current use and occupancy of the Real Property (other than Liens for Taxes not yet delinquent).

(e) GNTY and each GNTY Subsidiary are in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, on-premises ATMs, security systems, safe deposit boxes (exclusive of contents), vaults, sign structures and other tangible personal property and assets owned, leased, or used by GNTY or any GNTY Subsidiary, free and clear of all Liens (other than Liens for Taxes not yet delinquent, non-monetary Liens on the tangible personal property that do not adversely affect the use or value of the tangible personal property in any material respect, pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements).

(f) Schedule 3.1.5(f) lists all of the Bank’s existing branches and offices, all off-site ATMs, and all new branches or offices that the Bank has applied to establish or purchase, along with the estimated cost to establish or purchase those new branches.

3.1.6 Environmental Matters.

(a) For purposes of this Agreement, the following definitions apply:

(i) “Subject Properties” with respect to GNTY and the GNTY Subsidiaries means (A) all real property at which its businesses have been conducted, and any property where under any Environmental Law it or any GNTY Subsidiary is deemed to be the present or past owner or operator of the property; (B) any facility in which it is or was the owner or operator of the facility; and (C) all other real property that, for purposes of any Environmental Law, it otherwise would be deemed to be a present or past owner or operator of or as otherwise having control over during the five years prior to the Execution Date.

(ii) “Environmental Laws” means all federal, state and local environmental, health, and safety Laws, regulations, orders, authorizations, common Law and agency requirements relating to: (A) the protection or restoration of the environment, health and safety as it relates to exposures to Hazardous Substances or natural resource damages, (B) the handling, use, transportation, treatment, storage, presence, disposal, release or threatened release of, or exposure to, any Hazardous Substance, or (C) wetlands, indoor air quality, pollution, contamination or any injury or threat of injury to persons or property from exposure to any Hazardous Substance, including without limitation the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, and the Federal Clean Air Act, each as amended, and including their respective state counterparts.

(iii) “Hazardous Substances” means any substance, material or waste that is (A) defined as a “hazardous substance,” “pollutant or contaminant,” or “hazardous waste” or otherwise regulated pursuant to any Environmental Law, or (B) petroleum or a petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, or any other substance defined as “hazardous,” “dangerous,” or “toxic” under any Environmental Law.

(b) To the Knowledge of GNTY, the Subject Properties currently owned, operated or leased are, and the Subject Properties owned, operated, or leased at any time during the past five years was at the time owned, operated, or leased, in material compliance with all applicable Environmental Laws, and to the Knowledge of GNTY, no circumstances exist, or existed at the time a Subject Properties, which is no longer owned, operated or leased, was owned, operated, or leased, that would result in a material violation of such Environmental Laws.

(c) To the Knowledge of GNTY, none of the following exist and no reasonable basis for any of the following exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving GNTY, its GNTY Subsidiaries or any Subject Properties, relating to:

(i) an asserted liability of GNTY or any GNTY Subsidiaries, or any prior owner, occupier, or user of the Subject Properties under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

(ii) the handling, storage, use, transportation, removal, release or disposal of Hazardous Substances;

(iii) the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within the Subject Properties into the air, water, surface water, ground water, land surface, or subsurface strata; or

(iv) personal injuries or damage to the Subject Properties related to or arising out of the release, use or disposal of Hazardous Substances.

(d) Except as disclosed on Schedule 3.1.6(d), to the Knowledge of GNTY, no drums, barrels or storage tanks underground or similar vessels containing Hazardous Substances are present on the Subject Properties currently owned, operated, or leased by GNTY or its GNTY Subsidiaries, or, if present, none of such vessels is leaking and each of them is in material compliance with all applicable Environmental Laws. With respect to any Subject Properties, except as would be in material compliance with applicable Environmental Laws, neither GNTY nor the Bank owns, possesses or controls any PCBs, PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material. Any asbestos or asbestos-containing material on the Subject Properties currently owned by GNTY or its GNTY Subsidiaries, is properly contained in compliance with all applicable Environmental Laws in all material respects, and to the Knowledge of GNTY, there is no threat that asbestos or asbestos-containing material will be released into the environment in violation of Environmental Law in the present condition of such asbestos or asbestos-containing material as such Subject Properties are currently operated. To the Knowledge of GNTY, no Hazardous Substances have been discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on or from any Subject Properties, except in compliance in all material respects with applicable Environmental Laws.

(e) To the Knowledge of GNTY, no part of the Subject Properties has been subject to, or is scheduled for, investigation, monitoring or other remedial action under any applicable Environmental Law.

(f) To the Knowledge of GNTY, no condition from, on or under the Subject Properties exists with respect to the Subject Properties that would require remedial action by GNTY or any GNTY Subsidiaries under applicable Environmental Laws.

3.1.7 Taxes.

(a) Tax Returns and Payment of Taxes. GNTY and each GNTY Subsidiary have duly and timely filed or caused to be filed (taking into account any valid extensions) all income and other material Tax Returns required by Law to be filed by each of them. Such Tax Returns are true, complete and correct in all material respects. Neither GNTY nor any GNTY Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return (excluding automatic extensions obtained in the ordinary course of business). All income and other material Taxes due and owing by GNTY or any GNTY Subsidiary (whether or not shown on any Tax Return) have been timely paid to the appropriate Governmental Authority or, where payment is not yet due, GNTY has made an adequate provision for such Taxes in the GNTY Financial Statements (in accordance with GAAP). None of GNTY or any GNTY Subsidiary has incurred any material liability for Taxes since the date of GNTY’s most recent financial statements outside the ordinary course of business or otherwise inconsistent with past practice.

(b) Availability of Tax Returns. GNTY has made available to GBCI complete and accurate copies of all U.S. federal, state, local and non-U.S. income and franchise Tax Returns filed by or on behalf of GNTY or any of its Subsidiaries for any Tax period after January 1, 2023.

(c) Withholding. GNTY and the GNTY Subsidiaries have at all times withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor, customer, shareholder or other third party, and complied in all material respects with all information reporting and backup withholding provisions of applicable Law.

(d) Liens. There are no Liens for Taxes upon the assets of GNTY or any GNTY Subsidiary other than for Taxes not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been made in the GNTY Financial Statements.

(e) Tax Deficiencies and Audits. No deficiency for any amount of income or other material Taxes which has been proposed, asserted or assessed in writing by any Governmental Authority against GNTY or any GNTY Subsidiary remains unpaid or otherwise outstanding. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of GNTY or any GNTY Subsidiary. There are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or pending with respect to any income or other material Taxes of GNTY or any of its GNTY Subsidiaries of which GNTY has Knowledge. There are no Tax Returns filed by or on behalf of GNTY or any of its Subsidiaries for taxable periods ended on or after January 1, 2020 that have been audited or are the subject of an audit.

(f) Tax Jurisdictions. No claim by any Governmental Authority in a jurisdiction in which neither GNTY nor any GNTY Subsidiary files or has filed Tax Returns has been received by GNTY or any GNTY Subsidiary since January 1, 2020, asserting that GNTY or any GNTY Subsidiary is or may be subject to Tax in that jurisdiction, which claim is unresolved.

(g) Tax Rulings. None of GNTY or any GNTY Subsidiary have requested or are the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any taxing authority with respect to any Taxes, nor is any such request outstanding.

(h) Consolidated Groups, Transferee Liability and Tax Agreements. None of GNTY or any GNTY Subsidiary (i) have been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis (except for a group of which GNTY or any GNTY Subsidiary is the parent), or (ii) have any liability for Taxes of any Person (other than GNTY or any GNTY Subsidiary) under Treasury Regulations Section 1.1502-6 (or any comparable provision of local, state or foreign Law), as a transferee or successor, or by contract (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), or otherwise, or (iii) are a party to, bound by or has any liability under any Tax sharing, allocation or indemnification agreement or arrangement (except for such agreements or arrangements solely between GNTY and/or any GNTY Subsidiary and except for commercial agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).

(i) Post-Closing Tax Items. GNTY and the GNTY Subsidiaries will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the date of Closing as a result of any (i) material change in method of accounting for a taxable period ending on or prior to the Effective Date made prior to the Closing, (ii) “closing agreement” as described in IRC Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law) executed prior to the date of Closing, (iii) installment sale or open transaction disposition made prior to the date of Closing, or (iv) prepaid amount received on or prior to the date of the Closing.

(j) IRC Section 355. None of GNTY, the Bank or any other GNTY Subsidiary have been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in IRC Section 355 in the two (2) years prior to the date of this Agreement.

(k) Listed Transactions. None of GNTY, the Bank, or any other GNTY Subsidiary have participated in, or a promoter of, a “listed transaction” within the meaning of IRC Section 6707A(c)(2) and Treasury Regulations 1.6011-4(b)(2).

(l) IRC Section 101(j). GNTY, the Bank, and each GNTY Subsidiary are in compliance with the notice and consent requirements under IRC Section 101(j) with respect to any Bank-owned life insurance policies or similar plans and related agreements.

3.1.8 Regulatory Matters.

(a) Since January 1, 2022, GNTY and each GNTY Subsidiary have complied in all material respects with, and are not in default or violation in any material respect of, (i) any applicable Laws, including without limitation all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Real Estate Settlement Procedures Act and Regulation X and any other Laws or regulations relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, and all requirements relating to the origination, sale and servicing of mortgage and consumer loans and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of Personal Information, and GNTY has no Knowledge of, nor has it received since January 1, 2022, written notice of, any defaults or violations of any applicable Law.

(b) GNTY and each GNTY Subsidiary have implemented measures regarding cybersecurity that are, in all material respects, commercially reasonable and consistent with applicable data privacy and security Laws.

(c) None of GNTY or any GNTY Subsidiary are a party to any cease and desist order, written agreement, or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or are subject to any order or directive by, or are a recipient of any extraordinary supervisory letter from, or have adopted any board resolutions that continue to be effective on or after the Execution Date at the request of, federal or state regulatory authorities, nor have any of them been advised by, or have any Knowledge of facts which could give rise to an advisory notice by, such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

(d) Since January 1, 2022, each of GNTY and the GNTY Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which they serve as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law. None of GNTY, any GNTY Subsidiary, or any director, officer, or employee of GNTY or any GNTY Subsidiary have committed any material breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account accurately reflect in all material respects the assets of such fiduciary account. Neither GNTY nor any of GNTY Subsidiary has received any written, or to the Knowledge of GNTY oral, customer demands, complaints or other communications that are unresolved and which assert facts or circumstances that would, if true, constitute a breach of trust with respect to any fiduciary or agency account.

(e) None of GNTY or any GNTY Subsidiary, nor, to the Knowledge of GNTY, any of their respective directors, officers, employees, agents, or any other persons acting on their behalf, (i) have violated the Foreign Corrupt Practices Act, 15 U.S.C. Sections 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (ii) have made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other person while knowing or having a reasonable belief that the person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision, (iii) have paid, accepted or received any unlawful contributions, payments, expenditures or gifts, (iv) have violated or operated in noncompliance with any export restrictions, money laundering Law, anti-terrorism Law or regulation, anti-boycott regulations or embargo regulations, or (v) are currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

(f) To the extent that either GNTY or the Bank has originated or otherwise participated in any program or benefit created or modified by the Covid-19 Relief Acts, including but not limited to the PPP, it has done so in good faith and in material compliance with all Laws governing such program, including but not limited to all regulations and guidance issued by the Small Business Administration with respect to loans originated pursuant to or in association with the PPP.

(g) As of the Execution Date, each of GNTY and the Bank maintains regulatory capital ratios that exceed the levels established for “well-capitalized” institutions (as such term is defined in the relevant regulation of the institution’s primary bank regulator). As of the Execution Date, neither GNTY nor the Bank has received any notice from a Governmental Authority that its status as “well-capitalized” or that the Bank’s Community Reinvestment Act rating will change within one year from the date of this Agreement.

3.1.9 Material Contracts.

(a) Except for arrangements which may be made after the date and in accordance with the terms of this Agreement, Leases or any Plans or Compensation Plans, none of GNTY or any GNTY Subsidiary are bound by any Material Contract that has not been set forth in Schedule 3.1.9(a). For purposes of this Agreement, a “Material Contract” is a contract, agreement, or arrangement to which GNTY or the Bank is a party that:

(i) contains a non-compete or client or customer non-solicit requirement or any other provisions that materially restricts the conduct of, or the manner of conducting, any line of business of GNTY or any GNTY Subsidiary;

(ii) obligates GNTY or any GNTY Subsidiary to conduct business with any third party on an exclusive or preferential basis;

(iii) grants any right of first refusal, right of first offer or similar right with respect to any assets, rights, or Properties of GNTY or any GNTY Subsidiary;

(iv) limits the payment of dividends by GNTY or any GNTY Subsidiary;

(v) relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement with any third party, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(vi) provides for payments to be made by GNTY or any GNTY Subsidiary upon a change in control thereof;

(vii) provides for indemnification by GNTY or any GNTY Subsidiary of any Person, except for contracts entered into in the ordinary course of business providing for indemnification that, given the nature of the contract, is customarily provided;

(viii) is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $100,000 per annum (other than any such contracts which are terminable by GNTY or any GNTY Subsidiary on 30 days or less notice without any required payment or other conditions, other than the condition of notice);

(ix) involves capital expenditures in excess of $100,000 per project or series of related projects, or $250,000 in the aggregate;

(x) is a contract, agreement, or arrangement to which any Affiliate, officer, director, employee or consultant of GNTY or any GNTY Subsidiary is a party or beneficiary (except with respect to loans to, or deposit or asset management accounts of, directors, officers and employees entered into in the ordinary course of business and in accordance with all applicable regulatory requirements with respect to it);

(xi) would prevent, materially delay or materially impede GNTY’s ability to consummate the Merger or the other transactions contemplated hereby;

(xii) contains a put, call or similar right pursuant to which GNTY or any GNTY Subsidiary could be required to purchase or sell, as applicable, any equity interests of any Person or assets;

(xiii) provides for the sale of Personal Information, or the transfer of Personal Information for marketing purposes, by or on behalf of GNTY or any of its Subsidiaries to any third party, in each case of this clause (xiii), where the sale or transfer of Personal Information is material to the conduct of the businesses of GNTY and its Subsidiaries, taken as a whole; or

(xiv) is otherwise not entered into in the ordinary course of the business of GNTY or any GNTY Subsidiary or is to be performed after the Execution Date and is material to the operations of GNTY or any GNTY Subsidiary or to GNTY’s financial condition or results of operations on a consolidated basis.

(b) (i) Each Material Contract is a valid and legally binding agreement of GNTY or any GNTY Subsidiary, as applicable, and, to the Knowledge of GNTY, the counterparty or counterparties thereto, is enforceable in accordance with its terms (except as may be limited by the General Enforceability Exceptions) and is in full force and effect; (ii) GNTY or a GNTY Subsidiary have duly performed all material obligations required to be performed by it prior to the date hereof under each Material Contract; (iii) none of GNTY or a GNTY

Subsidiary and, to the Knowledge of GNTY, any counterparty or counterparties, are in breach of any material provision of any Material Contract; and (iv) to the Knowledge of GNTY and except as set forth in Schedule 3.1.9(b), no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of GNTY or a GNTY Subsidiary under any such Material Contract or provide any party thereto with the right to terminate such Material Contract. Schedule 3.1.9(b) sets forth a true and complete list of all Material Contracts pursuant to which consents, notices or waivers are required, in each case, prior to the performance by GNTY or the Bank of this Agreement and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby.

3.1.10 Compliance. Except as has not and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GNTY, each of GNTY and the GNTY Subsidiaries has at all times since January 1, 2022, been in compliance with all applicable Laws and had all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit GNTY and each GNTY Subsidiary to carry on their respective businesses as they are presently conducted. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the Knowledge of GNTY, no suspension or cancellation of any of them is threatened.

3.1.11 Litigation. No material litigation, arbitration, proceeding or controversy before any Governmental Authority is pending on behalf of GNTY, the Bank (other than routine foreclosure and collection proceedings), or any other GNTY Subsidiary, and there is no material pending litigation, arbitration, claim, action, proceeding or, to the Knowledge of GNTY, investigation against GNTY, the Bank, or any other GNTY Subsidiary and, to the Knowledge of GNTY, no such litigation, arbitration, claim, action, investigation or proceeding has been threatened or is contemplated.

3.1.12 No Material Adverse Effect. Since December 31, 2024, (a) GNTY and the GNTY Subsidiaries have conducted their respective businesses only in the ordinary course of business, and (b) there has been no event that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GNTY.

3.1.13 Shareholder List. GNTY has provided to GBCI a list of its shareholders as of the most recent practicable date. To GNTY’s Knowledge, the shareholder list provided is a true and correct list of the names and holdings of all record holders of the GNTY Stock as of the date thereof, subject to de minimis defects and variations.

3.1.14 Asset Classification.

(a) Schedule 3.1.14(a) sets forth a list, accurate and complete, as of December 31, 2024, and as of March 31, 2025, except as otherwise expressly noted, and separated by category of classification or criticism (“Asset Classification”), of the aggregate amounts of loans (including loans originated pursuant to or in association with the PPP), extensions of credit and other assets of GNTY and the Bank that have been criticized or classified by any internal audit conducted by GNTY and/or the Bank, taking into account any assets that have been criticized or classified by any Governmental Authority.

(b) No amounts of the Bank’s loans, extensions of credit or other assets that have been classified by the Bank, in each case consistent with GAAP or applicable regulatory requirements, as “Other Assets Especially Mentioned,” “Substandard,” “Doubtful,” “Loss,” or words of similar effect as of December 31, 2024, or as of March 31, 2025, are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by GNTY or the Bank before the Execution Date.

3.1.15 Risk Management Instruments.

(a) All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of GNTY, a GNTY Subsidiary or for the account of a customer of GNTY or a GNTY Subsidiary, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any regulatory agency, in all material respects, and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of GNTY or a GNTY Subsidiary enforceable in accordance with their terms (except as may be limited by the General Enforceability Exceptions), and are in full force and effect.

(b) GNTY and each GNTY Subsidiary have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to GNTY’s Knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.1.16 Insurance. GNTY and the Bank have taken all requisite action (including the making of claims and the giving of notices) under their respective directors’ and officers’ liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to any of them (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 3.1.16 lists all insurance policies maintained by GNTY and the GNTY Subsidiaries within the prior five years, including, without limitation, all directors’ and officers’ liability and employee fiduciary policies.

3.1.17 Labor Matters.

(a) None of GNTY or any GNTY Subsidiary are a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. Neither GNTY nor any GNTY Subsidiary is the subject of any material proceeding: (i) asserting that it has committed an unfair labor practice or (ii) seeking to compel it to bargain with any labor organization as to wages or conditions of employment. No strike involving GNTY or any GNTY Subsidiary is pending or, to the Knowledge of GNTY, threatened. GNTY has no Knowledge of any activity involving any Employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

(b) GNTY has made available to GBCI all personnel manuals, handbooks, or policies, rules or procedures applicable to Employees and the terms of their employment, and all such applicable materials are listed on Schedule 3.1.17(b). Each of GNTY and its GNTY Subsidiaries are and since January 1, 2022, have been in compliance in all material respects with all applicable Laws respecting hiring and employment, including but not limited to, discrimination or harassment in employment, retaliation, reasonable accommodation, terms and conditions of employment, termination of employment, wages, overtime classification, hours, leaves of absence, occupational safety and health, employee whistle-blowing, immigration, employee privacy, employment practices and classification of employees, consultants and independent contractors. Other than as listed on Schedule 3.1.17(b), no Employee has an express or implied contract or agreement that prohibits such person from being dismissed immediately and without prior notice to such Employee and without liability to GNTY or any GNTY Subsidiary (other than for salary or wages for time worked and benefits earned prior to the date of such termination). GNTY has provided to GBCI a true and complete list of all independent contractors and consultants to GNTY or a GNTY Subsidiary, including such contractor or consultant’s name, date of commencement, and rate of compensation payable, and all such consultants can be terminated immediately and without prior notice to the consultant.

(c) Since January 1, 2022, (i) to the Knowledge of GNTY, no allegations of sexual harassment, other unlawful harassment, or discrimination or unlawful retaliation have been made to GNTY or any GNTY Subsidiary or, to the Knowledge of GNTY, otherwise threatened, in each case, against any current or former employee, director, or officer of GNTY or any GNTY Subsidiary, (ii) to the Knowledge of GNTY, no incidents of sexual harassment, other unlawful harassment, or other unlawful discrimination or retaliation have occurred against any current or former employee, director, or officer of GNTY or any GNTY Subsidiary, and (iii) neither GNTY nor any GNTY Subsidiary has entered into any settlement agreement related to allegations of sexual harassment, other unlawful harassment or other unlawful discrimination or retaliation against any current or former employee, director, or officer of GNTY or any GNTY Subsidiary.

3.1.18 Employee Benefits.

(a) GNTY has no ERISA Affiliates (other than the Bank and the Bank’s Subsidiaries).

(b) For purposes of this Agreement, “Plan,” or “Plans,” individually or collectively, means any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by GNTY, the Bank or any other GNTY Subsidiary, as the case may be. GNTY and the GNTY Subsidiaries are not now nor, within the past six years, have been a contributing employer to, or sponsor of, a “multiemployer plan” within the meaning of ERISA Section 3(37) or 4001(a)(3) or a single employer plan subject to Title IV of ERISA.

(c) Schedule 3.1.18(c) sets forth a list, as of the Execution Date, of (i) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and (ii) all other material employee benefit plans, programs, policies, agreements, collective bargaining agreements, or other arrangements providing for compensation, severance, incentive compensation, bonuses, performance awards, or other compensation, or for fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded, and whether or not subject to ERISA, that is or has been sponsored, maintained, contributed to, or required to be contributed to, by GNTY or any GNTY Subsidiary for the benefit of any employees or former employees of GNTY or any GNTY Subsidiary (collectively, “Employees”), including, without limitation, all salary continuation or supplementation agreements between GNTY or any GNTY Subsidiary and any of their respective officers, directors, or employees (collectively, the “Compensation Plans”). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, summary of material modifications, governmental filings (on Form 5500 series or otherwise, including without limitation “top hat” statements filed pursuant to 29 CFR 2520.104-23) and actuarial reports relating to such Compensation Plans), including plan documents and related amendments, and all material correspondence relating to any Compensation Plan from or with any Governmental Authority in the last five years, as well as each plan’s most recent determination, opinion, or advisory letter from the Internal Revenue Service, if any, have been made available to GBCI.

(d) All of the Compensation Plans have been maintained, and are in compliance (both in form and operation) in all material respects with, any applicable Laws, including ERISA and the IRC. Each Plan that is an “employee pension benefit plan” within the meaning of ERISA Section 3(2) and that is intended to be qualified under IRC Section 401(a), has either received a favorable determination letter from the Internal Revenue Service or consists of a master, prototype, or volume submitter plan which has received an opinion or advisory letter from the Internal Revenue Service and, as of the date hereof no such determination letter has been revoked, no revocation has been threatened, and, to the Knowledge of GNTY, nothing has occurred since the date of such letter that would reasonably be expected to adversely affect the qualified status of each such Plan. All such Plans have been timely amended for all such requirements. No litigation, audit, or investigation relating to the Compensation Plans is pending or, to the Knowledge of GNTY, threatened. To the Knowledge of GNTY, there has been no “non-exempt prohibited transaction”, as such term is defined in ERISA Section 406 or IRC Section 4975, with respect to any Plan and neither GNTY nor any GNTY Subsidiary has engaged in such non-exempt prohibited transactions with respect to any Plan.

(e) All contributions required to be made under the terms of any Plans have been timely made and paid in full or, to the extent not required to be made or paid on or before the date of this Agreement, have been accrued and reflected in the GNTY Financial Statements. Neither GNTY nor the GNTY Subsidiaries are subject to any material liability or penalty under IRC Sections 4976 through 4980 or Title I of ERISA. None of GNTY or any GNTY Subsidiary have provided, or are required to provide, security to any Plan under IRC Sections 401(a)(29) or 412(f) of ERISA Sections 306 and 307.

(f) Except as required by IRC Section 4980B or Part 6 of Subtitle B of Title I of ERISA (or any similar state Law), neither GNTY nor any GNTY Subsidiary have any material obligations for retiree health or life benefits.

(g) No provision of the documents governing any Plan contains restrictions on the rights of GNTY or any GNTY Subsidiary or their successors to amend, merge, or terminate any Plan without incurring liability under such Plan other than normal liabilities for benefits and administrative costs incident to such amendment, merger or termination. Neither GNTY nor any GNTY Subsidiary has a commitment or obligation, or has made any representations, to any employee, officer, director, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Plan or any collective bargaining agreement, in connection with the consummation of the Transactions or otherwise.

(h) Except as disclosed in Schedule 3.1.18(h), the Transactions (either alone or upon the occurrence of any additional or subsequent events) will not result in (i) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (ii) any increase in benefits under any Compensation Plan, (iii) payment of any severance, true-up, change in control, or similar payments or compensation or any forgiveness of any indebtedness under any Compensation Plan, or (iv) result in an “excess parachute payment” within the meaning of IRC Section 280G(b). All payments set forth in Schedule 3.1.18(h) have been properly accrued in accordance with GAAP.

(i) Except as disclosed in Schedule 3.1.18(i), neither GNTY nor any GNTY Subsidiaries maintain an executive supplemental retirement plan or similar arrangement for any current or former officers, directors, or employees.

(j) All required reports and descriptions (including, but not limited to, Form 5500 annual reports, summary annual reports, summary plan descriptions, and summary of material modifications) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the IRC with respect to each Plan in all material respects. The requirements of COBRA and any applicable state continuation laws have been met with respect to each applicable Plan in all material respects.

(k) Each Compensation Plan that is subject to IRC Section 409A has been operated in all material respects in compliance with, and is in documentary compliance with such section and all applicable regulations and regulatory guidance (including, without limitation, proposed regulations, notices, and rulings).

3.1.19 Required Vote; Takeover Laws.

(a) The affirmative vote of the holders of two thirds of the outstanding shares of GNTY Stock entitled to vote is necessary to approve this Agreement and the Merger on behalf of GNTY. No other vote of the shareholders of GNTY is required by Law, GNTY’s certificate of formation or bylaws, or otherwise to approve this Agreement and the Transactions contemplated by this Agreement.

(b) GNTY and the Bank have taken all action required to be taken in order to exempt this Agreement and the Transactions from, and this Agreement and the Transactions are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “business combination,” or other antitakeover Laws and regulations of any state, including, without limitation, the State of Texas, applicable to it (collectively, “Takeover Laws”). GNTY and the Bank have taken all action required to be taken by them in order to make this Agreement and the Transactions comply with, and this Agreement and the Transactions do comply with, the requirements of any articles, sections, or provisions of the certificate of formation or articles of association, as applicable, and bylaws of GNTY and the Bank concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement,” or other related provisions (collectively, the “Takeover Provisions”). GNTY has no shareholder rights plan, “poison pill,” or similar plan.

3.1.20 Fairness Opinion. Prior to the execution of this Agreement, the board of directors of GNTY has received an opinion (which if initially rendered orally, has been or will be confirmed in a written opinion dated the same date) from KBW, to the effect that, as of the date thereof and based upon and subject to the terms, conditions and qualifications set forth therein, the total per share consideration to be received by the holders of GNTY Stock (consisting of the Per Share Stock Consideration and the special dividend payable pursuant to Section 4.14.1, taken together) is fair, from a financial point of view, to the holders of GNTY Stock (the “Fairness Opinion”). Such Fairness Opinion has not been amended or rescinded as of the date of this Agreement.

3.1.21 Broker’s or Finder’s Fees. Except for the fees of KBW to obtain the Fairness Opinion and for advisory services relating to the Transactions pursuant to an agreement that has been disclosed to GBCI, no agent, broker, Person or firm acting on behalf of GNTY or any GNTY Subsidiary, or under their authority, is or will be entitled to any commission, broker’s, finder’s or financial advisory fee in connection with the Transactions.

3.1.22 Tax Treatment of Merger. To the Knowledge of GNTY, there is no fact or circumstance relating to it or its Subsidiaries that would reasonably be expected to prevent the Merger from qualifying as a reorganization under IRC Section 368(a).

3.1.23 No Other Representations or Warranties.

(a) Except for the representations and warranties made by GNTY and the Bank in this Section 3.1, none of GNTY, any GNTY Subsidiary or any other Person makes any representations or warranties on behalf of GNTY or any GNTY Subsidiary.

(b) GNTY and the Bank acknowledge and agree that GBCI and Glacier Bank have not made and are not making, and GNTY and the Bank have not relied upon, any express or implied representation or warranty other than those contained Section 3.2.

3.2 Representations and Warranties of GBCI and Glacier Bank. Each of GBCI and Glacier Bank represents and warrants to GNTY and the Bank that, except (a) as set forth in the GBCI SEC Reports filed with the SEC prior to the Execution Date (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), or (b) as disclosed in a Schedule to this Agreement (which shall not be deemed a part of this Agreement):

3.2.1 Organization and Good Standing; Authority.

(a) GBCI is a corporation duly organized, validly existing and in good standing under the Laws of the State of Montana, is a registered bank holding company pursuant to the BHC Act, and has all requisite corporate power and authority to own and operate its Properties and to carry on its businesses as now conducted. GBCI is not in violation of any of the provisions of its articles of incorporation or bylaws.

(b) Glacier Bank is a corporation duly organized, validly existing and in good standing under the Laws of the State of Montana, is a Montana state-chartered bank and has all requisite corporate power and authority to own and operate its Properties and to carry on its business as now conducted. The deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950, as amended) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened.

(c) Each GBCI Subsidiary (other than Glacier Bank) is either a statutory trust, a limited liability company or a corporation that is, to the Knowledge of GBCI, duly organized, validly existing and in good standing under the Laws of its state of incorporation or organization and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted, except for those jurisdictions where the failure to have such power or authority would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI.

(d) This Agreement has been duly executed and delivered by each of GBCI and Glacier Bank and, assuming due and valid authorization, execution and delivery of this Agreement by GNTY and the Bank, is a valid and binding obligation of each of GBCI and Glacier Bank enforceable against GBCI and Glacier Bank, respectively, in accordance with its terms, except for the General Enforceability Exceptions.

3.2.2 No Breach or Violation.

(a) The execution, delivery and performance (assuming all Requisite Regulatory Approvals are duly made and/or obtained) of this Agreement does not and will not, and the consummation (assuming all Requisite Regulatory Approvals are duly made and/or obtained) of the Transactions will not, constitute or result in: (i) a breach or violation of, or a default under, the articles of incorporation or bylaws of GBCI or Glacier Bank, (ii) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which GBCI or any GBCI Subsidiary or its assets or properties is bound or to which it is a party (collectively, the “GBCI Contracts”), (iii) assuming that all consents, approvals, authorizations, permits, actions, filings or notifications contemplated by Section 3.2.2(b) have been obtained or made, as applicable, a material violation of any Law or any governmental or non-governmental permit or license to which either GBCI or any GBCI Subsidiary, or any of their respective Properties or assets is subject, or (iv) any change in the rights or obligations of any party to a GBCI Contract, except, in the case of clause (ii) and clause (iv), as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI. No other corporate proceedings or action is required to be taken by it relating to the performance by it of this Agreement or the consummation of the Transactions.

(b) The execution, delivery and performance of this Agreement by GBCI and Glacier Bank and the consummation of the Transactions do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for (i) applicable requirements of the Securities Act, including, without limitation, the filing and declaration of effectiveness of the Registration Statement, (ii) applicable requirements of the Exchange Act, (iii) the Requisite Regulatory Approvals, (iv) state securities, takeover and “Blue Sky” Laws, (v) the applicable requirements of the NYSE, (vi) the filing of the Articles of Merger as required by the TBOC and the MBCA, and (vii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI.

3.2.3 Capital Stock. The authorized capital stock of GBCI consists of 1,000,000 shares of GBCI Preferred Stock and 234,000,000 shares of GBCI Common Stock. No shares of GBCI Preferred Stock are outstanding, and a total of 118,548,813 shares of GBCI Common Stock were issued and outstanding as of May 31, 2025, all of which were validly issued and are fully paid and nonassessable. As of such date, there were no options, warrants, conversion privileges or other rights to acquire shares of GBCI Common Stock or any other security of GBCI issued and outstanding, except as disclosed in the GBCI SEC Reports.

3.2.4 Reports and Financial Statements.

(a) Since January 1, 2022, GBCI and each GBCI Subsidiary has filed all material reports and statements, together with any required amendments to these reports and statements (collectively, the “GBCI Regulatory Reports”), that they were required to file with (i) the Federal Reserve, (ii) the FDIC, and (iii) any other applicable federal or state banking, insurance, or other regulatory authorities, and has paid all material fees and assessments due and payable in connection herewith. Each of the GBCI Regulatory Reports, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(b) GBCI has filed all material reports, schedules, registration statements, prospectuses, and other documents, together with all amendments thereto, required to be filed with the SEC since December 31, 2022 (the “GBCI SEC Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the GBCI SEC Reports complied (and each GBCI SEC Report filed subsequent to the date hereof and prior to the Effective Time will comply) in all material respects with applicable Laws and did not or will not, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the GBCI SEC Reports. To the Knowledge of GBCI, no enforcement action by the SEC relating to its disclosures in any GBCI SEC Report is pending or threatened against GBCI or its directors or officers.

(c) Each of GBCI’s balance sheets included in the GBCI Financial Statements has been prepared in conformity with GAAP and fairly presents in all material respects (or, in the case of GBCI Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of GBCI and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders’ equity included in the GBCI Financial Statements, fairly presents in all material respects (or, in the case of GBCI Financial Statements to be prepared and filed with the SEC pursuant to GBCI’s reporting obligations under the Exchange Act for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders’ equity and cash flows, as the case may be, of GBCI and its Subsidiaries for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

(d) GBCI maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the businesses of GBCI and the GBCI Subsidiaries. Since January 1, 2022, GBCI has not identified any material weaknesses in the design or operation of its internal control over financial reporting, and GBCI has not effected any material change in its internal control over financial reporting.

(e) The books and records of GBCI and the GBCI Subsidiaries have been accurately maintained in all material respects, and in accordance with the business practices customary in the banking industry, and they fairly reflect the substance of events and transactions included therein. Such books and records comply in all material respects with applicable legal, regulatory, accounting and banking requirements in effect at the time they were produced.

3.2.5 Financing and Shares Available. GBCI has, and at the Effective Time will have, (a) sufficient cash and cash equivalents on hand to pay cash in lieu of fractional shares; and (b) a sufficient number of shares of GBCI Common Stock authorized and available to issue the GBCI Shares.

3.2.6 Regulatory Matters.

(a) Since January 1, 2022, to the Knowledge of GBCI, GBCI and each GBCI Subsidiary have complied in all material respects with, and are not in default or violation in any material respect of (i) any applicable Laws including, without limitation, all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Real Estate Settlement Procedures Act and Regulation X and any other Laws or regulations relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, and all requirements relating to the origination, sale and servicing of mortgage and consumer loans and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of Personal Information, and GBCI has no Knowledge of, nor has it received since January 1, 2022, written notice of, any defaults or violations of any applicable Law.

(b) None of GBCI or any GBCI Subsidiary is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions that continue to be effective on or after the Execution Date at the request of any Governmental Authority, nor has it been advised by such Governmental Authorities in writing that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

(c) To GBCI’s Knowledge, as of the date of this Agreement, there is no fact or circumstance that would reasonably be expected to result in any of the Requisite Regulatory Approvals not being received in order to permit consummation of the Transactions on a timely basis.

3.2.7 Compliance. Except as has not and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI, each of GBCI and the GBCI Subsidiaries (a) is and, since January 1, 2022, has been in compliance with all applicable Laws and (b) has at all times since January 1, 2022, had all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit GBCI and each GBCI Subsidiary to carry on their respective businesses as they are presently conducted. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the Knowledge of GBCI, no suspension or cancellation of any of them is threatened.

3.2.8 Litigation. No material litigation, arbitration, proceeding, or controversy before any Governmental Authority is pending, and there is no pending, or to the Knowledge of GBCI, threatened, litigation, arbitration, claim, action, proceeding or investigation against GBCI or any GBCI Subsidiary which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI or to materially hinder or delay consummation of the Transactions.

3.2.9 Taxes.

(a) Tax Returns and Payment of Taxes. GBCI and each GBCI Subsidiary have duly and timely filed or caused to be filed (taking into account any valid extensions) all material Tax Returns required by Law to be filed by each of them. Such Tax Returns are true, complete and correct in all material respects. Neither GBCI nor any GBCI Subsidiary is currently the beneficiary of any extension of time within which to file any income Tax Return (excluding automatic extensions obtained in the ordinary course of business). All material Taxes due and owing by GBCI or any GBCI Subsidiary (whether or not shown on any Tax Return) have been timely paid to the appropriate Governmental Authority or, where payment is not yet due, GBCI has made an adequate provision for such Taxes in the GBCI Financial Statements (in accordance with GAAP). None of GBCI or any GBCI Subsidiary has incurred any material liability for Taxes since the date of GBCI’s most recent financial statements outside the ordinary course of business or otherwise inconsistent with past practice.

(b) Tax Deficiencies and Audits. No deficiency for any amount of material Taxes which has been proposed, asserted or assessed in writing by any Governmental Authority against GBCI or any GBCI Subsidiary remains unpaid or otherwise outstanding. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of GBCI or any GBCI Subsidiary. There are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or pending with respect to any material Taxes of GBCI or any of its GBCI Subsidiaries of which GBCI has Knowledge.

3.2.10 Tax Treatment of Merger. To the Knowledge of GBCI, there is no fact or circumstance relating to it or its Subsidiaries that would reasonably be expected to prevent the Merger from qualifying as a reorganization under IRC Section 368(a).

3.2.11 No Other Representations or Warranties.

(a) Except for the representations and warranties made by GBCI and Glacier Bank in this Section 3.2, none of GBCI, any GBCI Subsidiary or any other Person makes any representations or warranties on behalf of GBCI or any GBCI Subsidiary.

(b) GBCI and Glacier Bank acknowledge and agree that GNTY and the Bank have not made and are not making, and GBCI and Glacier Bank have not relied upon, any express or implied representation or warranty other than those contained Section 3.1.

ARTICLE 4

ADDITIONAL AGREEMENTS

4.1 Conduct of GNTY’s and the Bank’s Businesses Prior to Closing. GNTY and the Bank covenant that, from the Execution Date and prior to Closing:

4.1.1 Availability of Books, Records and Properties.

(a) Upon reasonable prior written notice to GNTY, subject to applicable Law, the books, records, Properties, contracts, and documents of GNTY, the Bank, and each other GNTY Subsidiary will be available at all reasonable times to GBCI and its counsel, accountants and other representatives. Such items will be open for inspection, audit and direct verification of loan or deposit balances, collateral receipts and such other transactions or documentation as GBCI deems reasonably relevant to the Transactions. No disclosure or access shall be required to be provided where it would jeopardize the attorney-client privilege or contravene any Law. GNTY and the Bank will cooperate fully in such inspection and audit, and make available all information reasonably requested by or on behalf of GBCI, subject to the restrictions set forth in this Section 4.1.1.

(b) Upon prior written reasonable request by GBCI, GNTY and the Bank will request that any third parties involved in the preparation or review of the GNTY Financial Statements or Subsequent GNTY Financial Statements, or in the calculation of the GNTY Closing Capital, disclose to GBCI the work papers or any similar materials related to such financial statements or calculation.

4.1.2 Ordinary and Usual Course. Without prior written consent of GBCI, which consent shall not be unreasonably withheld, conditioned or delayed (except under subparagraphs (a), (b), (c), (g), (h), and (i) below), subject to applicable Law and except as required by the FDIC, the OCC, or the Federal Reserve or specifically contemplated by this Agreement or set forth in Schedule 4.1.2, from the date of this Agreement until the earlier of the Effective Time or an earlier Termination Date, GNTY and the Bank will use commercially reasonable efforts to conduct their respective businesses only in the ordinary course of business in all material respects and will not do, and GNTY will not permit any other GNTY Subsidiary to do, any of the following:

(a) issue, sell, or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional GNTY Securities or shares of capital stock of a GNTY Subsidiary; provided that GNTY may issue the foregoing upon the exercise of any GNTY Option outstanding as of the date of this Agreement;

(b) directly or indirectly adjust, split, combine, redeem, reclassify, purchase, or otherwise acquire, any GNTY Securities or shares of capital stock of a GNTY Subsidiary (other than repurchases in the ordinary course of business to satisfy obligations under a Plan); provided that GNTY may repurchase or otherwise acquire shares in connection with the acceptance of shares underlying GNTY Options as payment for the per share exercise price of the GNTY Options or as payment for Taxes incurred in connection with the exercise, vesting and/or settlement of the GNTY Options or GNTY Restricted Stock, in each case in accordance with the GNTY Stock Plan and individual award agreements;

(c) other than (i) as permitted by this Agreement or (ii) as is otherwise consistent with past practices with respect to timing and amounts, declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to GNTY Stock;

(d) other than in the ordinary course of business, solicit or accept deposit accounts of a materially different type from accounts previously accepted by the Bank or at rates materially in excess of prevailing interest rates, or incur, or increase the principal amount of, any indebtedness for borrowed money (excluding Fed Funds, Federal Home Loan Bank borrowings, repurchase agreements, brokered deposits (as defined in 12 C.F.R. 337.6(a)(2)), or similar obligations incurred in the ordinary course of business);

(e) offer or make loans or other extensions of credit of a materially different type, or apply different underwriting standards, from those previously offered or applied by the Bank, or offer or make a new loan or extension of credit (other than with respect to commitments existing as of the date hereof) in an amount greater than $3,000,000 except in accordance with the procedures set forth in Schedule 4.1.2(e);

(f) make any material changes to the Bank’s ACL without prior consultation with GBCI;

(g) fail to maintain an adequate reserve for loan and lease losses (determined in accordance with GAAP and existing regulatory guidance);

(h) amend its certificate of formation, bylaws, or other formation agreements, or convert its charter or form of entity;

(i) implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by GBCI or are necessary or advisable, on the advice of legal counsel, to comply with applicable Laws, regulations, or regulatory policies;

(j) other than as may be required (i) by GAAP, (ii) for Tax purposes, or (iii) by Law, implement or adopt any change in its accounting principles, practices or methods, including with respect to the implementation of current expected credit losses;

(k) other than in the ordinary course of business, enter into, amend, renew, or terminate any contracts calling for annual payments of more than $100,000 (including without limitation real property leases, data or item processing agreements, and personal services contracts), except for its contracts of deposit and agreements to lend money which are subject to the provisions of Section 4.1.2(d) and (e), respectively;

(l) other than in the ordinary course of business, acquire, sell, transfer, assign, encumber, or otherwise dispose of any material assets (other than real estate or foreclosed assets) having an individual value greater than $100,000, except for the sale of securities which are subject to the provisions of Section 4.1.2(n);

(m) other than in the ordinary course of business, acquire an ownership or leasehold interest in any real property other than the Real Property, and in any event no such ownership or leasehold interest shall be acquired without making an appropriate environmental evaluation in advance of obtaining such interest and providing to GBCI such evaluation at least 30 days in advance of such acquisition;

(n) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain or loss realized from all sales after the Execution Date would be more than $250,000;

(o) enter into any hedging or other derivative positions with respect to the securities portfolio (whether held for investment or sale), except to the extent that such positions are contractually obligated, or GNTY otherwise has the right to cause such positions to be, fully settled and closed out prior to the Anticipated Closing Date;

(p) other than (i) in the ordinary course of business; (ii) in accordance with binding commitments existing on the Execution Date; or (iii) as set forth in GNTY’s 2025 capital expenditure budget as made available to GBCI on or prior to the Execution Date, make any capital expenditures in excess of $250,000 per project or series of related projects or $500,000 in the aggregate;

(q) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(r) other than in the ordinary course of business, settle any claim, suit, action or proceeding (i) in an amount and for consideration in excess of $500,000 individually or $1,000,000 in the aggregate (in each case, net of any insurance proceeds or indemnity, contribution or similar payments received by GNTY or the Bank in respect thereof), or (ii) that would impose any material restriction on, or create any adverse precedent that would be material to, the business of GNTY or the Bank or GBCI or Glacier Bank;

(s) enter into any other material transaction or make any material expenditure or commitment other than in the ordinary and usual course of its business except for expenses or commitments reasonably related to completion of the Transactions; or

(t) take any action which would materially and adversely affect or delay their ability or the ability of GBCI to obtain any necessary approvals, consents or waivers of any Governmental Authority required for the Transactions or to perform in all material respects their respective covenants and agreements under this Agreement.

Notwithstanding the foregoing or anything else set forth in this Agreement, nothing shall give GBCI or Glacier Bank, directly or indirectly, the right to control or direct GNTY’s or the Bank’s operations prior to the Effective Time. Prior to the Effective Time, GNTY and the Bank will, consistent with the terms and conditions of this Agreement, control and supervise all aspects of their respective operations.

4.1.3 GNTY and Bank Pre-Closing Actions. Following execution of this Agreement and prior to Closing, GNTY or the Bank, as applicable, shall:

(a) Use their respective commercially reasonable efforts to satisfy any contractual notice or similar requirements under, and obtain any consents required by, the Material Contracts in order to complete the Transactions, or that will arise out of completion of the Transactions.

(b) Except as otherwise provided in this Agreement or as required by applicable Law or contract, effective at or prior to the Effective Time, (i) terminate by all necessary and appropriate actions of the boards of directors of GNTY and the Bank, as applicable, such Compensation Plans as may be reasonably requested by GBCI, including without limitation, as set forth on Schedule 4.1.3(b), after bringing all plan documents into compliance with all legislative and regulatory requirements that are effective upon the termination date of the Compensation Plans, and (ii) if requested by GBCI, cause benefit accruals and entitlements under such Compensation Plans to cease and cause the cancellation of any contract, arrangement or insurance policy relating to any such Compensation Plan for such period as may be requested by GBCI. To the extent not included in the

Final Transaction Related Expenses, GNTY and the Bank shall, prior to the date of calculation of GNTY Closing Capital, pay, provide for the payment of, or reflect as a liability any change-in-control, termination or similar payments required to be made under, or upon termination of, the Compensation Plans or closing of the Transactions. All resolutions, notices, or other documents issued, adopted or executed by GNTY or the Bank in connection with the implementation of this Section 4.1.3(b) shall be subject to GBCI’s reasonable prior review and approval, which approval shall not be unreasonably withheld, conditioned or delayed, and GNTY and the Bank shall cooperate reasonably with GBCI in connection with the actions required by this subsection and subsection (c) below, and in the implementation of Section 6.4 below.

(c) Take such corporate or other actions as may be reasonably required to satisfy the requirements of Section 6.4 or as otherwise required by Schedule 4.1.3(c).

(d) Cooperate with, and support using commercially reasonable efforts, Glacier Bank in its efforts to secure post-Closing employment, retention, or similar agreements or letters with key current Employees as may be reasonably identified by Glacier Bank on such terms as Glacier Bank and such key current Employees may agree.

(e) Satisfy all notice requirements to Governmental Authorities applicable to the Transactions, including providing notice of the record date of the GNTY Meeting and any dividend payable in accordance with Section 4.14.1 to the NYSE.

(f) Take such corporate or other actions as may be requested by GBCI to terminate GNTY’s relationship with third-party vendors identified by GBCI at or in connection with the Closing.

(g) Take such corporate or other actions as may be requested by GBCI to terminate GNTY’s $25,000,000 unsecured revolving line of credit.

(h) Cooperate with GBCI to effect the assumption of the GNTY Debt Securities by GBCI, subject to and contingent upon the occurrence of the Closing, and to the extent permitted by the terms of the governing indentures, and GNTY and GBCI will each execute any and all instruments and agreements as may reasonably be requested in order to effect such assumption.

(i) GNTY shall use commercially reasonable efforts to deliver to Glacier deeds for all Owned Real Estate at or prior to the Closing.

4.1.4 Preservation of Business Organization. Each of GNTY and the Bank will use its commercially reasonable efforts to in all material respects: (a) preserve its respective business organization; (b) maintain the services of current management and current Employees; (c) maintain their respective Properties and equipment (and related insurance or its equivalent) in all material respects in accordance with good business practice, normal wear and tear excepted; and (d) preserve the goodwill of suppliers, customers and others with whom GNTY and the Bank have business relations.

4.1.5 Compensation.

(a) Except as otherwise set forth herein or on Schedule 4.1.5(a), GNTY and the Bank will not permit any increase in the current or deferred compensation payable or to become payable by GNTY, the Bank, or any other GNTY Subsidiary to any of their directors, officers, employees, agents or consultants other than increases in compensation in accordance with GNTY’s and the Bank’s established policies and practices with respect to the timing and amounts of such increases.

(b) Except as otherwise set forth herein, without the prior written approval of GBCI, GNTY, the Bank and each other GNTY Subsidiary will not commit to, or enter into, any employment agreement with any individual not terminable without expense with two weeks’ notice or less, except as otherwise required by Law.

4.1.6 Updates of Financial Statements. GNTY will deliver to GBCI the Subsequent GNTY Financial Statements and Subsequent Bank Financial Statements for each month ending after the Execution Date and before Closing or an earlier Termination Date, within 15 days after each such month-end (including year-end). The Subsequent GNTY Financial Statements and the Subsequent Bank Financial Statements: (w) will be prepared from the books and records of GNTY and the Bank; (x) will present fairly in all material respects the financial position and operating results of GNTY and/or the Bank at the times indicated and for the periods covered; (y) will be prepared in accordance with GAAP (except for the absence of notes and exceptions from GAAP identified in Section 3.1.4) or the regulations promulgated by applicable regulatory authorities, to the extent then applicable to such financial statement, and (z) will reflect all liabilities, of GNTY and/or the Bank on the respective dates and for the respective periods covered, except for liabilities: (i) not required to be so reflected on the face of a balance sheet in accordance with GAAP or regulatory requirements, or (ii) not material in amount. All contingent liabilities known to GNTY that are required to be reflected in footnotes in accordance with GAAP but not recorded on the Subsequent GNTY Financial Statements will be disclosed in writing to GBCI.

4.1.7 Acquisition Proposal. GNTY and the Bank will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal. GNTY agrees that neither it nor any of its Subsidiaries will, and GNTY will direct and use its commercially reasonable efforts to cause its and its Subsidiaries’ directors, officers, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to initiate, solicit, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of GNTY) with respect to an Acquisition Event (any such proposal or offer, an “Acquisition Proposal”) or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; except that, in the event GNTY receives an unsolicited bona fide Acquisition Proposal and the board of directors of GNTY determines prior to approval of this Agreement and the Merger by GNTY’s shareholders at the GNTY Meeting, in good faith and after consultation with independent legal counsel, that (a) such Acquisition Proposal constitutes or is reasonably expected to result in a Superior Proposal, and (b) fiduciary duties applicable to it require it to engage in negotiations with, provide confidential information or data to, or have any discussions with a Person in connection with such Acquisition Proposal, GNTY may do so to the extent the board of directors of GNTY determines it is required by its fiduciary duties. In such event, prior to providing any confidential information or data to any such Person, GNTY and such Person shall have executed a confidentiality agreement on terms at least as favorable to GNTY as those contained in the Confidentiality Agreement. GNTY will further notify GBCI in writing promptly (and in any event within two Business Days) if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with GNTY, or if any such inquiry, proposal or request is thereafter materially modified or amended, including providing to GBCI the material terms and conditions of any such proposal or inquiry in connection with each required notice, together with a copy of any written proposals received. GNTY will take the necessary steps to inform the appropriate individuals or entities referred to in the second sentence of this Section 4.1.7 of the obligations to be undertaken in this Section 4.1.7 and shall be responsible for any breach or violation of this Section 4.1.7 by such Persons.

4.1.8 Status of Title.

(a) Reports. GNTY will use its commercially reasonable efforts to provide GBCI, no later than 45 days after the Execution Date, lot book, preliminary title reports, title commitments, or other similar reports for all Owned Real Estate and Leased Property subject to a ground lease under which GNTY is a ground tenant to be issued by title insurance companies reasonably satisfactory to GBCI (the “Title Companies”), the cost of which shall be paid by GNTY and treated as a Transaction Expense for purposes of this Agreement. Such reports shall show the current status of title to the Owned Real Estate and Leased Property subject to a ground lease under which GNTY is a ground tenant. Within 30 days after the date on which GNTY delivers the foregoing reports to

GBCI for its review, GBCI will inform GNTY in writing whether, and in what manner, it objects to any of the exceptions to title shown in any of the title reports (such notice, an “Objection Notice”). GNTY will, within 20 days of the date on which it receives a written Objection Notice from GBCI, inform GBCI if there are any objections that it is unable or unwilling to remove or cure at or prior to Closing (the “Response Notice”). GNTY will not, in any event, be obligated to seek removal, cure of, or otherwise remedy exceptions that are (a) nonmonetary exceptions that do not prohibit or materially interfere with the use of the Owned Real Estate and Leased Property subject to a ground lease under which GNTY is a ground tenant as bank branch locations or as otherwise used by GNTY or the Bank as of the Execution Date, (b) monetary or non-monetary exceptions disclosed in the GNTY Financial Statements, or (c) matters that GBCI has not taken objection to in an Objection Notice (such title exceptions together, “Permitted Exceptions”). GNTY will in good faith use commercially reasonable efforts, at GNTY’s expense, to remove, cure, or otherwise remedy any matters set forth in the Response Notice that are not Permitted Exceptions that are susceptible to cure.

(b) Title Policies. At Closing, if requested by GBCI, GNTY will reasonably cooperate with GBCI’s efforts to cause the Title Companies to provide GBCI with standard coverage title insurance policies (or at GBCI’s option, extended coverage title policies, including but not limited by completing commercially reasonable owner’s affidavits, provided the additional premium for extended title coverage shall be at GBCI’s expense) issued with respect to each of the Properties constituting Owned Real Estate or Leased Property subject to a ground lease under which GNTY is a ground tenant, in an amount commensurate with the greater of (i) the book value or (ii) the tax assessed value, of each such Real Property, dated as of the Effective Date, insuring fee title in GBCI or such Subsidiary of GBCI, as so designated by GBCI, and that each such Real Property is unencumbered by any Liens, other than the Permitted Exceptions, or at GBCI’s option, to obtain an additional insured endorsement (e.g., CLTA 107.9 or T-26), or a substitute insured endorsement (e.g., OTIRO 90), or a similar endorsement insuring that Glacier Bank is the “Insured” under, and as defined in, any existing title policy held by GNTY or Bank with respect to each of the Properties constituting Owned Real Estate, and if available a policy date down endorsement with respect to such title policy. Standard coverage title insurance policies for each of the Real Properties listed on Schedule 4.1.8(b) will be obtained at GNTY’s expense. Any other standard coverage title insurance policies desired by GBCI, together with the additional premiums for extended title coverage or title endorsements desired by GBCI for any title insurance policy to be obtained under this Section 4.1.8(b) shall be obtained at GBCI’s expense.

4.1.9 Directors’ and Officers’ Liability. Before the Effective Date, GNTY will notify its directors’ and officers’ liability insurers of the Merger and of all pending or, to the Knowledge of GNTY, threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Person entitled to indemnification pursuant to Section 6.3 and known to GNTY, or circumstances reasonably deemed by GBCI to be likely to give rise thereto, in accordance with terms and conditions of the applicable policies.

4.1.10 Review of Loans. GNTY and the Bank will permit GBCI and its advisors, at GBCI’s sole cost and expense, reasonable access to the Bank’s records necessary to conduct an examination of the Bank’s loans to determine credit quality and the adequacy of the Bank’s ACL and to establish, following the Effective Time, appropriate accounting adjustments under Financial Accounting Standards No. 141R published by the Financial Accounting Standards Board.

4.2 Registration Statement; GNTY Shareholders Meeting.

4.2.1 Preparation of Registration Statement.

(a) GBCI and GNTY will use their commercially reasonable efforts to jointly prepare and jointly file a Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) and related proxy statement/prospectus (the “Proxy Statement/Prospectus”) with the SEC within 60 days after the Execution Date for registration of the GBCI Shares to be issued in the Merger and solicitation of proxies for the GNTY Meeting.

(b) The parties will cooperate with each other in preparing the Registration Statement and Proxy Statement/Prospectus, and will use their commercially reasonable efforts to promptly obtain the clearance of the SEC and, if required, any appropriate state securities regulators and any other required regulatory approvals, to issue the Proxy Statement/Prospectus.

(c) GNTY and GBCI will each provide to the other, for inclusion in the Registration Statement, all required information relating to such Person or its Affiliates as the Person making such filing may reasonably request for the purpose of including such data and information in the Registration Statement and any amendments or supplements thereto. GNTY and its counsel shall be given the opportunity to review and comment on the Registration Statement, including any amendments thereto and related correspondence with the SEC, before it is filed with the SEC. Nothing will be included in the Registration Statement, or the Proxy Statement/Prospectus, or any additional proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld, conditioned, or delayed. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the GNTY Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of GBCI relating to GBCI and its Subsidiaries and by or on behalf of GNTY relating to GNTY and the Bank, (i) will comply in all material respects with the provisions of the Securities Act, the Exchange Act and any other applicable statutory or regulatory requirements, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

(d) GBCI will pay all fees and costs associated with the preparation by GBCI’s counsel (and other professional advisors) and the filing of the Registration Statement. GNTY will pay all fees and costs associated with its review and preparation of the Registration Statement and printing and mailing of the Proxy Statement/Prospectus and the holding of the GNTY Meeting, with all such fees and costs to be included as and in the calculation of Transaction Related Expenses.

4.2.2 Submission to Shareholders. GNTY will promptly take the actions necessary in accordance with applicable Law and its certificate of formation and bylaws to convene a shareholders’ meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the “GNTY Meeting”). The GNTY Meeting will be held as soon as reasonably practicable (but in any event within 45 days) after the date the Proxy Statement/Prospectus is sent to GNTY’s shareholders without objection by applicable Governmental Authorities. The board of directors of GNTY has adopted a resolution recommending approval of this Agreement and the Merger by GNTY’s shareholders, and it shall not withdraw, modify, or qualify its recommendation unless, subsequent to the Execution Date, GNTY receives a Superior Proposal and the board of directors of GNTY determines, in good faith and upon the written advice of independent legal counsel, that it would violate its fiduciary duties under applicable Law not to withdraw, modify, or qualify such recommendation. GNTY shall use its reasonable best efforts to obtain from GNTY’s shareholders approval of this Agreement in accordance with Texas Law, including (except as provided in the preceding sentence) by communicating to its shareholders its recommendation (and including such recommendation in the Proxy Statement/Prospectus) that they approve this Agreement and the Merger and, in GNTY’s sole discretion, retaining a proxy solicitor to assist with such communications. Subject to applicable Law, GNTY shall adjourn or postpone the GNTY Meeting if, as of the time for which such meeting is originally scheduled, there are insufficient shares of GNTY Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if, on the date of such GNTY Meeting, (a) GNTY has not received proxies representing a sufficient number of shares necessary to obtain the required approval by GNTY’s shareholders and such approval remains possible to obtain and (b) the shareholders of GNTY have authorized by the requisite vote under Texas Law the adjournment pursuant to the Proxy Statement/Prospectus; provided that GNTY shall only be required to adjourn the GNTY Meeting two times pursuant to this Section 4.2.2.

4.3 Submission to Regulatory Authorities. GBCI will use its commercially reasonable efforts to promptly prepare, promptly file (but in any event within 45 days of the Execution Date) and timely effect all documentation, applications, notices, petitions and filings, and to obtain all permits, approvals, consents, authorizations, waivers, clearances and orders of Governmental Authorities necessary or advisable, in the opinion of GBCI’s counsel, to consummate the Transactions (the “Requisite Regulatory Approvals”), and to comply with the terms and conditions of all Requisite Regulatory Approvals. GBCI will provide to GNTY copies of all non-confidential portions of such documentation, applications, notices, petitions and filings for review and comment by GNTY prior to their submission to the applicable Governmental Authorities. These documentation, applications, notices, petitions and filings are expected to include (a) an interagency bank merger application to be filed with the FDIC, a waiver to be sought from the Federal Reserve, pursuant to Federal Reserve Regulation Y § 225.12(d) with respect to the Merger, and a notice to be provided to the OCC; (b) an application or notice to the Montana Commissioner and related filings regarding the Transactions; (c) a notice to be provided to the Texas Department of Banking, pursuant to §§ 202.001 and 203.003 of the TFC; (d) filings and coordination with the offices of the Secretaries of State of Montana and Texas with respect to the Merger; and (e) filings and coordination with the office of the Secretary of State of Montana and a notice provided to the OCC with respect to the Bank Merger. GNTY and the Bank will cooperate with GBCI and use their commercially reasonable efforts to assist GBCI in obtaining all Requisite Regulatory Approvals. GNTY and the Bank shall reasonably cooperate with GBCI and, upon request, furnish GBCI with all information concerning itself, and its directors, officers, and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice, or application made by or on behalf of GBCI, Glacier Bank, GNTY, or the Bank to any third party or Governmental Authority in connection with the Transactions.

4.4 Public Announcements. Subject to advice of legal counsel with respect to legal requirements relating to public disclosure of matters related to this Agreement and its subject matter, the timing and content of any announcements, press releases or other public statements concerning the Merger or the Bank Merger will occur upon, and be determined by, the mutual consent of GNTY and GBCI.

4.5 Consents. Each party to this Agreement will use its commercially reasonable efforts to obtain the timely consent or approval of any other Person whose consent or approval is necessary or appropriate in order to permit GBCI or GNTY and Glacier Bank or the Bank to consummate the Merger or the Bank Merger.

4.6 Transition.

4.6.1 Each of GBCI and GNTY shall designate an individual to serve as the primary representative tasked with coordinating transition matters with respect to the Transactions (each, a “Coordinator”). Each Coordinator shall have requisite authority to act on behalf of GBCI or GNTY, as applicable, in order to address reasonable requests of the other during the transition period.

4.6.2 At such times as GBCI’s Coordinator may reasonably request during the period from the Execution Date to the Effective Time, the Coordinators shall meet for the purposes of discussing (i) the general status of GNTY’s ongoing operations; (ii) the recipients, amounts and timing of payment of retention bonuses to Employees, including whether such bonuses will be paid contingent upon retention through Closing, core systems conversion, or upon another agreed-upon milestone; and (iii) the plan for the conversion of the Bank’s data processing and related electronic informational systems to those used by GBCI and Glacier Bank, which planning shall include, but not be limited to, discussion of the possible termination by the Bank of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by the Bank in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that neither GNTY nor the Bank shall be obligated to take any formal action to take effect prior to the Effective Time; provided, however, no such request by GBCI’s Coordinator shall interfere materially with the performance of duties by any employee of GNTY or the Bank.

4.6.3 GNTY shall use commercially reasonable efforts to provide to GBCI (i) a preliminary test file for core systems conversion that includes a preliminary tape and set of deconversion reports within 45 days after the Execution Date; and (ii) updated versions of such preliminary test file within five Business Days of GBCI’s reasonable request to GNTY.

4.7 Notice of Certain Events; Cooperation. GBCI and GNTY will each provide the other with prompt written notice of: (a) any events that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect with respect to it, (b) the commencement of any investigation, action or proceeding against it by or before any court or Governmental Authority that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to it, and (c) any shareholder or other litigation or community-based protests, or any threat of such litigation or protest, against such party or its directors relating in any manner to this Agreement or the transactions contemplated hereby and shall keep the other party reasonably informed regarding any such shareholder or other litigation or protests, or threat related thereto, including providing all relevant documentation reasonably requested. No settlement of any litigation referenced in clause (c) shall be agreed to without GBCI’s prior written consent. The parties will reasonably cooperate with each other in all material respects between the Execution Date and Closing to resolve any fact or circumstance identified by a party that would give rise to a breach of any of the representations, warranties, agreements or covenants in this Agreement if such facts or circumstances had been present as of the Execution Date. In addition, GNTY will notify GBCI in the event it or any GNTY Subsidiary acquires a fee ownership or leasehold interest in any real property. Notwithstanding anything in this Section 4.7 to the contrary, a failure to provide notice pursuant to this Section 4.7 shall not, in and of itself, result in a failure of any condition to the obligation of any party to consummate the Merger pursuant to Article 5 unless the underlying event would independently result in a failure to meet any such condition.

4.8 Confidentiality. Subject to the requirements of Law, each party will keep and hold as confidential, and will exercise commercially reasonable efforts to cause its representatives to keep and hold as confidential, all information and documents obtained pursuant to this Agreement unless such information (a) is required by Law to be disclosed, (b) becomes available to such party from other sources not bound by a confidentiality obligation, (c) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to this Agreement or the Transactions, or (d) is or becomes public without fault of the subject party. If this Agreement is terminated or the Merger otherwise fails to be consummated, each party to this Agreement will remain bound by the terms of the Confidentiality Agreement, which will continue in accordance with its terms.

4.9 Listing. Prior to the Effective Time, GBCI shall cause to be filed with the NYSE such notices of issuance or related forms as may be necessary or appropriate in connection with issuance of the GBCI Shares in the Merger.

4.10 Blue Sky Filings. GBCI will use commercially reasonable efforts to obtain, prior to the mailing of the Registration Statement, any necessary state securities Laws or “Blue Sky” permits and approvals.

4.11 Tax Treatment. Neither GBCI and its Subsidiaries nor GNTY and the GNTY Subsidiaries will take or cause to be taken any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization under IRC Section 368(a). Each of GBCI and its Subsidiaries and GNTY and the GNTY Subsidiaries shall use commercially reasonable efforts to cause the Merger to qualify as a reorganization under IRC Section 368(a). The parties shall report the Merger for all U.S. federal, state, and local income Tax purposes in a manner consistent with qualification as a reorganization under IRC Section 368(a). GBCI shall comply with the recordkeeping and information reporting requirements set forth in Treasury Regulations § 1.368-3.

4.12 GNTY Closing Capital. No earlier than the 15th Business Day prior to the anticipated date of Closing (the “Anticipated Closing Date”) nor later than the 11th Business Day before the Anticipated Closing Date, GNTY shall calculate and provide to GBCI the estimated GNTY Capital as of the Anticipated Closing Date

(including estimated earnings through the Anticipated Closing Date) determined in accordance with GAAP or otherwise as expressly provided in this Agreement, and shall provide GBCI with a copy of the proposed Subsequent GNTY Financial Statements and Subsequent Bank Financial Statements for the month preceding the date of calculation (if not already provided in accordance with Section 4.1.6), together with internally prepared financial statements through the date of calculation, estimated retained earnings through the Anticipated Closing Date, the impact of any pending adjustments required in the calculation of the estimated GNTY Capital, and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such estimated GNTY Capital. GBCI shall review such materials and, within four Business Days following receipt thereof, notify GNTY as to whether GBCI accepts or disputes the amount of the estimated GNTY Capital. If GBCI disputes such calculation, it shall describe in its notice its specific requested changes or adjustments. If GBCI and GNTY are unable to resolve such dispute through good faith negotiations within three Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by, an accounting firm that is mutually and reasonably acceptable to, and independent of, the parties (the “Independent Accountants”). The Independent Accountants shall review the matter in dispute and, solely as to disputes relating to accounting issues and acting as an expert and not as an arbitrator, determine and report in writing to GBCI and GNTY the resolution of such disputed matters and the effect of such determinations on the calculation of the GNTY Capital estimated as of the Anticipated Closing Date (unadjusted for any delay that may have been caused by the Independent Accountants’ review of the matter(s) in dispute), and such determinations shall be final, binding and conclusive unless GBCI and GNTY mutually agree upon a different amount. The GNTY Capital estimated as of the Anticipated Closing Date, as determined and agreed upon in writing by GBCI and GNTY in accordance with this Section 4.12, is the “GNTY Closing Capital.” The fees and disbursements of the Independent Accountants pursuant to this Section 4.12 and Section 4.13 below shall be shared equally by GBCI, on the one hand, and GNTY, on the other hand, and GNTY’s portion shall be an expense in the calculation of the GNTY Closing Capital.

4.13 Transaction Related Expenses. No earlier than the 15th Business Day prior to Closing nor later than the 11th Business Day before such Closing, GNTY shall calculate in good faith the estimated Transaction Related Expenses as of the Closing and shall provide GBCI with a copy of a schedule in the form of Exhibit B detailing each Transaction Related Expense and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such Transaction Related Expenses. GBCI shall review such materials and, within four Business Days following receipt thereof, notify GNTY as to whether GBCI accepts or disputes the amount of the estimated Transaction Related Expenses. If GBCI disputes such calculation in good faith, it shall describe in its notice its specific requested changes or adjustments. If GBCI and GNTY are unable to resolve such dispute through good faith negotiations within four Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by the Independent Accountants in accordance with the process set forth in Section 4.12. The Transaction Related Expenses estimated as of Closing, as determined and agreed upon in writing by GBCI and GNTY in accordance with this Section 4.13, are the “Final Transaction Related Expenses.”

4.14 Payment of Dividend; Adjustment to Per Share Stock Consideration.

4.14.1 Payment of Dividend; Notice; Adjustment to Dividend. If the GNTY Closing Capital exceeds the Closing Capital Requirement (i.e., the Closing Capital Differential is a positive number) after making all adjustments required by the terms of this Agreement (including, without limitation, in the event the Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount), GNTY may, upon prior written notice to GBCI not less than 12 calendar days prior to the Anticipated Closing Date, declare a special dividend to its shareholders of record on a date prior to the Anticipated Closing Date reasonably determined by GNTY and payable on or before the Effective Date in an aggregate amount equal to the positive Closing Capital Differential. The special dividend payable pursuant to this Section 4.14.1 shall be allocated to such GNTY shareholders of record and holders of GNTY Options in accordance with Schedule 1.4.1(b). GNTY shall satisfy all notice requirements to Governmental Authorities applicable to payment of the special dividend pursuant to this Section 4.14.1 and issue a press release, if reasonably requested by GBCI.

4.14.2 Adjustment to Per Share Stock Consideration. If the GNTY Closing Capital is less than the Closing Capital Requirement (i.e., the Closing Capital Differential is a negative number) after making all adjustments required by the terms of this Agreement (including, without limitation, in the event the Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount), then the Per Share Stock Consideration will be reduced on a per share basis by an amount, rounded to the nearest ten thousandth (referred to as the “Stock Consideration Per Share Adjustment Amount”), determined by dividing the remaining balance in the negative Closing Capital Differential by the GBCI Average Closing Price, and dividing that result by the number of shares of GNTY Stock outstanding at the Effective Time.

4.15 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each party will use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws, to consummate the transactions contemplated by this Agreement, including, without limitation, the Merger and the Bank Merger, as soon as reasonably practicable and consistent with the terms of this Agreement, and to otherwise enable consummation of the transactions contemplated by this Agreement, subject to any delays resulting from SEC review or bank regulatory processing. Without limiting the generality of the foregoing, GBCI and its Subsidiaries will use commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to Requisite Regulatory Approvals and to obtain the Requisite Regulatory Approvals as promptly as possible after the Execution Date, and no later than the Outside Date; provided that GBCI shall not be required to take any action in furtherance of this Section 4.15 that would be reasonably likely to deprive GBCI of the economic or business benefits of the Transactions in a manner that is material relative to the aggregate economic or business benefits of the Transactions to GBCI.

4.16 GBCI Common Stock Issuable in Merger. The GBCI Shares, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

4.17 Section 16 Matters. Prior to the Effective Time, the boards of directors of GBCI and GNTY, or a committee of nonemployee directors thereof (as such terms is defined for purposes of Rule 16b-3(d) under the Exchange Act) shall each take all such steps as may be necessary or appropriate to cause any (a) disposition of GNTY Stock held by officers or directors of GNTY subject to the reporting requirements of Section 16(a) of the Exchange Act (such “GNTY Insiders”), or (b) acquisition of GBCI Common Stock by such GNTY Insiders pursuant to the transactions contemplated by this Agreement (to the extent necessary based on such GNTY Insiders position immediately following the Merger), to be exempt from short-swing profit liability to the fullest extent authorized under Rule 16b-3 promulgated under the Exchange Act.

4.18 Tax Information. From the Execution Date and prior to Closing, GNTY will, and will cause each GNTY Subsidiary to, reasonably cooperate with GBCI by providing any Tax information relating to GNTY and the GNTY Subsidiaries reasonably requested by GBCI and that is reasonably available to GNTY or the GNTY Subsidiaries, as applicable, such as asset basis, net operating losses, credits or similar tax attributes, or further information on the tax treatment of particular transactions effected, or Tax Returns filed by GNTY or GNTY Subsidiaries.

4.19 [Reserved]

4.20 GNTY KSOP Rollover. GBCI shall take such actions as may be reasonably required to permit current Employees who continue employment with GBCI, Glacier Bank or their Affiliates after the Effective Time to roll over any eligible rollover distributions (within the meaning of Section 401(a)(31) of the IRC, exclusive of loans) in cash in an amount equal to the full account balance of such continuing Employee from the GNTY KSOP at such time as Glacier is legally able to do so.

4.21 GNTY S-4 Representation Letter. The appropriate authorized officer of GNTY shall execute and deliver to Miller Nash LLP and Norton Rose Fulbright US LLP an officer’s certificate containing such certifications, representations, warranties and covenants of GNTY as shall be reasonably necessary or appropriate to enable Miller Nash LLP and Norton Rose Fulbright US LLP to render any opinion required by Item 601(b)(8) of Regulation S-K in connection with the Registration Statement (the “GNTY S-4 Representation Letter”). GNTY and its Subsidiaries shall not take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action that would cause to be untrue) any of the certifications, representations, warranties and covenants included in the GNTY S-4 Representation Letter.

4.22 GBCI S-4 Representation Letter. The appropriate authorized officer of GBCI shall execute and deliver to Miller Nash LLP and Norton Rose Fulbright US LLP an officer’s certificate containing such certifications, representations, warranties and covenants of GBCI as shall be reasonably necessary or appropriate to enable Miller Nash LLP and Norton Rose Fulbright US LLP to render any opinion required by Item 601(b)(8) of Regulation S-K in connection with the Registration Statement (the “GBCI S-4 Representation Letter”). GBCI and its Subsidiaries shall not take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action that would cause to be untrue) any of the certifications, representations, warranties and covenants included in the GBCI S-4 Representation Letter.

ARTICLE 5

APPROVALS AND CONDITIONS

5.1 Required Approvals. The obligations of the parties to this Agreement are subject to the approval of this Agreement and the Transactions by all appropriate Governmental Authorities having jurisdiction with respect thereto; provided, however, that no such consent or approval will have imposed any condition or requirement that would deprive GBCI of the economic or business benefits of the Transactions in a manner that is material relative to the aggregate economic or business benefits of the Transactions to GBCI.

5.2 Conditions to Obligations of GBCI. The obligations of GBCI to consummate the Merger are subject to satisfaction or written waiver by GBCI of the following conditions at or before Closing:

5.2.1 Representations and Warranties. The (a) representations and warranties of GNTY and the Bank contained in Sections 3.1.3(a), 3.1.3(b), 3.1.3(c), 3.1.3(d), 3.1.12 and 3.1.20 will be true and correct in all respects, except, in the case of Sections 3.1.3(a), 3.1.3(b), and 3.1.3(c), with respect to de minimis inaccuracies, (b) representations and warranties of GNTY and the Bank contained in the first sentence of Section 3.1.1(a), the first sentence of Section 3.1.1(b), and Sections 3.1.1(c), 3.1.1(d), 3.1.2, and 3.1.21 will be true and correct in all material respects, and (c) representations and warranties of GNTY and the Bank contained in this Agreement not otherwise set forth in clause (a) or clause (b) of this Section 5.2.1 will be true and correct in all respects except where the failure to be so true and correct would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to GNTY or the Bank, in the case of clause (b) and clause (c) of this Section 5.2.1, disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein, and, in each case, with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). GNTY and the Bank will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of GNTY and the Bank and dated as of the Effective Date.

5.2.2 Compliance. GNTY will have performed and complied, and will have caused the Bank to perform and comply, in all material respects with all terms, covenants and conditions of this Agreement on or before Closing. GNTY will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of GNTY and dated as of Closing.

5.2.3 Continued Effectiveness of Agreements. The individuals listed on Schedule F shall have entered into agreements with GBCI or Glacier Bank and such agreements shall continue in full force and effect in accordance with their terms and as provided in Schedule 5.2.3.

5.2.4 Closing Capital and Financial Statements. GNTY will have delivered to GBCI the financial information set forth in Section 4.12, and the parties will have agreed upon the amount of GNTY Closing Capital pursuant to the terms of Section 4.12.

5.2.5 Transaction Related Expenses. GNTY will have delivered to GBCI the financial information set forth in Section 4.12 and the parties will have agreed upon the amount of Final Transaction Related Expenses pursuant to the terms of Section 4.13.

5.2.6 No Material Adverse Effect. Since the Execution Date, there will have been (a) no material damage, destruction or loss (whether or not covered by insurance) or other event that, in any such case, has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on GNTY or (b) the commencement of any proceeding against GNTY or the Bank that, individually or in the aggregate, is reasonably expected to have a Material Adverse Effect with respect to GNTY.

5.2.7 No Legal Proceedings. No action or proceeding will have been commenced or threatened by any Governmental Authority to restrain or prohibit or invalidate the Merger, and no order or Law shall have been entered, enacted, promulgated, enforced or issued by any Governmental Authority the effect of which prevents the consummation of or invalidates the Merger.

5.2.8 Tax Opinion. GBCI will have obtained from Miller Nash LLP an opinion dated as of the date of the Closing addressed to GBCI (subject to reasonable limitations, conditions and assumptions) to the effect that on the basis of facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization within the meaning of IRC Section 368(a) (copies of which opinion will be delivered to GNTY). In rendering such opinion, Miller Nash LLP may require and rely upon and may incorporate by reference certifications, representations, warranties and covenants, including (without limitation) those contained in the GBCI Tax Representation Letter and the GNTY Tax Representation Letter, and such other information reasonably requested by and provided by GBCI and GNTY for purposes of rendering such opinion.

5.2.9 GBCI Tax Representation Letter. The appropriate authorized officer of GBCI shall execute and deliver to Miller Nash LLP and Norton Rose Fulbright US LLP an officer’s certificate containing such certifications, representations, warranties and covenants of GBCI as shall be reasonably necessary or appropriate to enable Miller Nash LLP and Norton Rose Fulbright US LLP to render the opinions described in Section 5.2.8 and 5.3.6, on the date of the Closing (each, a “GBCI Tax Representation Letter”). GBCI and its Subsidiaries shall not take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action that would cause to be untrue) any of the certifications, representations, warranties and covenants included in the GBCI Tax Representation Letter.

5.2.10 Corporate and Shareholder Action. Each of the following will have adopted or approved the Merger and the Bank Merger, as applicable: (a) the boards of directors of GNTY and the Bank; (b) GNTY, as sole shareholder of the Bank; and (c) the shareholders of GNTY.

5.2.11 Resignation of Directors. The directors of GNTY and the Bank will have tendered their written resignations from the respective board of directors of GNTY and the Bank, to be effective upon consummation of the Merger or the Bank Merger, as applicable.

5.2.12 Registration Statement. The Registration Statement, as it may have been amended, required in connection with the issuance of the GBCI Shares, and as described in Section 4.2, will have become effective, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

5.2.13 GNTY KSOP. GNTY shall have taken such corporate or other actions as may be reasonably required to satisfy the requirements of Section 6.4.

5.2.14 GNTY Unsecured Revolving Line of Credit. GNTY shall have taken such corporate or other actions as may reasonably be required to satisfy the requirements of Section 4.1.3(h).

5.2.15 Termination of Open Derivative Positions. GNTY shall have terminated any open hedging or other derivative positions as requested by GBCI or such positions shall have been closed out by their terms.

5.3 Conditions to Obligations of GNTY. The obligations of GNTY to consummate the Merger are subject to satisfaction or written waiver by GNTY of the following conditions at or before Closing:

5.3.1 Representations and Warranties. The (a) representations and warranties of GBCI and Glacier Bank contained in Section 3.2.10 will be true and correct in all respects, (b) representations and warranties of GBCI and Glacier Bank contained in the first sentence of Section 3.2.1(a), the first sentence of Section 3.2.1(b), and Sections 3.2.1(d), 3.2.2 and 3.2.3 will be true and correct in all material respects, and (c) representations and warranties of GBCI and Glacier Bank contained in this Agreement not otherwise set forth in clause (a) or clause (b) of this Section 5.3.1 will be true and correct in all respects except where the failure to be so true and correct would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to GBCI, in the case of clause (b) and clause (c) of this Section 5.3.1, disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein, and, in each case, with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). GBCI and Glacier Bank will have delivered to GNTY a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of the Effective Date.

5.3.2 Compliance. GBCI and Glacier Bank will have performed and complied, in all material respects, with all terms, covenants and conditions of this Agreement on or before Closing. GBCI and Glacier Bank will have delivered to GNTY a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of Closing.

5.3.3 No Material Adverse Effect. Since the Execution Date, there will have been no event that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on GBCI.

5.3.4 Registration Statement. The Registration Statement will have become effective as specified in Section 5.2.12, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

5.3.5 No Legal Proceedings. No action or proceeding will have been commenced or threatened by any Governmental Authority to restrain or prohibit or invalidate the Merger, and no order or Law shall have been entered, enacted, promulgated, enforced or issued by any Governmental Authority the effect of which prevents the consummation of or invalidates the Merger.

5.3.6 Tax Opinion. GNTY will have obtained from Norton Rose Fulbright US LLP an opinion dated as of the date of the Closing addressed to GNTY (subject to reasonable limitations, conditions and assumptions) to the effect that on the basis of facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization within the meaning of IRC Section 368(a) (copies of which opinion will be delivered to GBCI). In rendering such opinion, Norton Rose Fulbright US LLP may require and rely upon and may incorporate by reference certifications, representations, warranties and covenants, including (without limitation) those contained in the GBCI Tax Representation Letter and the GNTY Tax Representation Letter, and such other information reasonably requested by and provided by GBCI and GNTY for purposes of rendering such opinion.

5.3.7 GNTY Tax Representation Letter. The appropriate authorized officer of GNTY shall execute and deliver to Miller Nash LLP and Norton Rose Fulbright US LLP an officer’s certificate containing such certifications, representations, warranties and covenants of GNTY as shall be reasonably necessary or appropriate to enable Miller Nash LLP and Norton Rose Fulbright US LLP to render the opinions described in Section 5.2.8 and 5.3.6, on the date of the Closing (each, a “GNTY Tax Representation Letter”). GNTY and its Subsidiaries shall not take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action that would cause to be untrue) any of the certifications, representations, warranties and covenants included in the GNTY Tax Representation Letter.

5.3.8 Payments to the Exchange Agent. GBCI will have deposited the Exchange Fund with the Exchange Agent.

5.3.9 Approval of GNTY Shareholders. The shareholders of GNTY will have approved this Agreement and the Merger by the requisite vote under Texas Law and GNTY’s certificate of formation and bylaws, as applicable.

5.3.10 Listing. The GBCI Shares shall have been authorized for listing on the NYSE, subject to official notice of issuance.

ARTICLE 6

DIRECTORS, OFFICERS AND EMPLOYEES

6.1 Director, Executive Officer and Shareholder Agreements. As a condition to the execution of this Agreement, the directors, executive officers, and principal shareholders described in Recital E have entered into the written agreements described in Recital E on or before the Execution Date.

6.2 Employee Benefit Issues.

6.2.1 Comparability of Benefits. GBCI’s and Glacier Bank’s personnel policies will apply to any current Employees who are retained after the Effective Time, and such retained Employees will be eligible to participate in all of the benefit plans of GBCI and/or Glacier Bank that are generally available to similarly situated employees of GBCI and/or Glacier Bank in accordance with and subject to the terms of such plans. From the Effective Date until the first anniversary thereof, GBCI shall use commercially reasonable efforts to, or shall use commercially reasonable efforts to cause its Affiliates to, provide to each retained Employee monetary base compensation that is substantially similar to that provided by GNTY or the Bank to such retained Employee as of immediately prior to the Closing.

6.2.2 Treatment of Past Service. For purposes of such participation, current Employees’ prior service with GNTY and/or the Bank will constitute prior service with GBCI or Glacier Bank for all purposes (including but not limited to vacation time and participation and benefits under the applicable GBCI or Glacier Bank severance plan for employees in effect at the time of any termination).

6.2.3 [Reserved]

6.2.4 Acknowledgement. GBCI hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Compensation Plans shall occur as of the Effective Time. GBCI shall or shall cause Glacier Bank to assume and honor all of the Compensation Plans in accordance with their terms (it being understood that this Section 6.2.3 shall not be deemed to prohibit GBCI or Glacier Bank from amending, modifying, replacing or terminating such Compensation Plans in accordance with their terms); provided, however, that the cost of any change-in-control, termination or similar payments required to be made under, or upon termination of, the Compensation Plans shall be accrued by GNTY through the date of the Closing and reflected in GNTY Closing Capital in accordance with Section 4.1.3(b).

6.2.5 No Contract Created. Nothing in this Agreement will give any Employee a right to employment or continuing employment.

6.2.6 Severance Eligibility. Any current Employees (a) who are not entitled to severance, change in control, or other payments at or in connection with Closing under the Compensation Plans set forth in Schedule 3.1.18(c) or otherwise, and (b) are not offered a position by GBCI or continued to be employed by Glacier Bank on the date that is one year following the Effective Date will receive severance payments in accordance with Glacier Bank’s severance policy in effect at the Closing on the basis of the number of years of prior service with GNTY and the Bank, at the expense of GBCI.

6.3 Indemnification of Directors and Executive Officers.

6.3.1 For a period of six years from and after the Effective Date, GBCI will indemnify and defend each present and former director and officer of GNTY and the Bank (the “Indemnified Parties”) from and against any and all claims, losses, liabilities, judgments, fines, damages, costs (including amounts paid in settlement or compromise) and expenses (including reasonable attorneys’ fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Time, including, without limitation, the Merger to the fullest extent that GNTY and/or the Bank is currently permitted to indemnify (and advance expenses to) its directors and officers under applicable Law, including federal banking Law, and under their respective certificates of formation or bylaws in effect on the Execution Date or written contract with GNTY or the Bank in effect on the Execution Date; provided, however, that all rights to indemnification in respect of any claim asserted or made in accordance with this Section 6.3 shall continue until the final disposition of such claim. GBCI shall advance expenses (including fees and expenses of legal counsel) as incurred to the Indemnified Parties to the fullest extent that such Indemnified Parties would be entitled under the applicable certificate of formation or bylaws in effect on the Execution Date or written contract with GNTY or the Bank in effect on the Execution Date. Any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standard set forth under GNTY’s or the Bank’s certificate of formation or bylaws will be made by independent counsel (which will not be counsel that provides any services to GBCI or any of its Subsidiaries) selected by GBCI and reasonably acceptable to such officer or director.

6.3.2 Prior to the Effective Time, GBCI will purchase, at the sole cost and expense of GNTY, and GNTY will reasonably cooperate with GBCI’s efforts to purchase, (i) a six-year tail policy for GNTY’s current comprehensive directors’ and officers’ liability insurance and (ii) a two-year tail policy for GNTY’s current cyber insurance prior to the Effective Time; provided that the premiums for such policies shall not exceed 250 percent of the current annualized premiums; and provided further that, GBCI may substitute therefor policies with reputable insurers of at least the same coverage and scope, and in amount, and containing terms and conditions, that are no less favorable to such individuals than such policies in effect on the date hereof.

6.3.3 The provisions of this Section 6.3 will survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each Indemnified Party, and his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under GNTY’s certificate of formation or bylaws, by contract or otherwise. The obligations of GBCI pursuant to this Section 6.3 (and the “tail policy” obtained pursuant thereto) may not be terminated, canceled or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom this Section 6.3 applies unless (i) such termination or modification is required by applicable Law, or (ii) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties to whom this Section 6.3 applies will be third party beneficiaries of this Section 6.3). In the event GBCI or any of its respective successors or assigns (a) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger, or (b) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision will be made so that the successors and assigns of GBCI, as the case may be, assume the obligations set forth in this Section 6.3.

6.4 Termination of GNTY KSOP. After the date hereof and in any event prior to the Closing, GNTY shall have adopted an amendment to the GNTY KSOP providing that (a) the GNTY KSOP shall be terminated at least one day prior to the Closing, (b) immediately prior to such termination, the GNTY KSOP shall be in compliance in all material respects with any applicable Laws, including ERISA and the IRC, (c) no new participants shall be admitted to the GNTY KSOP after such termination, (d) GNTY KSOP participants’ accounts shall be fully vested and 100 percent non-forfeitable upon such termination, and (e) the GNTY KSOP shall permit the entire balance of a participant’s account to be distributable as soon as reasonably practicable following the Effective Date.

ARTICLE 7

TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1 Termination by Reason of Lapse of Time. If Closing does not occur on or before June 30, 2026 (the “Outside Date”), either GBCI or GNTY may terminate this Agreement and the Merger if the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination; provided that, if as of such Outside Date, the condition to Closing set forth in Section 5.1 shall not have been satisfied, then the Outside Date will be extended to on or before September 30, 2026, if either GNTY or GBCI notifies the other party in writing on or prior to the Outside Date of its election to extend the Outside Date; and provided, further that the right to terminate this Agreement pursuant to this Section 7.1 shall not be available to any party whose failure to perform or observe the covenants and agreements of such party set forth in this Agreement resulted in the failure of the Merger to be completed by the applicable Outside Date.

7.2 Other Grounds for Termination. This Agreement and the Merger may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by GNTY’s shareholders, unless otherwise provided) by GNTY (on behalf of itself and the Bank) or GBCI (on behalf of itself and Glacier Bank) as follows:

7.2.1 Mutual Consent. By mutual consent of GNTY and GBCI, if the board of directors of each party agrees to terminate by a majority vote of all of its members.

7.2.2 No Regulatory Approvals. By GNTY or GBCI, (i) if a Governmental Authority that must grant a Requisite Regulatory Approval has denied a Requisite Regulatory Approval, (ii) a Requisite Regulatory Approval is subject to any condition or requirement not normally imposed in such transactions that would deprive GBCI of the economic or business benefits of the Transactions in a manner that is material relative to the aggregate economic or business benefits of the Transactions to GBCI, or (iii) if an application for a Requisite Regulatory approval has been withdrawn and the party seeking such Requisite Regulatory Approval fails to re-file such application within 30 days of withdrawing such application; provided, however, that GNTY or GBCI will have 15 Business Days following receipt of any denial to appeal the decision, and if such appeal is timely made by either party, such party will have 60 days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.2.2 during such period of time; provided further, however, either party shall be entitled to terminate this Agreement pursuant to the terms of Section 7.1 during such period of time.

7.2.3 Breach of Representation. By GNTY or GBCI (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the representations or warranties set forth in this Agreement that are not qualified as to materiality or a breach of any of the representations or warranties set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 30 day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.2.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 5.2.1 (in the case of a breach of a representation or warranty by GNTY) or Section 5.3.1 (in the case of a breach of a representation or warranty by GBCI).

7.2.4 Breach of Covenant. By GNTY or GBCI (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement in a manner that would entitle the other party not to consummate the Merger) if there has been a breach of any of the covenants or obligations set forth in this Agreement on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 30-day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.2.4 unless the breach of such covenant or obligation, together with any other such breaches, would entitle the party receiving such covenant or obligation not to consummate the transactions contemplated hereby under Section 5.2.2 (in the case of a breach of a covenant or obligation by GNTY) or Section 5.3.2 (in the case of a breach of a covenant or obligation by GBCI).

7.2.5 Failure to Recommend or Obtain Shareholder Approval.

(a) By GBCI (provided that GBCI is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), if GNTY’s board of directors (i) fails to recommend to its shareholders the approval of the Merger or (ii) modifies, withdraws, or changes in a manner adverse to GBCI its recommendation to shareholders to approve the Merger; or

(b) By GNTY or GBCI (provided that the terminating party or its applicable Subsidiary are not then in material breach of any of their representations, warranties, covenants or other agreements in this Agreement), if GNTY’s shareholders elect not to approve the Merger at the GNTY Meeting.

7.2.6 Superior Proposal—Termination by GNTY. By the board of directors of GNTY upon written notice to GBCI if GNTY’s board of directors has in good faith determined that an Acquisition Proposal received by GNTY constitutes a Superior Proposal; provided, however, that GNTY may not terminate this Agreement pursuant to this Section 7.2.6 unless (a) it has not materially breached Section 4.1.7 or Section 4.2.2, (b) promptly following the delivery of such notice of termination, it enters into a definitive acquisition agreement relating to such Superior Proposal, (c) it has provided GBCI at least 10 days’ prior written notice advising GBCI that the board of directors of GNTY is prepared to accept a Superior Proposal (the “Superior Proposal Notice Period”) and has given GBCI, if it so elects, an opportunity to amend the terms of this Agreement during the Superior Proposal Notice Period (and negotiated with GBCI in good faith with respect to such terms during the Superior Proposal Notice Period) in such a manner as would enable GNTY’s board of directors to proceed with the Merger without violating their fiduciary duties, and (d) simultaneously upon entering into such definitive acquisition agreement relating to such Superior Proposal referred to in clause (b), it delivers to GBCI the Break-Up Fee.

7.2.7 Superior Proposal—Termination by GBCI. By GBCI upon written notice to GNTY if an Acquisition Event will have occurred.

7.3 Break-Up Fee. If this Agreement is terminated pursuant to Section 7.2.5(a), Section 7.2.6, or Section 7.2.7 then GNTY will immediately pay to GBCI an amount equal to $18,500,000, (the “Break-Up Fee”). If this Agreement is terminated pursuant to Section 7.2.5(b), or pursuant to Section 7.2.4 for breach of either Section 4.1.7 or Section 4.2.2, and within 18 months after such termination, GNTY or the Bank enters into an agreement, or publicly announces an intention, to engage in an Acquisition Event, or within 18 months after such termination an Acquisition Event occurs, then GNTY will promptly following such entry, announcement, or occurrence pay to GBCI the Break-Up Fee.

7.4 Cost Allocation Upon Termination; Limitations; Break-Up Fee as Liquidated Damages. In connection with the termination of this Agreement under this Article, except as provided in Section 7.3, each party will pay its own out-of-pocket costs incurred in connection with this Agreement and, except as set forth in Section 7.3 and Section 8.4, will have no liability to the other parties arising from such termination, except that in the event of a termination under Section 7.2.3 or Section 7.2.4 in a circumstance in which no Break-Up Fee is paid, no party will be relieved from any liability arising out of the underlying breach by reason of such termination. The parties acknowledge and agree that (a) the agreements contained in Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither party would enter into this Agreement, and (b) any amount payable by GNTY pursuant to Section 7.3 constitutes liquidated damages and not a penalty and shall be the sole monetary remedy of GBCI in the event of termination of this Agreement under circumstances that give rise to payment of the Break-Up Fee. In the event that GNTY fails to pay the Break-Up Fee when due then (a) GNTY shall reimburse GBCI for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of unpaid or overdue amounts, and (b) GNTY shall pay to GBCI interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made, plus 2 percent. The parties hereto acknowledge and agree that in no event shall GNTY be required to pay the Break-Up Fee more than one time.

ARTICLE 8

MISCELLANEOUS

8.1 Notices. Any notice, request, instruction or other document to be given under this Agreement will be in writing and will be delivered personally, sent electronic mail or sent by registered or certified mail or overnight Federal Express service, postage prepaid, addressed as follows:

GBCI:	Glacier Bancorp, Inc. 49 Commons Loop Kalispell, Montana 59901 Attn: Randall M. Chesler, President and CEO Email: rchesler@glacierbancorp.com

with a copy to:	Miller Nash LLP 1140 SW Washington St Suite 700 Portland, Oregon 97205 Attn: David G. Post Kalin G. Bornemann Email: david.post@millernash.com kalin.bornemann@millernash.com

GNTY and the Bank:	Guaranty Bancshares, Inc. 16475 Dallas Parkway, Suite 600 Addison, Texas 75001 Attn: Tyson T. Abston, Chairman and CEO Email: tabston@gnty.com

with a copy to:	Norton Rose Fulbright US LLP 2200 Ross Avenue Suite 3600 Dallas, Texas 75201 Attn: Mike Keeley Email: mike.keeley@nortonrosefulbright.com or to such other address or Person as any party may designate by written notice to the other given under this Section 8.1.

8.2 Waivers and Extensions. Subject to Article 9, any party may grant waivers or extensions to the other parties, but only through a written instrument executed by the President and/or CEO or CFO of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

8.2.1 any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

8.2.2 compliance with any of the covenants of any other party; and

8.2.3 any other party’s performance of any obligations under this Agreement and any other condition precedent set out in Article 5.

8.3 Construction and Execution in Counterparts; Third Party Beneficiaries.

8.3.1 Except as otherwise expressly provided in this Agreement, this Agreement, the Disclosure Schedule, and the Confidentiality Agreement: (a) covers the entire understanding of the parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the parties or their respective duly authorized agents; (b) will not be interpreted by reference to any of the titles or headings to the sections or subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (c) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (d) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document. References in this Agreement to Recitals, Sections, Subsections, Exhibits or Schedules are references to the Recitals, Sections, Subsections, Exhibits and Schedules of and to this Agreement unless expressly stated otherwise. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

8.3.2 Except for the provisions in Section 6.3 (which provisions may be enforced directly by Indemnified Parties), this Agreement is not intended to and shall not confer upon any Person other than the parties to this Agreement and their permitted assigns any rights, benefits or remedies of any nature whatsoever. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties.

8.4 Survival of Representations, Warranties, and Covenants. Except as set forth below, the representations, warranties, agreements and covenants set forth in this Agreement will not survive the Effective Time or termination of this Agreement, except that (a) Section 4.8 (Confidentiality), Section 7.3 (Break-Up Fee), Section 7.4 (Cost Allocation Upon Termination), and Sections 8.3 through 8.8 will survive termination; and (b) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following the Effective Time, including without limitation Section 6.2 (Employee Benefit Issues) and Section 6.3 (Indemnification), will survive the Effective Time. Except as specifically set forth in the preceding sentences, none of the representations, warranties, agreements or covenants contained in this Agreement shall survive the Effective Time, and none of GBCI, Glacier Bank, GNTY nor the Bank shall have any rights or remedies after Closing with respect to any breach of any such representations, warranties, agreements or covenants.

8.5 Expenses, Fees and Costs. Except as otherwise specifically provided herein, all fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the Transactions are to be paid by the party incurring such fees, costs and expenses. In the event of any dispute, claim, arbitration or litigation arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement (“Claim”), the substantially prevailing party on any such Claim will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys’ fees.

8.6 Arbitration. At either party’s request, the parties must submit any Claim to arbitration under the American Arbitration Association’s Commercial Arbitration Rules then in effect (or under any other form of arbitration mutually acceptable to the parties); provided that a party shall not be prevented from seeking injunctive relief from a court of competent jurisdiction in accordance with Sections 8.7 and 8.10 below to enforce this Agreement. A single arbitrator agreed on by the parties will conduct any arbitration. If the parties cannot agree on a single arbitrator within 15 days after service of the demand for arbitration, Claims shall be heard by a panel of three arbitrators, selected as follows: each party shall select one person to act as arbitrator and the two selected shall select a third arbitrator within 10 days of their appointment; if the arbitrators selected by the parties fail to select or are unable to agree on the third arbitrator, the third arbitrator shall be selected by the American Arbitration Association. The arbitration decision is final (except as otherwise specifically provided by Law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator(s) will provide the parties with a written decision naming the substantially prevailing party in the action. Any arbitration or related proceedings will take place in Kalispell, Montana.

8.7 Governing Law and Venue; Waiver of Jury Trial. This Agreement will be governed by and construed in accordance with the Laws of the State of Montana, except to the extent that federal Law may govern certain matters. Subject to the arbitration provisions set forth in Section 8.6, the parties must bring any legal proceeding arising out of this Agreement in the federal district court of the Missoula Division for the State of Montana, if that court has subject-matter jurisdiction over the dispute, or otherwise in the Montana District Court for the Fourth Judicial District, Missoula County. Each party consents to and submits to the jurisdiction of any such court. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

8.8 Severability. If a court determines that any term of this Agreement is invalid or unenforceable under applicable Law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by Law.

8.9 No Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any Person other than the parties any rights or remedies under this Agreement.

8.10 Specific Performance. The parties agree that irreparable harm would occur if any of the provisions of this Agreement are not performed in accordance with their specific terms. Therefore, the parties shall be entitled to seek specific performance of the terms of this Agreement, in addition to any other remedies to which they are entitled at law or equity. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties acknowledge and agree that any party entitled to an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such injunction, and any party against whom such injunction is entered expressly waives any bond or security in connection therewith.

ARTICLE 9

AMENDMENTS

Subject to applicable Law, this Agreement and the form of any attached attachment, addendum, exhibit or schedule may be amended upon authorization of the boards of directors of the parties, whether before or after the GNTY Meeting; provided, however, that after approval by GNTY’s shareholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of GNTY without the further approval of such shareholders. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension, or waiver.

[signatures on next page]

This Plan and Agreement of Merger is dated as of the date first written above.

GLACIER BANCORP, INC.

By:	/s/ Randall M. Chesler
Randall M. Chesler, President and CEO

GLACIER BANK

By:	/s/ Randall M. Chesler
Randall M. Chesler, President and CEO

GUARANTY BANCSHARES, INC.

By:	/s/ Tyson T. Abston
Tyson T. Abston, Chairman and CEO

GUARANTY BANK & TRUST, N.A.

By:	/s/ Tyson T. Abston
Tyson T. Abston, Chairman and CEO

[Signature Page to Plan and Agreement of Merger]

EXHIBIT A

Parties to Recital E

Directors

Tyson T. Abston

Kirk K. Lee

Richard W. Baker

Jeffrey W. Brown

James S. Bunch

Sondra Cunningham

Bradley K. Drake

Christopher B. Elliot

Carl Johnson, Jr.

James M. Nolan, Jr.

Eddie Priefert

Josh Bray

Brian Mason

Carl Smith

Executive Officers

Tyson T. Abston

W. Travis Brown

Lisa Gallerano

Shalene A. Jacobson

Kirk L. Lee

Harold E. Lower, II

A. Craig Roberts

Robert P. Sharp

EXHIBIT B

Form of Transaction-Related Expenses Exhibit

Transaction-Related Expenses*	Allowance	Final
Employee Related
Change-in-Control Cost

Vesting accruals (SERPs)

Retention bonuses

Tail Coverage Insurance
Paid Time Off
Professional Expenses
Investment banking—Advisory

Investment banking—Opinion

Legal

Accounting

Other

SUBTOTAL (Employee and Prof.)

Integration/Operations
Vendor Termination and Deconversion Fee

Other Contracts
Other IT/Systems Termination Cost

SUBTOTAL (IT Contracts)

TOTAL

As provided in the Plan and Agreement of Merger, to the extent Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount, the difference, on an after-tax basis (applying an effective tax rate of 21.0 percent to reflect proportionately items that are deductible under applicable Tax Laws to those that are not), will be treated as a reduction of GNTY Capital for purposes of determining GNTY Closing Capital (regardless of whether such amounts are required to be expensed in accordance with GAAP). If Final Transaction Related Expenses are less than the Maximum Transaction Expense Amount, the difference, on an after-tax basis (applying an effective tax rate of 21.0 percent to the extent a particular item is deductible under applicable Tax Laws), will be treated as an increase in GNTY Capital for such purpose.

*Figures to be provided prior to giving effect to taxes.

Appendix B

June 24, 2025

The Board of Directors

Guaranty Bancshares, Inc.

16475 Dallas Parkway, Suite 600

Addison, Texas

75001

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common shareholders of Guaranty Bancshares, Inc. (“GNTY”) of the Total Per Share Consideration (as defined below) to be received by such common shareholders in connection with the proposed merger (the “Merger”) of GNTY with and into Glacier Bancorp, Inc. (“GBCI”), pursuant to the Plan and Agreement of Merger (the “Agreement”) to be entered into by and among GBCI, Glacier Bank, a wholly-owned subsidiary of GBCI, GNTY and Guaranty Bank & Trust, N.A., a wholly-owned subsidiary of GNTY. Pursuant to the Agreement and subject to the provisions thereof, by virtue of the Merger and without any action on the part of any holder of shares of common stock, par value $1.00 per share, of GNTY (“GNTY Common Stock”), each share of GNTY Common Stock issued and outstanding as of the Effective Time (as defined in the Agreement) shall be converted into the right to receive from GBCI 1.0000 share of common stock, par value $0.01 per share, of GBCI (“GBCI Common Stock” and, such share of GBCI Common Stock for each share of GNTY Common Stock, the “Per Share Merger Consideration”), subject to adjustment as further provided in the Agreement (as to which adjustment we express no opinion). In addition, the Agreement provides that, if the GNTY Closing Capital (as defined in the Agreement) exceeds the Closing Capital Requirement (as defined in the Agreement) after making all adjustments required by the terms of the Agreement, GNTY may declare a special dividend to its shareholders payable on or before the date of the Merger in an aggregate amount equal to the positive Closing Capital Differential (as defined in the Agreement). At the direction of GNTY and with the consent of the board of directors of GNTY (the “Board”), we have assumed, without independent verification, for purposes of our analyses and this opinion, that the Closing Capital Differential will be $16.5 million and that, as a result of the foregoing, GNTY will declare and pay a special cash dividend in the amount per share of GNTY Common Stock of $1.44 (the “Estimated Per Share Dividend Consideration”). The Per Share Merger Consideration and the Estimated Per Share Dividend Consideration, taken together, are referred to herein as the “Total Per Share Consideration.” The terms and conditions of the Merger (including payment of the Estimated Per Share Dividend Consideration) are more fully set forth in the Agreement.

The Agreement also provides that, immediately following the Merger, Guaranty Bank & Trust, N.A. will be merged with and into Glacier Bank with Glacier Bank as the surviving entity, pursuant to a separate bank merger agreement (such transaction, the “Bank Merger”).

KBW has acted as financial advisor to GNTY and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to existing

Keefe, Bruyette & Woods, A Stifel Company

The Board of Directors – Guaranty Bancshares, Inc.

June 24, 2025

sales and trading relationships between a KBW broker-dealer affiliate and each of GNTY and GBCI), may from time to time purchase securities from, and sell securities to, GNTY and GBCI. In addition, as market makers in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of GNTY or GBCI for our and their own respective accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the Board in rendering this opinion and will receive a fee from GNTY for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, GNTY has agreed to indemnify us for certain liabilities arising out of our engagement.

Other than in connection with this present engagement, KBW has not provided investment banking or financial advisory services to GNTY during the past two years. In the past two years, KBW has provided investment banking and financial advisory services to GBCI and has received compensation for such services. KBW acted as financial adviser to GBCI in connection with its April 2024 acquisition of Community Financial Group, Inc. We may in the future provide investment banking and financial advisory services to GNTY or GBCI and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of GNTY and GBCI and bearing upon the Merger, including among other things, the following: (i) an execution version of the Agreement dated June 24, 2025; (ii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of GNTY; (iii) the unaudited quarterly financial statements and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 of GNTY; (iv) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of GBCI; (v) the unaudited quarterly financial statements and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 of GBCI; (vi) certain regulatory filings of GNTY and GBCI and their respective subsidiaries, including, as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2024 as well as the quarter ended March 31, 2025; (vii) certain other interim reports and other communications of GNTY and GBCI to their respective shareholders; and (viii) other financial information concerning the businesses and operations of GNTY and GBCI furnished to us by GNTY and GBCI or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of GNTY and GBCI; (ii) the assets and liabilities of GNTY and GBCI; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for GNTY and GBCI with similar information for certain other companies, the securities of which are publicly traded; (v) publicly available consensus “street estimates” of GNTY, as well as assumed GNTY long-term growth rates provided to us by GNTY management, all of which information was discussed with us by such management and used and relied upon by us at the direction of GNTY management and with the consent of the Board; (vi) publicly available consensus “street estimates” of GBCI, as well as assumed GBCI long-term growth rates provided to us by GBCI management, all of which information was discussed with us by such management and used and relied upon by us based on such discussions, at the direction of GNTY management and with the consent of the Board; (vii) pro forma balance sheet and capital data of GBCI as of March 31, 2025, as adjusted for the recent acquisition by GBCI of Bank of Idaho Holding Company completed on April 30, 2025, that was prepared by GBCI management, provided to and discussed with us by such management, and used and relied upon by us based on such discussions, at the direction of GNTY management and with the consent of the Board; and (viii) estimates regarding certain pro forma financial effects of the Merger on GBCI (including, without limitation, the cost savings expected to result or be derived from the Merger) that were prepared by GBCI management, provided to and discussed with us by such management, and used and relied upon by us based on such discussions, at the direction of GNTY management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and

The Board of Directors – Guaranty Bancshares, Inc.

June 24, 2025

have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held by the managements of GNTY and GBCI regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. We have not been requested to assist, and have not assisted, GNTY with soliciting indications of interest from third parties regarding a potential transaction with GNTY.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of GNTY as to the reasonableness and achievability of the publicly available consensus “street estimates” of GNTY and the assumed GNTY long-term growth rates referred to above (and the assumptions and bases therefor), and we have assumed that all such information has been reasonably prepared and represents, or in the case of the GNTY “street estimates” referred to above that such estimates are consistent with, the best currently available estimates and judgments of GNTY management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated. We have further relied, with the consent of GNTY, upon GBCI management as to the reasonableness and achievability of the publicly available consensus “street estimates” of GBCI, the assumed GBCI long-term growth rates and the estimates regarding certain pro forma financial effects of the Merger on GBCI (including, without limitation, the cost savings expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for all such information), and we have assumed that all such information has been reasonably prepared and represents, or in the case of the GBCI “street estimates” referred to above that such estimates are generally consistent with, the best currently available estimates and judgments of GBCI management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated.

It is understood that the portion of the foregoing financial information of GNTY and GBCI that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of GNTY and GBCI referred to above, is based on numerous variables and assumptions that are inherently uncertain and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of GNTY and GBCI and with the consent of the Board, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either GNTY or GBCI since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for credit losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for credit losses for each of GNTY and GBCI are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of GNTY or GBCI, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of GNTY or GBCI under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. We have made note of the classification by each of GNTY and GBCI of its loans and owned securities as either held

The Board of Directors – Guaranty Bancshares, Inc.

June 24, 2025

to maturity or held for investment, on the one hand, or held for sale or available for sale, on the other hand, and have also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of GNTY and GBCI, but we express no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger (including payment of the Estimated Per Share Dividend Consideration) and any related transactions (including, without limitation, the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the execution version reviewed by us and referred to above), with no adjustments to the Total Per Share Consideration (including the allocation between the Per Share Merger Consideration and the Estimated Per Share Dividend Consideration) and with no other consideration or payments in respect of GNTY Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transactions will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of GNTY, GBCI or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of GNTY that GNTY has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to GNTY, GBCI, the Merger and any related transaction, and the Agreement. KBW has not provided advice with respect to any such matters. We have assumed, at the direction of GNTY and without independent verification, that the GNTY Closing Capital (as defined in the Agreement) will exceed the Closing Capital Requirement.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Total Per Share Consideration to the holders of GNTY Common Stock. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger or the actions relating to the Guaranty Bancshares, Inc. Employee Stock Ownership Plan With 401(k) Provisions, as amended, to be undertaken in connection with the Merger as provided in the Agreement), including, without limitation, the form or structure of the Merger or any such related transaction (including the form of the Total Per Share Consideration or the allocation thereof between the Per Share Merger Consideration and the Estimated Per Share Dividend Consideration), any consequences of the Merger or any such related transaction to GNTY, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. There is currently significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, recently announced actual or threatened imposition of

The Board of Directors – Guaranty Bancshares, Inc.

June 24, 2025

tariff increases, inflation, and prolonged higher interest rates. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. We express no view or opinion as to any changes after the date hereof to the Closing Capital Differential or the Estimated Per Share Dividend Consideration from the respective amounts thereof that we have been directed to assume for purposes of our analyses and this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of GNTY to engage in the Merger or enter into the Agreement; (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by GNTY or the Board; (iii) the fairness of the amount or nature of any compensation to any of GNTY’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of GNTY Common Stock; (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of GNTY (other than the holders of GNTY Common Stock, solely with respect to the Total Per Share Consideration as described herein and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of GBCI or any other party to any transaction contemplated by the Agreement; (v) any adjustments (as provided in the Agreement) to the Per Share Merger Consideration or what the actual amount of the Closing Capital Differential (if any) and the resulting special dividend by GNTY will be; (vi) the actual value of GBCI Common Stock to be issued in the Merger; (vii) the prices, trading range or volume at which GNTY Common Stock or GBCI Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which GBCI Common Stock will trade following the consummation of the Merger; (viii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement; or (ix) any legal, regulatory, accounting, tax or similar matters relating to GNTY, GBCI, their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any related transaction (including the Bank Merger), including whether or not the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of GNTY Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Total Per Share Consideration to be received by holders of GNTY Common Stock in connection with the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

Keefe, Bruyette & Woods, Inc.